Exhibit 99.1

Barrick Gold Corporation Brookfield Place, TD Canada Trust Tower Suite 3700, 161 Bay Street, P.O. Box 212 Toronto, ON M5J 2S1 Annual Information Form For the year ended December 31, 2017 Dated as of March 23, 2018

BARRICK GOLD CORPORATION

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

GLOSSARY OF TECHNICAL TERMS	4

REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION	10

FORWARD-LOOKING INFORMATION	10

SCIENTIFIC AND TECHNICAL INFORMATION	13

GENERAL INFORMATION	13

Organizational Structure	13
Subsidiaries	14
Areas of Interest	16
General Development of the Business	16
History	16
Strategy	16
Results of Operations in 2017	18

NARRATIVE DESCRIPTION OF THE BUSINESS	22

Production	22
Reportable Operating Segments	22
Barrick Nevada	23
Pueblo Viejo (60% basis)	24
Lagunas Norte	24
Veladero	25
Turquoise Ridge (75% basis)	26
Acacia Mining plc (63.9% basis)	27
Pascua-Lama Project	28
Mineral Reserves and Mineral Resources	29
Marketing and Distribution	39
Employees and Labor Relations	41
Competition	41
Corporate Social Responsibility	41
Operations in Emerging Markets: Corporate Governance and Internal Controls	42
Board and Management Experience and Oversight	43
Communications	44
Internal Controls and Cash Management Practices	44
Managing Cultural Differences	45
Books and Records	45

MATERIAL PROPERTIES	45

Cortez Property	45
Goldstrike Property	52
Pueblo Viejo Mine	58

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Lagunas Norte Mine	65
Veladero Mine	71
Turquoise Ridge Mine	80

EXPLORATION AND EVALUATIONS	86

ENVIRONMENT	91

LEGAL MATTERS	94

Government Controls and Regulations	94
Legal Proceedings	97

RISK FACTORS	110

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	129

CONSOLIDATED FINANCIAL STATEMENTS	129

CAPITAL STRUCTURE	129

RATINGS	132

MARKET FOR SECURITIES	133

MATERIAL CONTRACTS	135

TRANSFER AGENTS AND REGISTRARS	137

DIVIDEND POLICY	137

DIRECTORS AND OFFICERS OF THE COMPANY	137

AUDIT COMMITTEE	147

Audit Committee Mandate	147
Composition of the Audit Committee	147
Relevant Education and Experience	147
Participation on Other Audit Committees	148
Audit Committee Pre-Approval Policies and Procedures	148
External Auditor Service Fees	148

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	149

NON-GAAP FINANCIAL MEASURES	150

INTERESTS OF EXPERTS	167

ADDITIONAL INFORMATION	168

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SCHEDULE “A” AUDIT COMMITTEE MANDATE	A-1

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GLOSSARY OF TECHNICAL TERMS

Assay

A chemical analysis to determine the amount or proportion of the element of interest contained within a sample, typically base metals or precious metals.

Autoclave

Oxidation process in which high temperatures and pressures are applied within a pressurized closed vessel to convert refractory sulfide mineralization into amenable oxide ore.

Block Caving

A non-selective bulk mining method where material is caused to cave towards underground extraction points following the engineered drilling and removal of material from an undercut that creates a pattern of breakage and collapse within the rock mass.

By-product

A payable secondary metal or mineral product that is recovered along with the primary metal or mineral product during the concentration process.

Carbonaceous

Naturally occurring carbon present in the ore from the decay of organic material which can result in an inadvertent loss of precious metals during the cyanidation process.

Carbon-in-leach (CIL)

A recovery process in which precious metals are dissolved from finely ground ore during cyanidation and simultaneously adsorbed on relatively coarse activated carbon (burnt coconut shell) granules. The loaded carbon particles are separated from the slurry and recycled in the process following precious metal removal and reactivation through chemical and thermal means.

Carbon-in-column (CIC)

A method of recovering gold and silver from solution following cyanidation in the process by adsorption of the precious metals onto prepared carbon (burnt coconut shell).

Concentrate

A product from a mineral processing facility such as gravity separation or flotation in which the valuable constituents have been upgraded and unwanted gangue materials rejected as waste.

Contained ounces

A measure of in-situ or contained metal based on an estimate of tonnage and grade.

Crushing

A unit operation that reduces the size of material delivered as Run of Mine Ore for further processing.

Cut-and-fill

A method of stoping in which ore is removed in slices, or lifts, and then the excavation is filled with rock or other waste material (backfill), before the subsequent slice is extracted.

Cut-off grade

A calculated minimum metal grade at which material can be mined and processed at break-even cost.

Development

Work carried out for the purpose of preparing a mineral deposit for production. In an underground mine, development includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden and/or waste rock.

Dilution

The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.

Doré

Composite gold and silver bullion usually consisting of approximately 90% precious metals that will be further refined to separate pure metals.

Drift

A horizontal tunnel generally driven within or alongside an orebody and aligned parallel to the long dimension of the ore.

Drift-and-fill

A method of underground mining used for flat-lying mineralization or where ground conditions are less competent.

Drilling

Core: a drilling method that uses a rotating barrel and an annular-shaped, diamond-impregnated rock-cutting bit to produce cylindrical rock cores and lift such cores to the surface, where they may be collected, examined and assayed.

Reverse circulation: a drilling method that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the center of the drill pipe and are collected, examined and assayed.

Conventional rotary: a drilling method that produces rock chips similar to reverse circulation except that the sample is collected using a single-walled drill pipe. Air or water circulates down through the center of the drill pipe and returns chips to the surface around the outside of the pipe.

In-fill: the collection of additional samples between existing samples, used to provide greater geological detail and to provide more closely-spaced assay data.

Exploration

Prospecting, sampling, mapping, diamond-drilling and other work involved in locating the presence of economic deposits and establishing their nature, shape and grade.

Flotation

A process which concentrates minerals by taking advantage of specific surface properties and applying chemicals such as collectors, depressants, modifiers and frothers in the presence of water and finely dispersed air bubbles.

Grade

The concentration of an element of interest expressed as relative mass units (percentage, parts per million, ounces per ton, grams per tonne, etc.).

Grinding (Milling)

Involves the size reduction of material fed to a process plant though abrasion or attrition to liberate valuable minerals for further metallurgical processing.

Heap leaching

A process whereby precious or base metals are extracted from stacked material placed on top of an impermeable plastic liner and after applying leach solutions which dissolve and transport values for recovery in the process plant.

Lode

A mineral deposit, consisting of a zone of veins, veinlets or disseminations, in consolidated rock as opposed to a placer deposit.

Long-hole open stoping

A method of underground mining involving the drilling of holes up to 30 meters or longer into an ore bearing zone and then blasting a slice of rock which falls into an open space. The broken rock is extracted and the resulting open chamber may or may not be back filled with supporting material.

Metric conversion

Troy ounces	×	31.10348	=	Grams
Troy ounces per short ton	×	34.28600	=	Grams per tonne
Pounds	×	0.00045	=	Tonnes
Tons	×	0.90718	=	Tonnes
Feet	×	0.30480	=	Meters
Miles	×	1.60930	=	Kilometers
Acres	×	0.40468	=	Hectares
Fahrenheit	(°F-32) × 5 ÷ 9		=	Celsius

Mill

A facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

Mineral reserve

The economically mineable portion of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves.

Probable mineral reserve: the economically mineable portion of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven mineral reserve: the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Mineral resource

A concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

Inferred mineral resource: that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mining claim

A footprint of land that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and, in most instances, exploit the minerals under the surface.

Net profits interest royalty

A royalty based on the profit remaining after recapture of certain operating, capital and other costs.

Net smelter return royalty

A royalty based on a percentage of valuable minerals produced with settlement made either in kind or in currency based on the sale proceeds received less all of the offsite smelting, refining and transportation costs associated with the purification of the economic metals.

Open pit mine

A mine where materials are removed in an excavation from surface.

Ore

Material containing metallic or non-metallic minerals which can be mined and processed at a profit.

Orebody

A sufficiently large amount of ore that is contiguous and can be mined economically.

Oxide ore

Mineralized rock in which some of the host rock or original mineralization has been oxidized.

Qualified Person

See “Scientific and Technical Information”.

Reclamation

The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

Reclamation and closure costs

The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine.

Recovery rate

A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

Refining

The final stage of metal production in which impurities are removed from a molten metal.

Refractory material

Mineralized material from which metal is not amenable to recovery by conventional cyanide methods without any pre-treatment. The refractory nature can be due to either silica or sulfide encapsulation of the metal or the presence of naturally occurring carbon or other constituents that reduce gold recovery.

Roasting

The treatment of sulfide ore by heat and air, or oxygen enriched air, in order to oxidize sulfides and remove other elements (carbon, antimony or arsenic).

Shaft

A vertical passageway to an underground mine for ventilation, moving personnel, equipment, supplies and material including ore and waste rock.

Tailings

The material that remains after processing.

Tailings storage facility

An area constructed for long term storage of material that remains after processing.

Tons

Short tons (2,000 pounds or approximately 907 kilograms).

Tonnes

Metric tonnes (1,000 kilograms or approximately 2,205 pounds).

Underhand cut-and-fill

A cut-and-fill method of underground mining that works downward, with cemented fill placed above the working area; best suited where ground conditions are less competent.

REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION

All currency amounts in this Annual Information Form are expressed in United States dollars, unless otherwise indicated. References to “C$” are to Canadian dollars. References to “A$” are to Australian dollars. References to “CLP” are to Chilean pesos. References to “ARS” are to Argentinean pesos. For Canadian dollars to U.S. dollars, the average exchange rate for 2017 and the exchange rate as at December 31, 2017 were one Canadian dollar per 0.77 and 0.80 U.S. dollars, respectively. For Australian dollars to U.S. dollars, the average exchange rate for 2017 and the exchange rate as at December 31, 2017 were one Australian dollar per 0.77 and 0.78 U.S. dollars, respectively. For Chilean pesos to U.S. dollars, the average exchange rate for 2017 and the exchange rate as at December 31, 2017 were one U.S. dollar per 649 and 615 Chilean pesos, respectively. For Argentinean pesos to U.S. dollars, the average exchange rate for 2017 and the exchange rate as at December 31, 2017 were one U.S. dollar per 16.56 and 18.61 Argentinean pesos, respectively.

For the year ended December 31, 2017 and for the comparative prior periods identified in this Annual Information Form, Barrick Gold Corporation (“Barrick” or the “Company”) prepared its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The audited consolidated financial statements of the Company for the year ended December 31, 2017 (the “Consolidated Financial Statements”) are available electronically from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and from the U.S. Securities and Exchange Commission’s (the “SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

Mineral reserves (“reserves”) and mineral resources (“resources”) have been estimated as at December 31, 2017 in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“National Instrument 43-101”), as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities and Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve (see Note 8 of “– Notes to the Mineral Reserves and Resources Tables” in “Narrative Description of the Business – Mineral Reserves and Mineral Resources”). In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Readers should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, readers are cautioned not to assume that all or any part of Barrick’s mineral resources constitute or will be converted into reserves.

Barrick uses certain non-GAAP financial performance measures in its financial reports, including cash costs per ounce, all-in sustaining costs per ounce, all-in costs per ounce, C1 cash costs per pound and all-in sustaining costs per pound. For a description and reconciliation of each of these measures, please see pages 69 to 84 of Barrick’s Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2017 contained in Barrick’s 2017 Annual Report (the “MD&A”). See also “Non-GAAP Financial Measures” at pages 150 to 167 for a detailed discussion of each of the non-GAAP measures used in this Annual Information Form.

FORWARD-LOOKING INFORMATION

Certain information contained in this Annual Information Form, including any information as to Barrick’s strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “goal”, “aim”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “can”, “could”, “should”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions related to the factors set forth below that, while considered reasonable by Barrick as at the date of this Annual Information Form in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to:

•	fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity);

•	changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies, and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, Tanzania, Zambia, Saudi Arabia, United Kingdom or Barbados or other countries in which Barrick does or may carry on business in the future;

•	failure to comply with environmental and health and safety laws and regulations;

•	timing of receipt of, or failure to comply with, necessary permits and approvals;

•	increased costs and physical risks, including extreme weather events and resource shortage, related to climate change;

•	diminishing quantities or grades of reserves;

•	increased costs, delays, suspensions and technical challenges associated with the construction of capital projects;

•	risks associated with the implementation of Barrick’s digital transformation initiative, and the ability of the projects under this initiative to meet Barrick’s capital allocation objectives;

•	risks associated with the fact that certain Best-in-Class initiatives are still in the early stages of evaluation, and additional engineering and other analysis is required to fully assess their impact;

•	the ultimate resolution of a dispute relating to (i) the imposition by the Tanzanian government of a ban on mineral concentrate exports currently impacting the operations of Acacia Mining plc (“Acacia”), (ii) allegations by the Government of Tanzania that Acacia under-declared the metal content of concentrate exports from Tanzania, and (iii) certain tax re-assessments of Acacia by the Tanzanian government;

•	the benefits expected from recent transactions being realized;

•	uncertainty whether some or all of the Best-in-Class initiatives and targeted investments will meet the Company’s capital allocation objectives;

•	lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law;

•	the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows;

•	adverse changes in the Company’s credit ratings;

•	the impact of inflation;

•	risks associated with working with partners in jointly controlled assets;

•	operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, and disruptions in the maintenance or provision of required infrastructure and information technology systems;

•	damage to Barrick’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to Barrick’s handling of environmental matters or dealings with community groups, whether true or not;

•	the speculative nature of mineral exploration and development;

•	changes in mineral production performance, exploitation and exploration successes;

•	risk of loss due to acts of war, terrorism, sabotage and civil disturbances;

•	fluctuations in the currency markets (such as Canadian and Australian dollars, Chilean, Argentinean and Dominican pesos, British pound, Peruvian sol, Zambian kwacha, South African rand, Tanzanian shilling and Papua New Guinean kina versus the U.S. dollar);

•	changes in U.S. dollar interest rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations;

•	risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk);

•	litigation and legal and administrative proceedings;

•	contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure;

•	business opportunities that may be presented to, or pursued by, the Company;

•	the Company’s ability to successfully integrate acquisitions or complete divestitures;

•	employee relations, including loss of key employees;

•	availability and increased costs associated with mining inputs and labor; and

•	the organization of Barrick’s previously held African gold operations and properties under a separate listed company.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect the Company’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Annual Information Form are qualified by these cautionary statements. Specific reference is made to “Narrative Description of the Business – Mineral Reserves and Mineral Resources” and “Risk Factors” and to the MD&A (which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F) for a discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this Annual Information Form.

The Company may, from time to time, make oral forward-looking statements. The Company advises that the above paragraph and the risk factors described in this Annual Information Form and in the Company’s other documents filed with the Canadian securities regulatory authorities and the SEC should be read for a description of certain factors that could cause the actual results of the Company to materially differ from those in the oral forward-looking statements. The Company disclaims any intention or obligation to update or revise any oral or written forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific or technical information in this Annual Information Form relating to mineral reserves or mineral resources is based on information prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, in each case under the supervision of, or following review by, Rick Sims, Vice President, Reserves and Resources, Steven Haggarty, Senior Director, Metallurgy or Patrick Garretson, Senior Director, Life of Mine Planning.

Scientific or technical information in this Annual Information Form relating to the geology of particular properties and exploration programs is based on information prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, in each case under the supervision of Robert Krcmarov, Executive Vice President, Exploration and Growth.

Each of Messrs. Sims, Haggarty, Garretson and Krcmarov is a “Qualified Person” as defined in National Instrument 43-101. A “Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.

Each of Messrs. Sims, Haggarty, Garretson and Krcmarov is an officer or employee of Barrick and/or an officer, director or employee of one or more of its associates or affiliates. No such person received or will receive a direct or indirect interest in any property of Barrick or any of its associates or affiliates. As of the date hereof, each such person owns beneficially, directly or indirectly, less than 1% of any outstanding class of securities of Barrick and less than 1% of any outstanding class of securities of Barrick’s associates or affiliates.

GENERAL INFORMATION

Organizational Structure

Barrick is a corporation governed by the Business Corporations Act (Ontario) resulting from the amalgamation, effective July 14, 1984, of Camflo Mines Limited, Bob-Clare Investments Limited and the former Barrick Resources Corporation. By articles of amendment effective December 9, 1985, the Company changed its name to American Barrick Resources Corporation. Effective January 1, 1995, as a result of an amalgamation with a wholly-owned subsidiary, the Company changed its name from American Barrick Resources Corporation to Barrick Gold Corporation. On December 7, 2001, in connection with its acquisition of Homestake Mining Company (“Homestake”), the Company amended its articles to create a special voting share, which has special voting rights designed to permit holders of Barrick Gold Inc. (formerly Homestake Canada Inc.) (“BGI”) exchangeable shares to vote as a single class with the holders of Barrick common shares. In March 2009, in connection with Barrick’s redemption of all of the outstanding BGI exchangeable shares, the single outstanding special voting share was redeemed and cancelled. In connection with its acquisition of Placer Dome Inc. (“Placer Dome”), Barrick amalgamated with Placer Dome pursuant to articles of amalgamation dated May 9, 2006. In connection with the acquisition of Arizona Star Resource Corp. (“Arizona Star”), Barrick amalgamated with Arizona Star pursuant to articles of amalgamation dated January 1, 2009. Barrick’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1.

Barrick’s business is organized into operating segments for financial reporting purposes, comprising eleven individual minesites, Barrick Nevada (composed of the Cortez and Goldstrike properties as described in further detail below), one publicly traded company (Acacia) and one project (Pascua-Lama). Barrick’s reportable operating segments are Barrick Nevada, Pueblo Viejo, Lagunas Norte, Veladero, Turquoise Ridge, Acacia and Pascua-Lama. In the first quarter of 2017, Barrick unified the management and operation of its Cortez and Goldstrike properties, now referred to as Barrick Nevada. For financial reporting purposes, the Company’s remaining operating segments that are not reportable operating segments are grouped into an “other” category and are not reported on individually. The material properties presented in this Annual Information Form are: Cortez, Goldstrike, Pueblo Viejo, Lagunas Norte, Veladero and Turquoise Ridge. See “Narrative Description of the Business – Reportable Operating Segments”.

Subsidiaries

A significant portion of Barrick’s business is carried on through its subsidiaries. A chart showing Barrick’s mines, projects, related operating subsidiaries, other significant subsidiaries and certain associated subsidiaries as at March 19, 2018 and their respective locations or jurisdictions of incorporation, as applicable, is set out below. All subsidiaries, mines and projects referred to in the chart are 100% owned, unless otherwise noted.

Significant Subsidiaries, Operating Mines and Projects

Barrick Gold Corporation (Ontario)
53.49%(1)
BGC Holdings Ltd. (Cayman Islands)
Sutton Resources Ltd. (British Columbia)
PDG Sona (Cayman) Limited (Cayman Islands)
PDG Aurora LLC (Cayman Islands)
ABX Financeco Inc. (Delaware)
Barrick North America Holding Corporation (Nevada)
Equinox Minerals Limited (Ontario)
50%
Atacama Copper Pty Limited (New South Wales)
Placer International Finance Inc. (Barbados)
Arizona Star Resource (Bermuda) Ltd. (Cayman Islands)
Barrick Holdings International Ltd. (Cayman Islands)
Romanex International Limited (British Columbia)
11.03%
Acacia Mining plc (United Kingdom)
9.11%
Aurum Insurance Company Inc. (Barbados)
Barrick Gold Exploration Inc. (Delaware)
Barrick Turquoise Ridge Inc. (Delaware)
Barrick Gold U.S. Inc. (California)
Barrick Resources Australia Pty Limited (New South Wales)
Barrick (PD) Australia Pty Limited (New South Wales)
Tethyan Copper Company Pty Limited (Western Australia)
50%
AC 40689 Ltd. (Cayman Islands)
43.80%
Barrick International (Barbados) Corp. (Barbados)
16.67%
Kabanga Holdings Limited (Cayman Islands)
BUK HoldCo Limited (United Kingdom)
PDG (Barbados) Limited (Cayman Islands)
Barrick Goldstrike Mines Inc. (Colorado)
75%
Turquoise Ridge Mine (United States)
50%
Donlin Gold LLC (Delaware)
Barrick Copper Overseas Pty Limited (Western Australia)
50%
Barrick (Niugini) Limited (Papua New Guinea)
Tethyan Copper Company Pakistan (Private) Limited (Pakistan)
1.534%
Inversiones Arizona Star Chile Limitada (Chile)
Placer B-C Limited (Cayman Islands)
60%
Kabanga Nickel Company Limited (Tanzania)
40%
East African Gold Mines Pty Limited (Australian Capital Territory)
Goldstrike Property (United States)
Barrick Gold Finance Inc. (Delaware)
Donlin Gold Project (Alaska)
Barrick African Copper Pty Limited (Western Australia)
95%
Porgera Mine (Papua New Guinea)
75%
Reko Diq Project (Pakistan)
30.7%
38.6%
98.466%(1)
99.999992%(1)
40%
99.998%(1)
Compania Minera Casale SPA (Chile)
Zaldivar Chile Inc. (Cayman Islands)
Kabanga Project (Tanzania)
North Mara Gold Mine Limited (Tanzania)
Barrick Holding Co. (California)
96.36%
Barrick (HMC) Mining Company (Delaware)
3.64%
Cortez Property (United States)
60%
Barrick Cortez Inc. (Delaware)
Lumwana Mining Company Limited (Zambia)
85.376%(1)
60%
46.2%
Norte Abierto Project (Chile)
Compania Minera Zaldivar Limitada (Chile)
Kagera Mining Company Limited (Tanzania)
North Mara Mine (Tanzania)
Argentina Gold Corp (Canada)
Homestake Mining Company of California (California)
53.8%
Barrick (Australia Pacific Holdings) Pty Ltd (Northern Territory)
Golden Sunlight Mines, Inc. (California)
Lumwana Mine (Zambia)
50%
40%
90.34%(1)
Compania Minera Zaldivar SpA (Chile)
Dominicana Holdings Inc. (Barbados)
60%
Kagera Project (Tanzania)
KMCL Holdings Ltd. (Cayman Islands)
Argentina Gold (Bermuda) I Ltd. (Cayman Islands)
Barrick Gold Finance Company (Nova Scotia)
Barrick Administration Company Pty Ltd (Victoria)
Golden Sunlight Mine (United States)
Barrick Middle East Pty Limited (Queensland)
99.98628%(1)
87.83%(1)
50%
55%(1)
Zaldivar Mine (Chile)
Pueblo Viejo Dominicana Corporation (Barbados)
Barrick Holdings Ltd. (Cayman Islands)
Bulyanhulu Gold Mine Limited (Tanzania)
Barrick Cayman (V) Ltd. (Cayman Islands)
Barrick Gold Inc. (Ontario)
Barrick (Australia Pacific) Pty Limited (South Australia)
Ma'aden Barrick Copper Company Limited (Saudi Arabia)
14.623%(1)
99.9999%(1)
50%
50%
Pueblo Viejo Mine (Dominican Republic)
99.99%(1)
Inversiones Barrick Conosur Limitada (Chile)
South American Mineral Ventures Limited (Cayman Islands)
Bulyanhulu Mine (Tanzania)
Argentina Gold (Bermuda) II Ltd. (Cayman Islands)
Hemlo Property (Canada)
Kalgoorlie Mine (Australia)
Jabal Sayid Mine (Saudi Arabia)
98.23%(1)
95.69%
Minera Barrick Misquichilca S.A. (Peru)
1816962 Ontario Inc. (Ontario)
Minera Argentina Gold SRL (Argentina)
Lagunas Norte Mine (Peru)
Pangea Goldfields Inc. (Ontario)
Veladero Mine (Argentina)
5%
Pierina Mine(2) (Peru)
1051694 Ontario Inc. (Ontario)
94.059%
Pangea Minerals Limited (Tanzania)
Buzwagi Mine (Tanzania)
Barrick Exploraciones Argentina S.A. (Argentina)
98%(1)
Compania Minera San Jose, Inc. (Cayman Islands)
Pascua-Lama Project (Chile/ Argentina)
Compania Minera Nevada SpA (Chile)

(1) Wholly-owned, directly or indirectly, by Barrick Gold Corporation.

(2) in closure

Areas of Interest

A map showing Barrick’s mining operations and projects as at March 19, 2018, including those mines held through Barrick’s equity interest in Acacia, is set out at the end of this “General Information” section.

General Development of the Business

History

Barrick entered the gold mining business in 1983 and is a leading international gold company. The Company has interests in operating mines or projects in Canada, the United States, the Dominican Republic, Peru, Chile, Argentina, Tanzania, Zambia, Australia, Papua New Guinea and Saudi Arabia. The Company’s principal products and sources of earnings are gold and copper.

During its first ten years, Barrick focused on acquiring and developing properties in North America, notably the Company’s Goldstrike property on the Carlin Trend in Nevada. Since 1994, Barrick has strategically expanded beyond its North American base and now operates on five continents.

Strategy

Barrick’s strategy is focused on growing free cash flow per share over the long term. The Company aims to achieve this by: (i) maintaining industry leading margins, driven by operational excellence, technological innovation and superior execution; (ii) maintaining a superior portfolio of assets and allocating capital with discipline and rigor; (iii) maintaining a robust balance sheet that can withstand gold price volatility and support investment through metal price cycles; and (iv) leveraging the Company’s talent and distinctive partnership culture as competitive advantages.

Barrick is focused on continuously improving the productivity and efficiency of the Company’s existing operations, while pursuing step changes in performance over the long-term through investments in digital systems and innovation. Starting in late 2016 and throughout 2017, Barrick laid the foundation for its digital transformation through a series of pilot projects primarily focused at the Cortez property in Nevada. This allowed Barrick to evaluate digital solutions and their potential economic returns in a controlled environment with rigorous oversight. In 2018, Barrick’s digital strategy will focus on completing the first iteration of an enterprise-grade, data analytics platform, referred to as the “Barrick Data Fabric”. Barrick will also accelerate the implementation of digital projects across its other operations, with an initial focus in Nevada.

The Company is also advancing four feasibility-level projects that have the potential to contribute more than one million ounces of annual production to Barrick, with initial contributions beginning in 2021. Projects in Nevada at Cortez Deep South, Goldrush, and Turquoise Ridge have been approved and are in execution (final Board approval for the start of major construction at Goldrush remains pending). Optimization work on a sequenced project to potentially extend the life of the Lagunas Norte mine in Peru remains underway. Barrick’s portfolio also contains a number of undeveloped greenfield gold deposits, providing further optionality and leverage to gold prices. These include Alturas, Donlin Gold, Norte Abierto and Pascua-Lama. For additional information, see “Material Properties – Cortez Property”, “Material Properties – Lagunas Norte Mine”, “Material Properties – Turquoise Ridge Mine”, and “Exploration and Evaluations”.

All projects undergo rigorous scrutiny by the Company’s Investment Committee at every stage of evaluation and development, prioritizing free cash flow generation, risk-adjusted returns, and capital efficiency. Each project is benchmarked against a 15% hurdle rate using a long-term gold price assumption of $1,200 per ounce and ranked accordingly.

Barrick’s exploration programs strike a balance between high-quality brownfield projects, greenfield exploration, and emerging discoveries that have the potential to become profitable mines. In line with Barrick’s focus on growing its exploration portfolio, the Company has also cultivated active partnerships with a number of junior exploration and development companies as the Company seeks to identify potential new core mineral districts for the Company. These partnerships include ATAC at the Orion project in the Yukon, Osisko at the Kan property in northern Québec, and Premier Gold at Cove McCoy in Nevada.

For additional information regarding Barrick’s exploration programs and new discoveries, see “Exploration and Evaluations”.

In support of maintaining a robust balance sheet, Barrick is targeting a reduction of the Company’s total debt from $6.4 billion as of year-end 2017 to around $5 billion by the end of 2018. The Company expects to achieve this primarily by using cash flow from operations and cash on hand, and potentially through further portfolio optimization. Barrick intends to continue to pursue debt reduction with discipline, taking only those actions that are sensible for the Company, on terms favourable to shareholders.

Driving an ownership culture across the Company is another key element of Barrick’s strategy. In 2016, the Company created the Global Employee Share Plan, which awards Barrick common shares to employees based on overall Company performance. These shares are purchased by Barrick on the open market and must be held for as long as an employee remains with the Company. As of March 19, 2018, Barrick employees now own more than 1.5 million shares of the Company as a result of the Global Employee Share Plan, fostering a culture of ownership across the organization.

Barrick also carried out the following initiatives in 2015, 2016, and 2017 to optimize its portfolio and strengthen its balance sheet:

•	In 2015, Barrick reduced its total debt by $3.1 billion, exceeding an original debt reduction target of $3 billion for the year, through a combination of normal course repayments and early debt retirements. Barrick completed the following transactions in 2015 as part of this debt reduction strategy. On July 23, 2015, Barrick completed the sale of the Cowal mine in Australia for cash consideration of $550 million. On August 31, 2015, Barrick completed the sale of 50% of its interest in the Porgera mine in Papua New Guinea to Zijin Mining Group Company for cash consideration of $298 million. On September 29, 2015, Barrick closed a gold and silver streaming transaction with Royal Gold, Inc. (“Royal Gold”) for production linked to Barrick’s 60% interest in the Pueblo Viejo mine in the Dominican Republic. Royal Gold made an upfront cash payment of $610 million and will continue to make cash payments for gold and silver delivered under the agreement (for more information about the Pueblo Viejo streaming transaction, see “Material Properties – Pueblo Viejo Mine”). On December 1, 2015, Barrick completed the sale of 50% of its Zaldívar copper mine in Chile to Antofagasta plc. In August 2016, Barrick finalized the working capital adjustments resulting in final consideration of $950 million. On December 17, 2015, Barrick completed the sale of the Ruby Hill mine and Barrick’s 70% interest in the Spring Valley project, both in Nevada, to Waterton Precious Metals Fund II Cayman, LP for cash consideration of $110 million.

•

In 2016, Barrick reduced its total debt by $2.04 billion, or 20%, from $9.97 billion to $7.93 billion, exceeding its original target of $2 billion, through a combination of normal course repayments and early debt retirements, including completion of two cash tender offers. On

January 11, 2016, Barrick completed the sale of the Bald Mountain mine and its 50% interest in the Round Mountain mine, both in Nevada, to Kinross Gold Corporation (“Kinross”) for cash consideration of $610 million, subject to certain closing adjustments.

•	On June 9, 2017, Barrick completed a transaction with Goldcorp Inc. (“Goldcorp”) to form a new joint venture at the Cerro Casale project in Chile. Pursuant to the transaction, Goldcorp acquired a 25% interest in Cerro Casale from Barrick. The transaction, coupled with the concurrent purchase by Goldcorp of Kinross’s 25% interest in Cerro Casale, resulted in Barrick and Goldcorp each holding a 50% interest in the joint operations. Goldcorp entered into a separate agreement for the acquisition of Exeter Resource Corporation, whose sole asset was the Caspiche project, located approximately 10 kilometers north of Cerro Casale. The Caspiche project was contributed to the joint venture by Goldcorp. The joint venture is now referred to as Norte Abierto and includes the Cerro Casale, Caspiche and Luciano deposits.

•	On June 30, 2017, Barrick completed the sale of 50% of its interest in the Veladero mine in Argentina to Shandong Gold Mining Co., Ltd. (“Shandong”) for cash consideration of $960 million, plus post-closing working capital adjustments of approximately $30 million received in the fourth quarter of 2017 (for total proceeds of approximately $990 million). The two companies also formed a working group to explore the joint development of the Pascua-Lama deposit, and will evaluate additional investment opportunities on the highly prospective El Indio gold belt on the border of Argentina and Chile.

•	In 2017, the Company reduced its total debt by $1.51 billion, or 19%, exceeding the original 2017 debt reduction target of $1.45 billion.

Results of Operations in 2017

Total revenues in 2017 were $8.4 billion, a decrease of $0.2 billion, or 2%, compared to 2016, primarily due to lower gold sales volume, partially offset by higher realized gold and copper prices. In 2017, gold and copper revenues totaled $7.6 billion and $0.6 billion, respectively, with gold down 4%, compared to the prior year due to a decrease in gold sales volume, partially offset by higher realized prices, and copper up 30% compared to the prior year due to higher realized prices. Realized gold prices of $1,258 per ounce in 2017 were up 1% compared to the prior year, principally due to higher market prices. Realized copper prices for 2017 were $2.95 per pound, up 29% compared to the prior year due to higher market prices. For an explanation of realized price, see “Non-GAAP Financial Measures – Realized Prices”. In 2017, Barrick reported net earnings of $1.438 billion, including after-tax net $1.425 billion in impairment reversals and gains on sale in 2017 related to its successful formation of new joint operations at the Veladero mine and Cerro Casale project. This was partially offset by net impairment charges of $511 million net of tax and non-controlling interest mainly relating to impairment charges at Acacia’s Bulyanhulu mine and the Pascua-Lama project, coupled with an impairment reversal at Lumwana, compared to net earnings of $655 million in 2016. Adjusted net earnings were $876 million, compared to adjusted net earnings of $818 million in 2016 (for an explanation of adjusted net earnings, see “Non-GAAP Financial Measures – Adjusted Net Earnings and Adjusted Net Earnings per Share”). The significant adjusting items (pre-tax and non-controlling interest effects) in 2017 include: $718 million gain relating to the sale of a 50% interest in the Veladero mine; $193 million gain related to the sale of a 25% interest in the Cerro Casale project; $212 million net impairment charges, primarily on Acacia’s Bulyanhulu mine of $740 million and on the Pascua-Lama project of $407 million, partially offset by impairment reversals as a result of the indicative fair value of the Cerro Casale project related to Barrick’s divestment of 25% of $1.12 billion and on Lumwana of $259 million; partially offset by $244 million significant tax adjustments primarily relating to dividend withholding tax expense and a tax provision relating to the impact of the proposed framework for Acacia operations in Tanzania, partially offset by the anticipated impact of the U.S tax reform; $178 million other expense adjustments, mainly relating to losses on debt extinguishment and reduced operations program costs at Acacia’s Bulyanhulu mine; and $72 million foreign currency translation losses, primarily related to the devaluation of the Argentinean peso on VAT receivables.

In 2017, Barrick’s gold production was 5.3 million ounces, 4% lower than 2016 gold production, with costs of sales applicable to gold of $794 per ounce, all-in sustaining costs of $750 per ounce and cash costs of $526 per ounce. Barrick’s copper production in 2017 was 413 million pounds of copper, in line with 2016 copper production, with cost of sales applicable to copper of $1.77 per pound, all-in sustaining costs of $2.34 per pound and C1 cash costs of $1.66 per pound. In 2016, Barrick produced 5.52 million ounces of gold, with costs of sales applicable to gold of $798 per ounce, all-in sustaining costs of $730 per ounce and cash costs of $546 per ounce, and 415 million pounds of copper, with cost of sales applicable to copper of $1.41 per pound, all-in sustaining costs of $2.05 per pound and C1 cash costs of $1.49 per pound. “All-in sustaining costs” and “Cash costs” per ounce and “All-in sustaining costs” and “C1 cash costs” per pound are non-GAAP financial performance measures. For an explanation of all-in sustaining costs per ounce, cash costs per ounce, all-in sustaining costs per pound and C1 cash costs per pound, refer to “Non-GAAP Financial Measures – All-in sustaining costs per ounce, All-in costs per ounce, Cash costs per ounce, All-in sustaining costs per pound and C1 cash costs per pound” at pages 150 to 164 of this Annual Information Form.

The following table summarizes Barrick’s interest in its producing mines and reportable operating segments and its share of gold production from these mines and reportable operating segments for the periods indicated:

Gold Mines	Ownership[1]	2017[2] (thousands of ounces)	2016[2] (thousands of ounces)
North America
Barrick Nevada, Nevada[3]	100%	2,312	2,155
Pueblo Viejo Mine, Dominican Republic[4]	60%	650	700
Hemlo Property, Ontario	100%	196	235
Golden Sunlight Mine, Montana	100%	41	34
Turquoise Ridge Mine, Nevada[4]	75%	211	266
Bald Mountain Mine, Nevada[5]	100%	0	3
Round Mountain Mine, Nevada[5]	50%	0	5

		3,410	3,398

South America
Lagunas Norte Mine, Peru	100%	387	435
Veladero Mine, Argentina[4,6]	50%	432	544

		819	979

Australia Pacific
Porgera Mine, Papua New Guinea[4]	47.5%	235	234
Kalgoorlie Mine, Western Australia[4]	50%	368	376

		603	610

Gold Mines	Ownership[1]	2017[2] (thousands of ounces)	2016[2] (thousands of ounces)
Africa
Acacia Mining plc, Tanzania[4],8	63.9%	491	530
		491	530

Company Total[7]		5,323	5,517

1	Barrick’s interest is subject to royalty obligations at certain mines.
2	Sum of gold mine production amounts may not equal total production amounts due to rounding.
3	In the first quarter of 2017, Barrick unified the management and operation of its Cortez and Goldstrike properties, now reported as Barrick Nevada (along with Goldrush and Barrick’s 60% interest in South Arturo).
4	Barrick’s proportional share.
5	Barrick completed the sale of the Bald Mountain mine and its interest in the Round Mountain mine on January 11, 2016.
6	Barrick sold 50% of its Veladero mine on June 30, 2017; accordingly, the 2017 production represents Barrick’s share of gold production on a 100% basis from January 1 to June 30, 2017 and on a 50% basis from July 1, 2017 onwards.
7	Excludes 122 thousand ounces and 92 thousand ounces of gold produced by the Pierina mine in 2017 and 2016, respectively, incidental to closure activities.
8	On March 3, 2017, the Tanzanian Government announced a general ban on the export of metallic mineral concentrates. Acacia immediately ceased all exports of its gold/copper concentrate. For additional information, see “Legal Matters – Legal Proceedings – Acacia Mining plc – Concentrate Export Ban and Related Disputes”.

The following table summarizes Barrick’s interest in its principal producing copper mines and its share of copper production from these mines for the periods indicated:

Copper Mines	Ownership[1]	2017[2] (millions of pounds)	2016[2] (millions of pounds)
Jabal Sayid Mine, Saudi Arabia[3,4]	50%	43	30
Lumwana Mine, Zambia	100%	256	271
Zaldívar Mine, Chile[3]	50%	114	114

Company Total		413	415

1	Barrick’s interest is subject to royalty obligations at certain mines.
2	Sum of copper mine production amounts may not equal total production amounts due to rounding.
3	Barrick’s proportional share.
4	Commenced commercial production on July 1, 2016.

See “Narrative Description of the Business” in this Annual Information Form, Note 5 “Segment Information” to the Consolidated Financial Statements and the MD&A for further information on the Company’s operating segments. See “Narrative Description of the Business – Mineral Reserves and Mineral Resources” for information on the Company’s mineral reserves and resources.

NARRATIVE DESCRIPTION OF THE BUSINESS

Barrick is engaged in the production and sale of gold, as well as related activities such as exploration and mine development. Barrick also produces significant amounts of copper, principally from its Zaldívar joint venture, Jabal Sayid joint venture and its Lumwana mine and holds other interests. Unless otherwise specified, the description of Barrick’s business, including products, principal markets, distribution methods, employees and labor relations contained in this Annual Information Form, applies to each of its operating segments and Barrick as a whole.

Production

For the year ended December 31, 2017, Barrick produced 5.3 million ounces of gold at cost of sales applicable to gold of $794 per ounce, all-in sustaining costs of $750 per ounce and cash costs of $526 per ounce. Barrick’s 2018 gold production is targeted at 4.5 to 5.0 million ounces. Barrick expects average cost of sales applicable to gold of $810 to $850 per ounce in 2018, all-in sustaining costs of $765 to $815 per ounce and cash costs of $540 to $575 per ounce, assuming a market gold price of $1,200 per ounce, a market oil price of $55 per barrel and an Australian dollar exchange rate of $1:A$0.75. See “Forward-Looking Information”. The Company’s 2018 gold production is expected to be lower than 2017 as a result of production decreases at Barrick Nevada, Pueblo Viejo and Veladero. “All-in sustaining costs” and “cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and cash costs per ounce, refer to “Non-GAAP Financial Measures – All-in sustaining costs per ounce, All-in costs per ounce, Cash costs per ounce, All-in sustaining costs per pound and C1 cash costs per pound” at pages 150 to 164 of this Annual Information Form.

For the year ended December 31, 2017, Barrick produced 413 million pounds of copper at cost of sales applicable to copper of $1.77 per pound, all-in sustaining costs of $2.34 per pound and C1 cash costs of $1.66 per pound. Barrick’s 2018 copper production is targeted at approximately 385 to 450 million pounds at expected cost of sales applicable to copper of $1.80 to $2.10 per pound, all-in sustaining costs of approximately $2.30 to $2.60 per pound and C1 cash costs of approximately $1.55 to $1.75 per pound, assuming a market oil price of $55 per barrel and a Chilean peso exchange rate of 650:$1. See “Forward-Looking Information”. “All-in sustaining costs” and “C1 cash costs” per pound are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and C1 cash costs per pound, refer to “Non-GAAP Financial Measures – All-in sustaining costs per ounce, All-in costs per ounce, Cash costs per ounce, All-in sustaining costs per pound and C1 cash costs per pound” at pages 150 to 164 of this Annual Information Form.

Reportable Operating Segments

Barrick’s business is organized into eleven individual minesites, Barrick Nevada, one publicly traded company (Acacia) and one project (Pascua-Lama). Barrick’s Chief Operating Decision Maker, the President, reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, grouping, Company and/or project level, with the exception of Barrick’s 63.9% equity interest in Acacia, which is reviewed and assessed as a separate business. Therefore, each individual minesite, with the exception of Barrick Nevada, Acacia and the Pascua-Lama project, is an operating segment for financial reporting purposes.

Barrick has been pursuing step changes in performance in Nevada by fully integrating the Cortez and Goldstrike operations. Over the past three years, these mines have benefited from increased collaboration and additional synergies, including joint production planning to optimize ore processing. By fully integrating the management of their assets, infrastructure, and expertise, Barrick expects to further accelerate improvements in efficiency and productivity. As a result of these changes, in the first quarter of 2017, Barrick unified the management and operation of its Cortez and Goldstrike properties, now referred to as Barrick Nevada.

Set out below is a brief description of Barrick’s updated reportable operating segments, consisting of four individual gold mines, Barrick Nevada, Acacia and one project. Each mine and project receives direction from Barrick’s head office, but has responsibility for certain aspects of its business, such as sustainability of mining operations, including exploration, production and closure. Acacia has a greater amount of independence in comparison to Barrick’s other operating segments, as further described below.

For details regarding 2017 production for all operating segments, see “General Information – General Development of the Business”. For additional details regarding the reserves and resources held in each operating segment, see “– Mineral Reserves and Mineral Resources”. See also Note 5 “Segment Information” to the Consolidated Financial Statements and the MD&A for further financial and other information on the Company’s operating segments. Barrick’s ability to deliver on its vision, strategic objectives and operating guidance depends on the Company’s ability to understand and appropriately respond to uncertainties and risks. For a description of certain of those sources of uncertainty, relevant risk modification activities and oversight by the Company’s Board of Directors and executive officers, see pages 35 to 38 of the MD&A. For a discussion of material risks relevant to investors, see “Risk Factors”.

Barrick Nevada

In the first quarter of 2017, Barrick unified the management and the operation of its Cortez and Goldstrike properties, which, together with the Goldrush property and the Company’s 60% interest in the South Arturo property, are now referred to as Barrick Nevada. However, each of Cortez and Goldstrike continue to be material properties for the purposes of this Annual Information Form.

Barrick Nevada produced approximately 2.3 million ounces of gold at cost of sales attributable to gold of $792 per ounce, all-in sustaining costs of $624 per ounce and cash costs of $455 per ounce in 2017, compared to approximately 2.2 million ounces of gold at cost of sales attributable to gold of $876 per ounce, all-in sustaining costs of $618 per ounce and cash costs of $502 per ounce in 2016. In 2017, production was positively impacted by higher grades mined and processed from Cortez Hills open pit (“CHOP”), coupled with higher throughput at the oxide mill as a result of Best-in-Class process improvements and an increased permit limit. These improvements resulted in the highest annual throughput level ever achieved at the oxide mill. This was partially offset by lower Goldstrike open pit stockpile grades available for processing at the roaster compared to higher stockpile grades in the prior year, fewer Goldstrike underground ounces processed due to a decrease in long-hole stoping and available stopes to mine, and fewer leach tonnes mined and placed in the current year at Cortez. Lower grades at Cortez Hills underground (“CHUG”) as it advances deeper into the mine were partially offset by higher mining rates as a result of digitization initiatives such as short interval control and automation. At Barrick Nevada, the Company expects 2018 gold production to be in the range of 2.0 to 2.255 million ounces. Lower production is expected at CHOP and CHUG. At CHOP, mining will transition from purely oxide ore to a mix of oxide, refractory and transitional ores. Grade mined from CHUG is expected to be lower as progression is made deeper into the mine. This is partially offset by increased throughput at the oxide mill, increased grades at Goldstrike open pit from processing the third northwest layback compared to stockpile processing in the prior year and higher grades at Goldstrike underground. Throughput initiatives at the autoclave are expected to more than offset lower autoclave recovery as the transition primarily from an all acid blend to an alkaline/acid blend occurs. In 2018, the Company expects cost of sales attributable to gold to be in the range of $760 to $810 per ounce, which is consistent with 2017. All-in sustaining costs are expected to be in the range of $610 to $660 per ounce, consistent with 2017, as lower production is offset by lower sustaining capital expenditures for tailings expansions, process improvements and

Goldstrike underground projects to enable mining deeper in the mine. Cash costs are expected to be in the range of $470 to $530 per ounce, an increase from 2017. “All-in sustaining costs” and “cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and cash costs per ounce, refer to “Non-GAAP Financial Measures – All-in sustaining costs per ounce, All-in costs per ounce, Cash costs per ounce, All-in sustaining costs per pound and C1 cash costs per pound” at pages 150 to 164 of this Annual Information Form.

Pueblo Viejo (60% basis)

Barrick’s 60% interest in the Pueblo Viejo mine (a material property for the purposes of this Annual Information Form, see “Material Properties – Pueblo Viejo Mine”) produced approximately 650 thousand ounces of gold at cost of sales attributable to gold of $699 per ounce, all-in sustaining costs of $525 per ounce and cash costs of $405 per ounce in 2017, compared to approximately 700 thousand ounces of gold at cost of sales attributable to gold of $564 per ounce, all-in sustaining costs of $490 per ounce and cash costs of $395 per ounce in 2016. Barrick is the operator of the joint venture. In 2017, cost of sales attributable to gold was negatively impacted by the effect of lower sales volume on unit production costs, combined with higher depreciation expense relating to a tailings storage facility depreciation adjustment and higher fuel prices. At Pueblo Viejo, the Company expects its equity share of 2018 gold production to be in the range of 585 to 615 thousand ounces, below 2017 production levels, driven by reduced gold head grade, partially offset by increased autoclave throughput resulting from improved maintenance strategies and small-scale pre-oxidation and flotation concentrate pre-processing expansions. In 2018, Barrick expects cost of sales attributable to gold to be in the range of $720 to $750 per ounce. All-in sustaining costs are expected to be $590 to $620 per ounce and cash costs are expected to be in the range of $425 to $450 per ounce. Cost of sales attributable to gold, all-in sustaining costs and cash costs are expected to be higher than in 2017 primarily due to a reduction in total ounces produced and sold, higher fuel prices and higher sustaining capital expenditures related mainly to increased capitalized waste stripping, tailings dam construction, Quisqueya power station gas conversion and Bonao sub-station construction capital projects. Byproduct credits are expected to be higher than in 2017, reflecting increased metal prices, ore grades and recoveries for both silver and copper. “All-in sustaining costs” and “cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and cash costs per ounce, refer to “Non-GAAP Financial Measures – All-in sustaining costs per ounce, All-in costs per ounce, Cash costs per ounce, All-in sustaining costs per pound and C1 cash costs per pound” at pages 150 to 164 of this Annual Information Form.

Lagunas Norte

Barrick’s Lagunas Norte mine (a material property for purposes of this Annual Information Form, see “Material Properties – Lagunas Norte Mine”) produced approximately 387 thousand ounces of gold at cost of sales attributable to gold of $617 per ounce, all-in sustaining costs of $483 per ounce and cash costs of $405 per ounce in 2017, compared to approximately 435 thousand ounces of gold at cost of sales attributable to gold of $651 per ounce, all-in sustaining costs of $529 per ounce and cash costs of $383 per ounce in 2016. The lower cost of sales attributable to gold in 2017 was mainly due to lower depreciation expense and realized cost savings from the Best-in-Class program, such as initiatives to improve efficiencies in the carbon-in-column circuit, implementation of short interval control and improvements in planned maintenance. These were partially offset by the impact of lower sales volume and higher direct mining costs, resulting from lower capitalized waste stripping and higher processing costs driven by higher tonnage processed and increased supplies consumption given the treatment of different ore types in the mine plan. At Lagunas Norte, the Company expects 2018 production to be in the range of 230 to 270 thousand ounces, lower than 2017 production levels, as a result of the progressive depletion of oxide ores, which are being replaced with harder ore material with lower kinetics and recoveries. In 2018, the Company expects cost of sales attributable to gold to be in the range of $780 to

$910 per ounce, mainly driven by the impact of lower gold sales combined with an increase in depreciation expense and higher corporate social responsibility expenses. All-in sustaining costs are expected to be $670 to $780 per ounce and cash costs are expected to be in the range of $420 to $490 per ounce. The increase in all-in sustaining costs is driven mainly by the decrease in production and increase in sustaining capital expenditures in 2018. Operational costs are expected to decrease, aligned to the reduced mine production plan, compared to 2017. Best-in-Class operational initiatives for 2018 will be focused on getting gold ounces from injection wells and slag processing. “All-in sustaining costs” and “cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and cash costs per ounce, refer to “Non-GAAP Financial Measures – All-in sustaining costs per ounce, All-in costs per ounce, Cash costs per ounce, All-in sustaining costs per pound and C1 cash costs per pound” at pages 150 to 164 of this Annual Information Form.

Veladero

Barrick’s 100% interest in the Veladero mine (a material property for purposes of this Annual Information Form, see “Material Properties – Veladero Mine”) from January 1 to June 30, 2017 and 50% interest in the Veladero mine from July 1, 2017 onwards (reflecting Barrick’s divestment of 50% of its interest in the Veladero mine on June 30, 2017) produced approximately 432 thousand ounces of gold at cost of sales attributable to gold of $897 per ounce, all-in sustaining costs of $987 per ounce and cash costs of $598 per ounce in 2017, compared to approximately 544 thousand ounces of gold at cost of sales attributable to gold of $872 per ounce, all-in sustaining costs of $769 per ounce and cash costs of $582 per ounce in 2016 when Barrick held a 100% interest in the mine throughout the year. See “General Information – General Development of the Business”. The higher cost of sales attributable to gold in 2017 was primarily due to the impact of higher direct mining costs combined with higher depreciation expense as a result of the impact of the fair value increments relating to the revaluation of Barrick’s remaining 50% interest in the Veladero mine, partially offset by a lack of depreciation in the second quarter of 2017 as Veladero was classified as held-for-sale pending the close of the sale on June 30, 2017. The increase in direct mining costs primarily related to consulting services, camp costs, mining costs due to additional fleet, maintenance, labor and contractors and due to the impact of inflation in Argentina. These increases were partially offset by higher capitalized waste stripping costs in the current year as there was no capitalized waste stripping in the third quarter of 2016 as a result of severe weather conditions.

On September 13, 2015, a valve on a leach pad pipeline at the Veladero mine failed, resulting in a release of cyanide-bearing process solution into a nearby waterway through a diversion channel gate that was open at the time of the incident. In March 2016, the Provincial mining authority imposed an administrative fine against Minera Argentina Gold SRL (“MAG”), the Argentine subsidiary that operates the Veladero mine, in connection with the incident. On April 14, 2016, in accordance with local requirements, MAG paid the administrative fine of approximately $10 million. For more information about this matter, see “Material Properties – Veladero Mine”.

On September 8, 2016, ice rolling down the slope of the leach pad at the Veladero mine damaged a pipe carrying process solution, causing some material to leave the leach pad. This material, primarily crushed ore saturated with process solution, was contained on the minesite and returned to the leach pad. For more information about this matter, see “Material Properties – Veladero Mine”.

On March 28, 2017, the monitoring system at Veladero detected a rupture of a pipe carrying gold-bearing solution on the leach pad. All solution was contained within the operating site and no solution reached any diversion channels or watercourses. As a result of this rupture, the Government of San Juan temporarily restricted the addition of cyanide to the Veladero mine’s heap leach facility pending completion of certain remedial works. The suspension was lifted on June 15, 2017.

On December 27, 2017, the San Juan mining authority assessed a combined fine for the 2016 and 2017 incidents at Veladero of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017). On January 23, 2018, in accordance with local requirements, MAG paid the administrative fine and filed a request for reconsideration with the San Juan Provincial mining authority, which remains pending.

At Veladero, the Company expects attributable 2018 production to be in the range of 275 to 330 thousand ounces, lower than 2017 production levels. The decrease is mainly the result of the divestment of 50% of the Veladero mine as at June 30, 2017, combined with slightly lower ore grade to the leach pad in 2018, offset by ongoing soluble inventory drawdown with improved solution management (see “Material Properties – Veladero Mine”). Barrick expects cost of sales attributable to gold to be in the range of $970 to $1,110 per ounce, mainly due to higher depreciation expense reflecting the effect of the fair value increments applied to Barrick’s remaining 50% interest in the Veladero mine. All-in sustaining costs are expected to be $960 to $1,100 per ounce, aligned with 2017 as lower cash costs are offset by higher capitalized waste stripping. Cash costs in 2018 are expected to be in the range of $560 to $620 per ounce, lower than 2017 levels mainly due to lower direct operating costs, partly offset by the impact of higher charges from the production inventory movements. Operating costs at Veladero are also highly sensitive to local inflation and fluctuations in foreign exchange rates. The Company has assumed an average ARS exchange rate of ARS18.3:$1 and a local inflation rate of 15% for purposes of preparing its cash cost and all-in sustaining cost guidance for 2018. “All-in sustaining costs” and “cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and cash costs per ounce, refer to “Non-GAAP Financial Measures – All-in sustaining costs per ounce, All-in costs per ounce, Cash costs per ounce, All-in sustaining costs per pound and C1 cash costs per pound” at pages 150 to 164 of this Annual Information Form.

The governance, ownership and joint operation of the Veladero joint venture is governed by the terms of a shareholders’ agreement between Barrick and Shandong (the “Veladero Shareholders’ Agreement”). For further details, refer to “Material Properties – Veladero Mine – General Information – History”.

Turquoise Ridge (75% basis)

Turquoise Ridge (a material property for purposes of this Annual Information Form, see “Material Properties – Turquoise Ridge Mine”) is an underground mine that uses underhand drift-and-fill mining methods. Barrick is the operator of the joint venture. Barrick’s 75% interest in the Turquoise Ridge mine produced approximately 211 thousand ounces of gold at cost of sales attributable to gold of $715 per ounce, all-in sustaining costs of $733 per ounce and cash costs of $589 per ounce in 2017, compared to approximately 266 thousand ounces of gold at cost of sales attributable to gold of $603 per ounce, all-in sustaining costs of $625 per ounce and cash costs of $498 per ounce in 2016. The higher cost of sales attributable to gold in 2017 mainly reflected the impact of lower sales volume on unit production costs combined with higher processing costs associated with processing lower grade ore and higher organic carbon content ore. At Turquoise Ridge, the Company expects attributable 2018 production to be in the range of 240 to 270 thousand ounces, which is higher than 2017 production levels. Turquoise Ridge has completely transitioned to standardized equipment allowing for greater mining flexibility with higher reliability and less equipment. Capital and waste development requirements are in line with 2017 mining rates. Cost of sales attributable to gold are expected to be in the range of $670 to $720 per ounce which is in-line with 2017. All-in sustaining costs in 2018 are expected to be in the range of $650 to $730 per ounce. All-in sustaining costs in 2018 are expected to be lower than 2017 due to a reduction in sustaining capital as the construction of the third shaft is included in project capital. Cash costs in 2018 are expected to be in the range of $580 to $620 per ounce, consistent with 2017. “All-in sustaining costs” and “cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and cash costs per ounce, refer to “Non-GAAP Financial Measures – All-in sustaining costs per ounce, All-in costs per ounce, Cash costs per ounce, All-in sustaining costs per pound and C1 cash costs per pound” at pages 150 to 164 of this Annual Information Form.

Barrick continues to advance a phased approach to expansion at Turquoise Ridge that maximizes free cash flow from the operation, while optimizing the timing of capital spending for expansion.

In January 2018, Barrick and Newmont Mining Corporation (“Newmont”) reached an agreement on a new, seven-year toll milling agreement (the “TMA”) for the processing of Turquoise Ridge ore at Newmont’s Twin Creeks facility. The TMA supports plans to expand production at Turquoise Ridge by increasing contractual processing capacity. It provides for throughput of 850,000 tons per year in 2018 and 2019, rising to 1.2 million tons per year between 2020 and 2024.

Acacia Mining plc (63.9% basis)

Acacia’s operations consist of its Bulyanhulu underground mine, its North Mara open pit and underground mine and its Buzwagi open pit mine, all located in Tanzania. Barrick’s equity interest in Acacia is 63.9%. The assets, liabilities, operating results and cash flows of Acacia are consolidated by Barrick. Acacia’s shares are listed for trading on the London Stock Exchange (“LSE”). In 2017, Barrick’s equity interest in Acacia’s gold production was approximately 491 thousand ounces of gold at cost of sales attributable to gold of $791 per ounce, all-in sustaining costs of $875 per ounce and cash costs of $587 per ounce, compared to approximately 530 thousand ounces of gold at cost of sales attributable to gold of $880 per ounce, all-in sustaining costs of $958 per ounce and cash costs of $640 per ounce in 2016. This year-over-year decline in production was due in large part to the concentrate export ban implemented by the Tanzanian government on March 3, 2017, affecting sales from Bulyanhulu and Buzwagi and leading to a decision to transition to reduced operations in the third quarter of 2017, as well as due to droughts experienced in the Kahama district, combined with lower production from North Mara as a result of lower grades at the Gokona underground mine and Nyabirama pit. These were partially offset by a production increase at Buzwagi as a result of higher grade ore from the main ore zone at the bottom of the open pit and higher ore tonnes mined. The Company expects Acacia’s 2018 gold production to be in the range of 275 to 305 thousand ounces (Barrick’s share), which is lower than 2017 production levels. Acacia’s production is expected to be lower than 2017 mainly due to Bulyanhulu’s transition to reduced operations and the planned transition of Buzwagi to a stockpile processing operation in 2018. In 2018, Barrick expects cost of sales attributable to gold to be in the range of $970 to $1,020 per ounce. All-in sustaining costs are expected to be in the range of $935 to $985 per ounce and cash costs are expected to be in the range of $690 to $720 per ounce. The increase in all three measures from 2017 is mainly due to the negative impact of approximately $50 per ounce due to increased inventory costs at Buzwagi as Acacia processes ore stockpiles previously classified as ore inventory. For more information about this matter, see “Legal Matters – Legal Proceedings – Acacia Mining plc – Concentrate Export Ban and Related Disputes”. “All-in sustaining costs” and “cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and cash costs per ounce, refer to “Non-GAAP Financial Measures – All-in sustaining costs per ounce, All-in costs per ounce, Cash costs per ounce, All-in sustaining costs per pound and C1 cash costs per pound” at pages 150 to 164 of this Annual Information Form.

On March 3, 2017, the Tanzanian Government announced a general ban on the export of metallic mineral concentrates (the “Ban”). Following its imposition of the Ban, Acacia immediately ceased all exports of its gold/copper concentrate. While Acacia has been looking to address all issues in respect of the Ban along with other ongoing disputes through dialogue with the Tanzanian Government, it has commenced international arbitration in accordance with its Mineral Development Agreements with the Government of Tanzania to resolve these matters. On October 19, 2017, Barrick announced that it had agreed with the Government of Tanzania on a proposed framework for a new partnership between Acacia and the Government of Tanzania. Such terms would be subject to review and approval by Acacia. Discussions concerning the implementation of the proposed framework, resolution of outstanding tax matters relating to Acacia, and the lifting of the Ban remain ongoing. Barrick is targeting the first half of 2018 for the completion of a detailed proposal for review by Acacia. For additional information, see “Legal Matters – Legal Proceedings – Acacia Mining plc – Concentrate Export Ban and Related Disputes”.

Barrick and its affiliates provide certain services to Acacia and its subsidiaries for the ongoing operation of Acacia’s business pursuant to a services agreement entered into by the parties. In addition, Barrick and Acacia are also parties to a relationship agreement that regulates various aspects of the ongoing relationship between the two companies. The principal purpose of the relationship agreement is to ensure that Acacia is capable of carrying on its business independently of Barrick and that any transactions and relationships with Barrick occur at arm’s length and under normal commercial terms. Under that agreement, so long as Barrick maintains a 40% equity interest in Acacia, Barrick is entitled to appoint the greater of (i) three non-executive directors to Acacia’s board of directors; and (ii) the maximum number of non-executive directors that may be appointed to Acacia’s board of directors, while ensuring Acacia is compliant with the UK Combined Code of Corporate Governance. If Barrick’s shareholding in Acacia falls below 40%, there is a sliding scale as to the number of directors it may appoint. As of March 19, 2018, Acacia had seven directors, two of which were appointed by Barrick. The relationship agreement will remain in force as long as Acacia’s shares are listed on the LSE and Barrick maintains at least a 15% equity interest. The relationship agreement contains a number of other commitments and restrictions, including a non-competition clause pursuant to which (i) Barrick agrees it will not pursue any gold or silver mining project in Africa, as such terms are defined in the relationship agreement, and (ii) Acacia agrees it will not pursue any gold or silver mining project outside of Africa, as such terms are defined in the relationship agreement. The non-competition clause is subject to various exceptions and only applies for so long as Barrick holds at least a 30% equity interest in Acacia. If either Barrick or Acacia wants to pursue a project which is subject to the non-competition restriction (the “Notifying Party”), they are required to notify the other party and, if the other party waives the opportunity or fails to respond in a timely fashion, the Notifying Party will be entitled to pursue the project described in the notice.

Barrick’s Kabanga nickel project and Lumwana copper mine are not included in the assets held by Acacia. Barrick continues to directly hold its 50% interest in the Kabanga project, which is located in Tanzania. Barrick also directly holds its 100% interest in the Lumwana mine, which is located in Zambia.

Pascua-Lama Project

The Pascua-Lama project, located on the border between Chile and Argentina, contains 21.3 million ounces of measured and indicated gold resources (for more information about the Pascua-Lama project, see “Exploration and Evaluations – Pascua-Lama” and “Legal Matters – Legal Proceedings – Pascua-Lama – Constitutional Protection Action”).

On January 17, 2018, Chile’s Superintendencia del Medio Ambiente (“SMA”) ordered the closure of existing infrastructure on the Chilean side of the Pascua-Lama project. The sanction is part of a re-evaluation process order by the country’s Environmental Court in 2014 and relates to historical compliance matters. Barrick is appealing the resolution on a number of grounds, including on the basis that the sanction is disproportionate to actual environmental impacts. See “Legal Matters – Legal Proceedings – Pascua-Lama – SMA Regulatory Sanctions” for more detail regarding the SMA regulatory sanctions.

The SMA order does not affect the Company’s ongoing evaluation of an underground mine at Pascua-Lama, which would require additional permitting and regulatory approvals in both Argentina and Chile, irrespective of the recent SMA decision. In any underground scenario, Barrick would also close site facilities and surface disturbances in Chile not necessary for an underground mine. A shift to an underground operation would address a number of community concerns by significantly reducing the overall environmental impacts of the project, as compared to an open pit operation. In addition, an underground operation would be less susceptible to weather-related production impacts during the winter season.

In light of the SMA order to close surface facilities in Chile, and current plans to evaluate an underground mine, Barrick reclassified Pascua-Lama’s proven and probable gold reserves of approximately 14 million ounces as measured and indicated resources as of year-end 2017.

For additional information regarding Barrick’s projects, see “Exploration and Evaluations”.

Mineral Reserves and Mineral Resources

As at December 31, 2017, Barrick’s total proven and probable gold reserves were 64.4 million ounces, compared to 86.0 million ounces at the end of 2016. Approximately 9.2 million ounces were divested during 2017, approximately 14.0 million ounces at Pascua-Lama were reclassified as measured and indicated resources and 6.2 million ounces were depleted through mining and processing. Barrick replaced approximately 8.0 million of the ounces depleted through drilling at its operating mines (as well as the Goldrush project). Significant additions in 2017 included 2.1 million ounces at Turquoise Ridge, 1.4 million ounces at Cortez, 1.3 million ounces at Goldstrike, 397,000 ounces at Hemlo, and 392,000 ounces at Lagunas Norte. We also declared an initial reserve of 1.5 million ounces at the Goldrush project. In addition, Barrick’s 63.9 percent share of reserves at Acacia’s North Mara mine increased by 504,000 ounces. The average grade of Barrick’s reserves also increased by 17 percent, from 1.33 grams per tonne, to 1.55 grams per tonne.

Barrick estimated its reserves for 2017 using a gold price assumption of $1,200 per ounce (see “– Notes to the Mineral Reserves and Resources Tables” below). The price assumptions used to calculate reserves in 2017 are consistent with those used by Barrick for mine planning, impairment testing and for the assessment of project economics.

As at December 31, 2017, Barrick’s total proven and probable copper reserves increased to 11.2 billion pounds compared to 11.1 billion pounds at the end of 2016. Barrick estimated its copper reserves for 2017 using a copper price assumption of $2.75 per pound, consistent with the long-term price assumption used in 2016.

Except as noted below, 2017 reserves have been estimated based on an assumed gold price of $1,200 per ounce, an assumed silver price of $16.50 and an assumed copper price of $2.75 per pound and long-term average exchange rates of C$1.25:$1 and A$:$0.75. Reserves at Kalgoorlie have been estimated based on an assumed gold price of A$1,600 and reserves at Bulyanhulu, North Mara and Buzwagi have been estimated based on an assumed gold price of $1,100. Reserve estimates incorporate current and/or expected mine plans and cost levels at each property.

In confirming its annual reserves for each of its mineral properties, projects, and operations, Barrick conducts a reserve test on December 31 of each year to verify that the future undiscounted cash flow from reserves is positive. The cash flow excludes all sunk costs and only considers future operating and closure expenses as well as any future capital costs.

Unless otherwise noted, Barrick’s reserves and resources have been estimated as at December 31, 2017, in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into National Instrument 43-101 (see “Glossary of Technical Terms”). Varying cut-off grades have been used depending on the mine, methods of extraction and type of ore contained in the reserves. Mineral resource metal grades and material densities have been estimated using industry-standard methods appropriate for each mineral project with support of various commercially available mining software packages. For the cut-off grades used in the estimation of reserves, see “ – Notes to the Mineral Reserves and Resources Tables” below. Barrick’s normal data verification procedures have been employed in connection with the estimations. Sampling, analytical and test data underlying the stated mineral resources and reserves have been verified by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Qualified Persons, and/or independent Qualified Persons (see “Scientific and Technical Information”). Verification procedures include industry-standard quality control practices. Drill samples collected for use in geologic modeling and mineral resource estimation are under the direct supervision of the geology department at each of the Company’s properties and projects. All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by the staff geologists prior to entry into the mine-wide database. Sample preparation and analyses are conducted by either independent laboratories or the laboratory onsite, in which case independent laboratories are used to verify results. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at each property and project conform to industry accepted quality control methods. Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Barrick reports its reserves in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve (see Note 8 of “– Notes to the Mineral Reserves and Resources Tables” below). In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Readers are cautioned that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, readers are cautioned not to assume that all or any part of Barrick’s mineral resources constitute or will be converted into reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Although the Company has carefully prepared and verified the mineral reserve figures presented below and elsewhere in this Annual Information Form, such figures are estimates, which are, in part, based on forward-looking information and certain assumptions, and no assurance can be given that the indicated level of mineral will be produced. Barrick’s estimates of proven and probable reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold, copper and silver, as well as increased production costs or reduced recovery rates and other factors, may render the present proven and probable reserves unprofitable to develop at a particular site or sites. See “Risk Factors” and “Forward-Looking Information” for additional details concerning factors and risks that could cause actual results to differ from those set out below.

See “Glossary of Technical Terms” for definitions of the terms “mineral resource”, “inferred mineral resource”, “indicated mineral resource”, “measured mineral resource”, “mineral reserve”, “probable mineral reserve” and “proven mineral reserve”.

GOLD MINERAL RESERVES1,3,4,5,8,12,13,14,15

As at December 31, 2017	PROVEN			PROBABLE			TOTAL
Based on attributable ounces	Tonnes (000s)	Grade (gm/t)	Contained ozs (000s)	Tonnes (000s)	Grade (gm/t)	Contained ozs (000s)	Tonnes (000s)	Grade (gm/t)	Contained ozs (000s)
NORTH AMERICA
Goldstrike Open Pit	50,013	2.82	4,537	9,198	3.78	1,117	59,211	2.97	5,654
Goldstrike Underground	3,982	11.49	1,471	4,599	8.75	1,294	8,581	10.02	2,765
Goldstrike Property Total	53,995	3.46	6,008	13,797	5.44	2,411	67,792	3.86	8,419
Pueblo Viejo (60.00%)	62,137	2.67	5,335	19,222	3.06	1,889	81,359	2.76	7,224
Cortez	19,145	1.46	898	148,775	1.92	9,188	167,920	1.87	10,086
Goldrush	—	—	—	5,671	8.12	1,481	5,671	8.12	1,481
Turquoise Ridge (75.00%)	7,082	15.56	3,544	4,689	15.48	2,334	11,771	15.53	5,878
South Arturo (60.00%)	2,267	3.28	239	1,557	2.52	126	3,824	2.97	365
Hemlo	935	3.66	110	23,993	2.16	1,664	24,928	2.21	1,774
Golden Sunlight	270	1.15	10	182	3.42	20	452	2.06	30
SOUTH AMERICA
Cerro Casale (50.00%)[10]	114,851	0.65	2,391	483,950	0.59	9,232	598,801	0.60	11,623
Veladero (50.00%)[9]	14,198	0.72	330	99,716	0.78	2,486	113,914	0.77	2,816
Lagunas Norte	25,719	2.23	1,840	29,711	2.27	2,165	55,430	2.25	4,005
AUSTRALIA PACIFIC
Porgera (47.50%)	635	9.21	188	12,620	4.56	1,850	13,255	4.78	2,038
Kalgoorlie (50.00%)	75,145	0.89	2,161	23,915	2.21	1,697	99,060	1.21	3,858
AFRICA
Bulyanhulu (63.90%)	1,864	10.66	639	10,716	6.86	2,362	12,580	7.42	3,001
North Mara (63.90%)	5,298	2.40	408	11,628	2.89	1,080	16,926	2.73	1,488
Buzwagi (63.90%)	9,108	0.92	269	—	—	—	9,108	0.92	269
OTHER	5,556	0.21	38	6,282	0.25	51	11,838	0.23	89

TOTAL	398,205	1.91	24,408	896,424	1.39	40,036	1,294,629	1.55	64,444

COPPER MINERAL RESERVES1,3,4,5,8,12,13,15

As at December 31, 2017	PROVEN			PROBABLE			TOTAL
Based on attributable pounds	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)
Zaldívar (50.00%)	132,477	0.493	1,440.3	81,757	0.538	970.4	214,234	0.510	2,410.7
Lumwana	32,711	0.503	362.9	368,685	0.572	4,651.1	401,396	0.567	5,014.0
Jabal Sayid (50.00%)	5,556	2.380	291.5	6,282	2.418	334.9	11,838	2.400	626.4

TOTAL	170,744	0.556	2,094.7	456,724	0.592	5,956.4	627,468	0.582	8,051.1

See “- Notes to the Mineral Reserves and Resources Tables”

GOLD MINERAL RESOURCES1,2,3,7,8,12,13

As at December 31, 2017	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
Based on attributable ounces	Tonnes (000s)	Grade (gm/t)	Contained ozs (000s)	Tonnes (000s)	Grade (gm/t)	Contained ozs (000s)	Contained ozs (000s)	Tonnes (000s)	Grade (gm/t)	Contained ozs (000s)
NORTH AMERICA
Goldstrike Open Pit	1,764	2.61	148	3,840	2.89	357	505	267	2.80	24
Goldstrike Underground	1,519	9.91	484	2,379	7.75	593	1,077	1,192	9.37	359
Goldstrike Property Total	3,283	5.99	632	6,219	4.75	950	1,582	1,459	8.16	383
Pueblo Viejo (60.00%)	7,773	2.39	598	93,913	2.47	7,456	8,054	27,637	2.43	2,155
Cortez	2,586	1.88	156	28,837	1.85	1,712	1,868	9,874	2.01	638
Goldrush	140	10.44	47	31,379	9.27	9,351	9,398	8,817	8.24	2,335
Turquoise Ridge (75.00%)	2,944	9.03	855	2,162	9.37	651	1,506	1,697	13.03	711
South Arturo (60.00%)	2,927	1.19	111.6	8,365	1.12	301	412.6	749	0.46	11
Hemlo	1,107	2.67	95	40,232	1.36	1,763	1,858	4,949	2.78	442
Golden Sunlight	121	1.54	6	3,013	1.79	173	179	2,442	2.17	170
Donlin Gold (50.00%)	3,865	2.52	313	266,803	2.24	19,190	19,503	46,108	2.02	2,997
SOUTH AMERICA
Cerro Casale (50.00%)[10]	11,478	0.30	112	136,846	0.36	1,574	1,686	247,720	0.38	2,995
Caspiche (50.00%)[10]	310,050	0.57	5,655	391,750	0.47	5,965	11,620	99,050	0.29	921
Pascua-Lama[11]	42,809	1.86	2,564	391,734	1.49	18,783	21,347	15,400	1.74	863
Veladero (50.00%)[9]	3,324	0.48	51	66,771	0.57	1,225	1,276	33,486	0.43	464
Lagunas Norte	1,925	0.87	54	29,017	0.96	896	950	1,857	0.92	55
Alturas	—	—	—	—	—	—	—	210,965	1.00	6,793
AUSTRALIA PACIFIC
Porgera (47.50%)	149	5.22	25	12,316	4.62	1,828	1,853	11,879	4.15	1,584
Kalgoorlie (50.00%)	3,166	0.96	98	12,120	1.21	473	571	1,252	2.48	100
AFRICA
Bulyanhulu (63.90%)	874	11.53	324	8,334	8.78	2,352	2,676	15,469	9.75	4,848
North Mara (63.90%)	1,291	2.63	109	6,522	2.77	581	690	4,112	4.15	548
Buzwagi (63.90%)	13	2.39	1	2,878	1.04	96	97	31,898	0.77	790
Nyanzaga (57.51%)	—	—	—	12,520	3.45	1,389	1,389	2,933	3.49	329
Tankoro (31.95%)	—	—	—	—	—	—	—	13,739	1.52	671
OTHER	216	0.29	2	2,404	0.61	47	49	1,860	0.25	15

TOTAL	400,041	0.92	11,809	1,554,135	1.54	76,756	88,565	795,352	1.21	30,818

See “- Notes to the Mineral Reserves and Resources Tables”

COPPER MINERAL RESOURCES1,2,3,7,8,12,13

As at December 31, 2017	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
Based on attributable pounds	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)
Zaldívar (50.00%)	62,629	0.402	555.5	25,248	0.389	216.4	771.9	4,408	0.511	49.7
Lumwana	28,041	0.388	239.9	553,524	0.505	6,161.3	6,401.2	119,094	0.452	1,187.4
Jabal Sayid (50.00%)	216	1.617	7.7	2,404	2.004	106.2	113.9	1,860	2.300	94.3

TOTAL	90,886	0.401	803.1	581,176	0.506	6,483.9	7,287.0	125,362	0.482	1,331.4

See “- Notes to the Mineral Reserves and Resources Tables”

CONTAINED SILVER WITHIN REPORTED GOLD RESERVES1,12,13,A

For the year ended Dec. 31, 2017	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL
Based on attributable ounces	Tonnes (000s)	Grade (gm/t)	Contained ozs (000s)	Tonnes (000s)	Grade (gm/t)	Contained ozs (000s)	Tonnes (000s)	Grade (gm/t)	Contained ozs (000s)	Process recovery
NORTH AMERICA
Pueblo Viejo (60.00%)	62,137	17.97	35,909	19,222	15.55	9,612	81,359	17.40	45,521	77.8%

SOUTH AMERICA
Cerro Casale (50.00%)[10]	114,851	1.91	7,043	483,950	1.43	22,300	598,801	1.52	29,343	69.0%
Lagunas Norte	24,648	4.36	3,455	29,711	5.94	5,670	54,359	5.22	9,125	37.7%
Veladero (50.00%)[9]	7,466	12.69	3,047	99,716	14.77	47,359	107,182	14.63	50,406	10.0%

AFRICA
Bulyanhulu (63.90%)[16]	1,864	5.59	335	7,402	8.44	2,009	9,266	7.87	2,344	65.0%

TOTAL	210,966	7.34	49,789	640,001	4.23	86,950	850,967	5.00	136,739	48.0%

A	Silver is accounted for as a by-product credit against reported or projected gold production costs.

See “- Notes to the Mineral Reserves and Resources Tables”

CONTAINED COPPER WITHIN REPORTED GOLD RESERVES1,12,13,A

For the year ended Dec. 31, 2017	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL
Based on attributable pounds	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Process recovery
NORTH AMERICA
Pueblo Viejo (60.00%)	62,137	0.097	132.3	19,222	0.100	42.5	81,359	0.097	174.8	47.9%

SOUTH AMERICA
Cerro Casale (50.00%)[10]	114,851	0.190	480.9	483,950	0.226	2,408.8	598,801	0.219	2,889.7	87.4%

AFRICA
Bulyanhulu (63.90%)[16]	1,864	0.436	17.9	7,402	0.567	92.5	9,266	0.540	110.4	90.0%
Buzwagi (63.90%)	—	—	—	—	—	—	—	—	—	—%

TOTAL	178,852	0.160	631.1	510,574	0.226	2,543.8	689,426	0.209	3,174.9	85.4%

A	Copper is accounted for as a by-product credit against reported or projected gold production costs.

See “- Notes to the Mineral Reserves and Resources Tables”

CONTAINED SILVER WITHIN REPORTED GOLD RESOURCES1,12,13

For the year ended Dec. 31, 2017	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
Based on attributable ounces	Tonnes (000s)	Grade (gm/t)	Contained ozs (000s)	Tonnes (000s)	Grade (gm/t)	Contained ozs (000s)	Ounces (000s)	Tonnes (000s)	Grade (gm/t)	Contained ozs (000s)
NORTH AMERICA
Pueblo Viejo (60.00%)	7,773	14.25	3,561	93,913	13.61	41,095	44,656	27,637	10.81	9,605

SOUTH AMERICA
Cerro Casale (50.00%)[10]	11,478	1.20	441	136,846	1.06	4,656	5,097	247,720	1.04	8,253
Caspiche (50.00%)[10]	310,050	1.20	11,976	391,750	1.20	15,147	27,123	99,050	0.91	2,909
Pascua-Lama[11]	42,809	57.21	78,747	391,734	52.22	657,718	736,465	15,400	17.83	8,830
Lagunas Norte	1,925	2.71	168	29,017	2.83	2,642	2,810	1,857	3.35	200
Veladero (50.00%)[9]	3,324	8.95	956	66,771	12.25	26,287	27,243	33,486	10.99	11,830

AFRICA
Bulyanhulu (63.90%)	874	7.15	201	8,334	6.55	1,755	1,956	15,469	6.96	3,461

TOTAL	378,233	7.90	96,050	1,118,365	20.84	749,300	845,350	440,619	3.18	45,088

See “- Notes to the Mineral Reserves and Resources Tables”

CONTAINED COPPER WITHIN REPORTED GOLD RESOURCES1,12,13

For the year ended Dec. 31, 2017	IN MEASURED (M) GOLD RESOURCES			IN INDICATED (I) GOLD RESOURCES			(M) + (I)	INFERRED
Based on attributable pounds	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)
NORTH AMERICA
Pueblo Viejo (60.00%)	7,773	0.067	11.5	93,913	0.081	167.6	179.1	27,637	0.086	52.3

SOUTH AMERICA
Cerro Casale (50.00%)[10]	11,478	0.132	33.4	136,846	0.164	495.9	529.3	247,720	0.192	1,046.8
Caspiche (50.00%)[10]	277,100	0.230	1,405.1	363,950	0.180	1,444.3	2,849.4	97,800	0.120	258.7
Pascua-Lama[11]	42,809	0.101	95.7	391,734	0.082	704.6	800.3	15,400	0.049	16.5

AFRICA
Bulyanhulu (63.90%)	874	0.405	7.8	8,334	0.441	81.0	88.8	15,469	0.632	215.5
Buzwagi (63.90%)	13	0.349	0.1	2,878	0.109	6.9	7.0	31,898	0.081	56.9

TOTAL	340,047	0.207	1,553.6	997,655	0.132	2,900.3	4,453.9	435,924	0.171	1,646.7

See “- Notes to the Mineral Reserves and Resources Tables”

NICKEL MINERAL RESOURCES1,2,3,8,12,13

For the year ended Dec. 31, 2017	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
Based on attributable pounds	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)
AFRICA
Kabanga (50.00%)	6,905	2.490	379.0	11,705	2.720	701.9	1,080.9	10,400	2.600	596.1

See “- Notes to the Mineral Reserves and Resources Tables”

RECONCILIATION OF MINERAL RESERVES 1,3,4,5,6,8,13,14,15

Based on attributable ounces
Gold Property (000’s of ounces)	Mineral Reserves 12/31/2016	Processed in 2017	Increase (decrease)	Mineral Reserves 12/31/2017
NORTH AMERICA
Goldstrike Open Pit	6,271	586	-31	5,654
Goldstrike Underground	1,806	364	1,323	2,765
Goldstrike Property Total	8,077	950	1,292	8,419
Pueblo Viejo (60.00%)	8,087	704	-159	7,224
Cortez	10,220	1,581	1,447	10,086
Goldrush	0	0	1,481	1,481
Turquoise Ridge (75.00%)	4,029	228	2,077	5,878
South Arturo (10.00%)	122	98	341	365
Hemlo	1,588	211	397	1,774
Golden Sunlight	71	49	8	30

SOUTH AMERICA
Cerro Casale (50.00%)[10]	17,434	0	-5,811	11,623
Pascua-Lama	14,050	0	-14,050	0
Veladero (50.00%)[17]	6,749	466	-3,467	2,816
Lagunas Norte	4,218	605	392	4,005

AUSTRALIA PACIFIC
Porgera (47.50%)	2,207	271	102	2,038
Kalgoorlie (50.00%)	4,140	482	200	3,858

AFRICA
Bulyanhulu (63.90%)	3,271	138	-132	3,001
North Mara (63.90%)	1,209	225	504	1,488
Buzwagi (63.90%)	392	182	59	269

OTHER (3)	86	0	3	89

TOTAL	85,950	6,190	-15,316	64,444

Copper Property (million pounds)	Mineral Reserves 12/31/2016	Processed in 2017	Increase (decrease)	Mineral Reserves 12/31/2017
Zaldívar (50.00%)	2,610	214	14	2,411
Lumwana	2,684	274	2,604	5,014
Jabal Sayid (50.00%)	627	46	46	626

TOTAL	5,921	534	2,664	8,051

See “- Notes to the Mineral Reserves and Resources Tables”.

Notes to the Mineral Reserves and Resources Tables

1	Reflects Barrick’s ownership share where ownership interest is less than 100%.
2	These mineral resources are in addition to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability when calculated using mineral reserve assumptions.
3	Mineral reserves and resources have been calculated as at December 31, 2017, unless otherwise indicated.
4	In confirming Barrick’s annual reserves for each of its mineral properties, projects, and operations it conducts a reserve test on December 31 of each year to verify that the future undiscounted cash flow from reserves is positive. The cash flow excludes all sunk costs and only considers future operating and closure expenses as well as any future capital costs.
5	Mineral reserves as at December 31, 2017 have been calculated using an assumed gold price of $1,200 per ounce, an assumed silver price of $16.50 per ounce and an assumed copper price of $2.75 per pound and long-term average exchange rates of C$1.25:$1 and $0.75:A$1. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Reserves at Kalgoorlie assumed a gold price of A$1,600 and Bulyanhulu, North Mara and Buzwagi assumed a gold price of $1,100.
6	Mineral reserves as at December 31, 2016 have been calculated using an assumed gold price of $1,000 per ounce per ounce for 2017 through 2020 and $1,200 per ounce from 2021 onwards, an assumed silver price of $13.75 per ounce for 2017 through 2020 and $16.50 per ounce from 2021 onwards, an assumed copper price of $2.25 per pound for 2017 through 2020 and $2.75 per pound from 2021 onwards, and average exchange rates of C$1.30:$1 and $0.75:A$1. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Reserves at Kalgoorlie assumed a gold price of A$1,600 and Bulyanhulu, North Mara and Buzwagi assumed a gold price of $1,100.
7	Mineral resources as at December 31, 2017 have been calculated using varying cut-off grades, depending on both the type of mine, its maturity and ore type at each property. An assumed gold price of $1,500 per ounce, an assumed silver price of $20.50, an assumed copper price of $3.50 per pound and exchange rates of C$1.25:$1 and A$1:$0.70 have been used in estimating resources.
8	Mineral reserves and mineral resources have been estimated in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Readers should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, readers are cautioned not to assume that all or any part of Barrick’s mineral resources constitute or will be converted into reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
9	On June 30, 2017, the Company divested 50% of its interest in the Veladero mine. For additional information regarding this matter, see “General Information – General Development of the Business”. Accordingly, 2017 mineral reserves and resources represent Barrick’s 50% ownership of Veladero as at December 31, 2017.
10

On June 9, 2017, Barrick completed a transaction with Goldcorp to form a new partnership at the Cerro Casale project in Chile. Pursuant to the transaction, Goldcorp acquired a 25% interest in Cerro Casale from Barrick. The transaction, coupled with the concurrent purchase by Goldcorp of Kinross’s 25% interest in Cerro Casale, resulted in Barrick and Goldcorp each holding a 50% interest in the joint operations. Goldcorp also acquired Exeter Resource Corporation, whose sole asset is the Caspiche project. The Caspiche project was contributed to the joint venture by Goldcorp. The joint venture is now referred to as Norte Abierto and includes the Cerro Casale, Caspiche and Luciano deposits. For additional information regarding this matter, see “General Information – General Development of the Business”. Accordingly, 2017 mineral reserves and resources represent Barrick’s 50% ownership of Cerro Casale as at December 31, 2017.
11	On January 17, 2018, Chile’s Superintendencia del Medio Ambiente (SMA) ordered the closure of existing infrastructure on the Chilean side of the Pascua-Lama project. As a result, the Company has reclassified Pascua-Lama’s proven and probable gold reserves as measured and indicated resources.
12	Grade represents an average, weighted by reference to tonnes of ore type where several recovery processes apply.
13	Ounces or pounds, as applicable, estimated to be present in the tonnes of ore which would be mined and processed. Mill recovery rates have not been applied in calculating the contained ounces or pounds.
14	Gold mineral reserves as at December 31, 2017 include stockpile material totaling approximately 208 million tonnes, containing approximately 12.4 million ounces. Properties at which stockpile material exceeds 30 thousand ounces or represents more than 5% of the reported gold reserves are as follows:

Property	Tonnes (000s)	Grade (gm/tonne)	Contained Ounces (000s)
Goldstrike Open Pit	48,293	2.722	4,226
Pueblo Viejo	46,111	2.639	3,912
Kalgoorlie	68,379	0.782	1,719
Lagunas Norte	18,858	2.164	1,312
Cortez	7,448	2.334	559
Porgera	2,460	2.200	174
Buzwagi	9,024	0.913	265
Veladero	3,482	0.518	58
North Mara	3,000	0.954	92
Golden Sunlight	260	1.077	9

15	The metallurgical recovery applicable at each property and the cut-off grades used to determine mineral reserves as at December 31, 2017 are as follows:

Gold Mine	Metallurgical Recovery (%)	Cut-off Grade (gm/tonne)
Bulyanhulu	88.6	6.22
Buzwagi	85.0	0.53 to 1.15
North Mara	92.0	1.66 to 3.13
Kalgoorlie	80.0	0.90 to 2.00
Porgera	86.1 to 89.3	1.23 to 3.62
Hemlo	94.0	0.62 to 2.50

Gold Mine	Metallurgical Recovery (%)	Cut-off Grade (gm/tonne)
Goldstrike Open Pit	67.9 to 83.8	1.20 to 2.23
Goldstrike Underground	89.2	5.23 to 6.58
South Arturo	75.5	1.06
Cortez	63.0 to 91.0	0.22 to 5.26
Golden Sunlight	83.0 to 85.0	2.40 to 2.94
Turquoise Ridge	92.0	9.90
Pueblo Viejo	88.0	1.61
Lagunas Norte	60.4 to 96.3	0.26 to 2.25
Cerro Casale	74.4	0.22 to 0.30
Veladero	40.0 to 87.0	0.18 to 0.80

Copper Mine	Metallurgical Recovery (%)	Cut-off Grade (%)
Zaldívar	63.1	0.19 to 0.21
Lumwana	93.0	0.19
Jabal Sayid	92.6	1.37

16	Silver and copper probable reserve tonnage at the Bulyanhulu mine is less than the gold probable reserve tonnage because the gold reserve includes 3.3 million tonnes of tailings material which are being separately reprocessed for recovery of gold only.
17	On June 30, 2017, the Company divested 50% of its interest in the Veladero mine. For additional information regarding this matter, see “General Information – General Development of the Business”. Accordingly, the 2017 processing figure represents Barrick’s ownership of Veladero on a 100% basis from January 1 to June 30, 2017 and on a 50% basis from July 1, 2017 onwards.

Marketing and Distribution

Gold

Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Benchmark prices are generally based on the London gold market quotations. Gold bullion is held as an asset class for a variety of reasons, including as a store of value and a safeguard against the collapse of paper assets such as stocks, bonds and other financial instruments that are traded in fiat currencies not exchangeable into gold (at a fixed rate) under a “gold standard”, as a hedge against future inflation and for portfolio diversification. Governments, central banks and other official institutions hold significant quantities of gold as a component of exchange reserves. Since there are a large number of available gold purchasers, Barrick is not dependent upon the sale of gold to any one customer.

During 2017, the gold price ranged from $1,146 per ounce to $1,358 per ounce. The average market price for the year of $1,257 per ounce represented an increase of 0.5% compared to 2016. The price of gold generally rose over the course of 2017, experiencing its low in early January and ending the year near $1,300 per ounce. Over the year, the gold price was positively influenced by a weakening of the trade-weighted U.S. dollar to lows not seen since early 2015. This was attributable to geopolitical tensions, highlighted by concerns regarding North Korea, fluctuations in long-term U.S. interest rates and investor interest in gold as a safe haven asset and hedge against record high levels in U.S. equity indices.

Barrick’s gold is refined to market delivery standards by several refiners throughout the world. The gold is sold to various gold bullion dealers at market prices. Certain of Barrick’s operations also produce gold concentrate, which is sold to various smelters. The Company believes that, because of the availability of alternative smelters or refiners, no material adverse effect would result if the Company lost the services of any of its current smelters or refiners.

Product fabrication and bullion investment are two principal sources of gold demand. The introduction of more readily accessible and liquid gold investment vehicles has further facilitated investment in gold. Within the fabrication category, there are a wide variety of end uses, the largest of which is the manufacture of jewelry. Other fabrication purposes include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Copper

Copper is a metal with inherent characteristics of excellent electrical conductivity, heat transfer and resistance to corrosion. Copper is used principally in telecommunications, power infrastructure, automobiles, construction and consumer durables. Copper is primarily traded on the London Metal Exchange (“LME”), the New York Commodity Exchange and the Shanghai Futures Exchange. The price of copper as reported on these exchanges is influenced by numerous factors, including (i) the worldwide balance of copper demand and supply, (ii) rates of global economic growth, including in China, which has become the largest consumer of refined copper in the world, (iii) speculative investment positions in copper and copper futures, (iv) the availability and cost of substitute materials, and (v) currency exchange fluctuations, including the relative strength of the U.S. dollar.

The copper market is volatile and cyclical. Over the last 15 years, LME prices per pound have ranged from a low of $0.71 to a high of $4.62, reached in February 2011. In 2017, LME copper prices traded in a range of $2.47 per pound to $3.32 per pound, averaged $2.80 per pound, and closed the year at $3.25 per pound. Copper prices are significantly influenced by physical demand from emerging markets, especially China. The price of copper traded higher over the course of 2017, reaching a three-year high near the end of the year and averaging 27% higher than the previous year. Copper prices benefited from a weakening of the trade-weighted U.S. dollar, positive economic and copper usage data from China, an increase in the price of other non-precious metal mined commodities and an increase in investor sentiment. A dearth of new projects scheduled to enter production later in the decade could positively impact prices in the coming years should physical demand continue to grow.

As at December 31, 2017, utilizing option collar strategies, the Company has protected the downside on approximately 60 million pounds of expected 2018 copper production at an average floor price of $2.83 per pound and can participate up to an average ceiling price of $3.25 per pound. These positions expire evenly over the first six months of 2018. Barrick’s remaining copper production is subject to market prices.

At the Zaldívar mine, copper cathode is sold to copper product manufacturers and copper traders, while concentrate is sold to a local smelter in Chile. At the Lumwana mine, copper concentrate is sold to Zambian smelters. At the Jabal Sayid mine, copper concentrate is sold to third party smelters and copper traders. Since there are a large number of available copper cathode and copper concentrate purchasers, Barrick is not dependent upon the sale of copper to any one customer.

Employees and Labor Relations

As at December 31, 2017, excluding contractors, Barrick employed approximately 18,421 employees worldwide, including employees at Acacia and at operations jointly owned by Barrick, substantially all of whom are employed in the United States, Canada, Australia, Chile, Peru, Argentina, the Dominican Republic, Papua New Guinea, Tanzania, Zambia and Saudi Arabia. The number of employees represented by a labor union or covered by collective bargaining agreements at the Company’s operations is approximately 6,030.

Specialized knowledge and experience are required of employees in the mining industry. Barrick has the necessary skilled employees to conduct its operations. Certain Barrick mines may be adversely impacted if increased demands from its employees lead to work stoppages or the Company is unable to retain a sufficient number of qualified employees for such operations (see “– Employee relations” and “ – Competition” in “Risk Factors”).

Competition

The Company competes with other mining and exploration companies in connection with the acquisition of mining claims and leases and in connection with the recruitment and retention of highly skilled and experienced employees (see “– Employees and Labor Relations” above).

There is significant competition for mining claims and leases and, as a result, the Company may be unable to acquire attractive assets on terms it considers acceptable.

Corporate Social Responsibility

Barrick’s sustainability vision is to partner with host governments and communities to transform their natural resources into sustainable benefits and mutual prosperity. The Company does this by managing its impacts on people and the environment, ensuring partners share in the benefits of mining and engaging respectfully with others. This vision is supported by a range of management systems and practices, which ultimately are aimed at enabling the Company to be a welcome and trusted partner of host governments and communities, the most sought-after employer and the natural choice for long-term investors. Sustainability continues to be a fundamental part of Barrick’s strategy and is critical to ensuring broad stakeholder support for Barrick’s operations.

In 2017, Barrick continued to implement its global human rights compliance program, which is aligned with the UN Guiding Principles on Business and Human Rights. Since 2012, human rights assessments have been conducted at all high and medium risk Barrick operations and projects. Higher risk sites or sites where particular concerns are identified are assessed more frequently. As a result of these assessments, Barrick also continued to invest in its global human rights training program at all mines and projects operated by the Company on a risk-tiered basis. For example, in 2017, approximately 2,215 employees and security personnel at the Company’s sites received in-person training on human rights issues as part of Barrick’s Code of Conduct, Human Rights and Anti-Corruption training program. In addition, approximately 3,650 employees received interactive online training relating to human rights as part of this program. Barrick continues to engage broadly on human rights and has partnerships with leading organizations such as White Ribbon. Barrick has been a member of the UN Global Compact’s (“UNGC”) Human Rights and Labour Working Group since 2013, the Steering Committee of the Voluntary Principles on Security and Human Rights between 2012 and 2014 and from 2016 to present, and the UNGC’s Steering Committee for its Business for Peace initiative and the Supply Chain and Sustainability Working Group since 2014. In 2017, Barrick issued its first stand-alone Human Rights report, which provides interested stakeholders with information on the Company’s human rights global compliance program and salient risks, which Barrick intends to update on an annual basis. In 2018, the Company is also planning to convene a speaker series in several North American cities on material business and human rights issues. These and other efforts which emphasize transparency, dialogue and relationship building reinforce Barrick’s commitment to respecting human rights wherever the Company operates.

Barrick continued to invest in partnerships that matter to host governments and communities which the Company believes is an important way to share the benefits of mining and help build broad stakeholder support for its operations. In 2017, this included a new partnership with Networking Academy (NetAcad), Cisco’s information technology (IT) skills and career building program. In April 2017, Barrick, Cisco and Great Basin College announced a partnership that will bring digital and IT skills development courses, free of charge, to groups in the greater Elko, Nevada community. This program is available to Barrick employees and their families, veterans, members of the Western Shoshone tribe, and many others in Barrick’s rural host communities in Northern Nevada. Similar NetAcads are planned in other communities where the Company operates, which can ultimately help build a more skilled workforce and can contribute to the diversification of local economies.

Barrick continues to engage external experts to improve its understanding of emerging sustainability issues and improve its performance. To this end, the Company convened two meetings of its independent Corporate Social Responsibility Advisory Board in 2017. Since establishing the Advisory Board in 2012, the Company has convened twelve meetings, which have been hosted by Barrick’s CEO and, subsequently, by the President. These meetings are a forum for Advisory Board members to interact with members of Barrick’s executive committee, provide insight on emerging sustainability trends and issues that could affect the Company’s business, and provide critical feedback on the Company’s corporate social responsibility performance. Summaries of all meetings are posted on Barrick’s website. Plans are underway to host two meetings of the Advisory Board in 2018.

Barrick’s sustainability efforts continue to receive international recognition, including by the Dow Jones Sustainability World Index, in which the Company was listed in 2017 for the tenth consecutive year. Consistent with Barrick’s commitment to transparency, Barrick continues to participate in a number of voluntary disclosure initiatives, including the Extractive Industries Transparency Initiative, the Carbon Pricing Leadership Coalition, and the Carbon and Water Disclosure Projects. See “Environment” for additional information on Barrick’s environmental standards and practices.

In 2017, the Company developed a climate change strategy aligned with its overall business strategy to grow free cash flow per share through safe and responsible mining. See “Environment” for more detail regarding Barrick’s climate change strategy and initiatives.

Operations in Emerging Markets: Corporate Governance and Internal Controls

Barrick conducts or participates in mining, development and exploration and other activities through subsidiaries and/or joint ventures in many countries, including the United States, Canada and Australia and in emerging markets such as Argentina, Chile, Peru, the Dominican Republic, Papua New Guinea, Saudi Arabia, Tanzania and Zambia. Barrick has a long history of successfully developing and operating mines in emerging markets and has organizational and governance structures and protocols in place to manage the regulatory, legal, linguistic and cultural challenges and risks associated with having operations in these jurisdictions. For a detailed discussion of the risks associated with operating in emerging markets see “Risk Factors – Foreign investments and operations” starting on page 112 of this Annual Information Form.

Barrick holds its properties and projects in emerging markets indirectly through subsidiaries and/or joint venture entities which are locally incorporated or established for the purposes of compliance with local law. These operating subsidiaries or joint venture entities are in turn held through holding companies incorporated in jurisdictions with well-developed and reliable legal and taxation systems. Such holding companies: (i) facilitate internal company reorganizations of group companies; (ii) may facilitate project financing and commercial transactions such as the creation of joint ventures; and (iii) provide for predictability and legitimate dispute resolution processes. Barrick has designed a system of corporate governance, internal controls over financial reporting and disclosure controls and procedures that apply to Barrick and its consolidated subsidiaries and joint ventures. These systems, which are coordinated by the Company’s senior management and overseen by its Board of Directors, are designed to monitor the activities at, and receive timely reports from Barrick’s operating subsidiaries and joint ventures. Barrick has implemented separate reporting systems for Acacia.

The Company has extensive operating experience in each emerging market in which a material property is located – the Dominican Republic, Peru and Argentina. Operating in emerging markets exposes the Company to risks and uncertainties that do not exist or are significantly less likely to occur in other jurisdictions such as the United States, Canada or Australia. The Company manages and mitigates these risks through a variety of corporate governance mechanisms.

Board and Management Experience and Oversight

Barrick’s Board of Directors includes directors with experience working or running businesses in emerging markets. Gustavo A. Cisneros, an independent director, Chair of Barrick’s Corporate Governance & Nominating Committee and member of Barrick’s Compensation Committee, is an established businessman with significant experience running businesses in the Dominican Republic and Latin America. Mr. Cisneros is well-versed in many of the cultural, legal and regulatory considerations that are relevant to operating in Latin America and the Dominican Republic, in particular. Pablo Marcet, an Argentine-resident independent director who was appointed in December 2016, is a seasoned mining professional with nearly 30 years of experience in the exploration, development, and operation of mines across Latin America, including Argentina. Mr. Marcet’s deep operational and geopolitical experience in Latin America is a vital asset to the Company, as it manages its investments and evaluates new ones in the region. Graham G. Clow is an independent director who was elected to the Company’s Board of Directors in 2016 and is a member of the Company’s Risk Committee. Mr. Clow is the Chairman and Principal Mining Engineer of Roscoe Postle Associates Inc., a consulting firm providing reserves and resources services to the mining industry at all stages of project development. Mr. Clow has more than 40 years of experience in all aspects of mining, including acquisitions, exploration, feasibility, finance, development, construction, operations, and closure. Dambisa F. Moyo has been an independent director since 2011 and is a member of the Company’s Audit, Corporate Governance & Nominating and Risk Committees. Dr. Moyo is an international economist and author on the global economy with unique knowledge on the inherent risks and issues facing emerging markets. Kelvin P. M. Dushnisky, the Company’s President since 2015 and a member of the Board of Directors since 2016, has more than 30 years of international mining industry experience, with a focus on project development, government relations, and public affairs. Since joining the Company in 2002, Mr. Dushnisky has developed extensive experience dealing with critical issues and risks faced by the Company in emerging markets. In addition, Mr. Dushnisky is Chairman of Acacia, which has operations in Tanzania and in which the Company holds a 63.9% equity interest. Dr. Moyo and Messrs. Cisneros, Clow, Dushnisky and Marcet provide the Board of Directors and management with insight into, and an understanding of, many of the key issues that are germane to Barrick’s operations in emerging markets.

In addition, members of Barrick’s Board of Directors and senior officers regularly visit the Company’s operations in both developed and emerging markets. During these visits, they interact with local employees, government officials and business persons; such interactions enhance the visiting officers’ knowledge of local culture and business practices. In 2017, various of the Company’s independent directors visited the Cortez, Jabal Sayid, Lagunas Norte, Lumwana, Turquoise Ridge and Veladero sites to monitor operational progress and risks. Barrick’s Executive Chairman, together with Brian L. Greenspun, Barrick’s independent director from Nevada, also visited the Company’s CodeMine facility in Nevada to assess progress on Barrick’s digital transformation.

The Board of Directors, through its corporate governance practices, regularly receives management and technical updates, risk assessments and progress reports in connection with its operations in emerging markets, and in so doing, maintains effective oversight of its business and operations. Through these updates, assessments and reports, the Board of Directors gains familiarity with the operations, laws and risks associated with operations in those jurisdictions. Further, the Board of Directors has access to head office management in Canada who work directly with local management and are familiar with the local laws, business culture and standard practices, have local language proficiency, are experienced in working in the applicable emerging jurisdiction and in dealing with the respective government authorities and have experience and knowledge of the local banking systems and treasury requirements.

Communications

While the reporting language with the head office is English, the primary operating language in the Dominican Republic, Peru and Argentina is Spanish. All Barrick policies, procedures, standards and training are available in both English and Spanish. Messrs. Cisneros and Marcet are native Spanish speakers. Many members of head office management are proficient in Spanish, and the majority of operational management in emerging markets are fluent in Spanish and English.

The Company maintains open communication with its operations in the Dominican Republic, Peru and Argentina through management team members who are fluent in Spanish and are proficient in English, removing language barriers between the Company’s head office in Toronto and the local management teams. The primary language used in meetings with head office management and Board meetings is English and material documents relating to the Company’s operations that are provided to the Board are in English. Material documents relating to the Company’s material operations in the Dominican Republic, Peru and Argentina are either in English or, where in Spanish, are translated into or summarized in English.

Further, the Pueblo Viejo, Lagunas Norte and Veladero minesites participate in a weekly business plan review meeting with Barrick’s other minesites and head office. This weekly meeting is facilitated on a rotating basis by a member of the Company’s Executive Committee and serves to facilitate the timely flow of information and head office oversight of operations. Aside from the weekly meeting and frequent informal contact, Barrick does not have a formal communication plan that sets out measures that will be taken to mitigate any potential communication-related issues.

Internal Controls and Cash Management Practices

The Company maintains internal controls over financial reporting with respect to its operations in emerging markets by taking various measures and consistently applying them across its operations. Pursuant to the requirements of National Instrument 52-109 and the U.S. Sarbanes-Oxley Act of 2002, the Company assesses the design and operation of key internal controls over financial reporting on an annual basis at a minimum, following a risk-based approach. The working papers of the tests performed at all of the Company’s locations are reviewed at the head office level. The control standards utilized in emerging markets do not materially differ from those employed at the Company’s other operations.

Differences in banking systems and controls between Canada and each emerging market in which Barrick operates are addressed by having stringent controls over cash kept in the jurisdiction, especially with respect to access to cash, cash disbursements, appropriate authorization levels, performing and reviewing bank reconciliations on at least a monthly basis and the segregation of duties.

The Company also has established (or, where the Company is not the operator, has required its partner to establish) practices, protocols and routines for the management and eventual distribution of its excess cash to its foreign owners. The distribution mechanisms depend upon local circumstances and financing arrangements in place, and are compliant with applicable law. All material practices, protocols and routines are controlled and overseen by the Company’s Chief Financial Officer and are subject to customary internal reviews. Candidates for significant roles in the operations, including key positions of trust, are reviewed by the Company’s head office before appointment at the operating level. For additional details, see “Internal Control Over Financial Reporting and Disclosure Controls and Procedures”.

Further, pursuant to its mandate, the Audit Committee has the authority to retain, at its sole discretion, outside legal, accounting or other advisors in any jurisdiction in which the Company operates, at the expense of the Company. The Audit Committee has unrestricted access to these advisors and may communicate directly with them. For additional details, see “Audit Committee”.

Managing Cultural Differences

Differences in cultures and practices between Canada and each emerging market in which Barrick operates are addressed by employing competent staff in Canada and the applicable emerging market jurisdiction who are familiar with the local laws, business culture and standard practices, have local language proficiency, are experienced in working in that jurisdiction and in dealing with the relevant government authorities and have experience and knowledge of the local banking systems and treasury requirements.

Books and Records

Where required by applicable law, Barrick maintains and stores original copies of all company records in the applicable language. Company management and the Board of Directors have complete access to these records.    The Company has also implemented a web-based global entity management system for recording and facilitating access to such information and documents.

MATERIAL PROPERTIES

For the purposes of this Annual Information Form, Barrick has identified its Cortez, Goldstrike, Pueblo Viejo, Lagunas Norte, Veladero and Turquoise Ridge mines as material properties. The following is a description of Barrick’s material properties.

Cortez Property

General Information

Project Description

The Cortez property is located 100 kilometers southwest of the town of Elko, Nevada in Lander and Eureka counties at elevations ranging from 1,370 meters to 1,675 meters. Cortez employs approximately 1,250 employees and 345 contractors.

As of December 31, 2017, the Cortez property encompassed an area of interest of approximately 307,022 hectares. The Cortez property is comprised of the Cortez Hills, Pipeline, Cortez and Gold Acres Complexes. Current mining activity is primarily focused on the Cortez Hills and Pipeline Complexes, located approximately 26 kilometers south and 18 kilometers southwest of the town of Crescent Valley, Nevada, respectively. The property rights controlled by Cortez, either from outright ownership or by lease, consist of 90,055 hectares of unpatented mining claims held subject to the paramount title of the United States of America and 17,226 hectares of patented mining claims and fee mineral and surface land, owned or controlled through various patents issued by the United States of America. All mining claims are renewed on an annual basis and all necessary fees are paid prior to August 31 of each year. All mining leases and subleases are reviewed on a monthly basis and all payments and commitments are paid as required by the specific agreements. The property is accessible year round by paved road from Elko, Nevada.

Sufficient surface rights have been obtained for current operations at the property.

Starting with the first quarter of 2017, Cortez and the Goldstrike property described below (along with Goldrush and Barrick’s 60% interest in South Arturo) were combined into one operating segment, Barrick Nevada.

History

In 1964, a joint venture was formed to explore the Cortez area. In 1969, the original Cortez mine went into production. From 1969 to 1997, gold ore was sourced from open pits at Cortez, Gold Acres, Horse Canyon and Crescent. In 1991, the Pipeline and South Pipeline deposits were discovered, with development approval received in 1996. In 1998, the Cortez Pediment was discovered, with the Cortez Hills discovery announced in April 2003. The Cortez Hills development was approved by Placer Dome and Kennecott, then joint venturers, in September 2005 and confirmed by Barrick in 2006. Barrick obtained an interest in the Cortez property through its acquisition of Placer Dome in 2006. Barrick consolidated its 100% interest in the property following its purchase of the Kennecott interest in 2008.

Geology

Geological Setting

The Cortez property is situated along the Cortez/Battle Mountain trend. The principal gold deposits and mining operations are located in the southern portion of Crescent Valley, which was formed by basin and range extensional tectonism. Mineralization is sedimentary rock-hosted and consists of submicron to micrometer-sized particles, very fine sulfide grains, and gold in solid solution in pyrite. Mineralization is disseminated throughout the host rock matrix in zones of silicified, decarbonatized, argillized, silty calcareous rocks and associated jasperoids.

Mineralization

Mineralization is sedimentary rock-hosted and consists of submicron to micrometer-sized gold particles and gold in solid solution in pyrite. Mineralization is disseminated throughout the host rock matrix in zones of silicified, decarbonatized, argillized, silty calcareous rocks.

The Cortez Hills deposit consists of the Breccia Zone, Middle Zone, Lower Zone, Renegade Zone and the Pediment deposit. The maximum strike length of mineralization in the Cortez Hills deposit is approximately 1,300 meters, and the maximum width is approximately 420 meters. The mineralized zone starts at approximately 120 meters below surface and continues to more than 600 meters below surface. It is open at depth in the Renegade Zone. Exploration to fully delineate the extent of the Cortez Hills deposit is ongoing.

Ore at the Pipeline deposit is hosted within silty carbonates associated with the Roberts Mountain and Wenban Formations. The maximum strike length of mineralization in the Pipeline deposit is approximately 1,600 meters and the maximum width is approximately 1,200 meters. The mineralized zone starts approximately 60 meters below surface and continues to 600 meters below surface.

Mining Operations

Production and Mine Life

Deposits within the Pipeline Complex are being mined by conventional open pit methods. Mining at the Cortez Hills Complex is being conducted at the open pit operations using conventional methods. At the underground operations, two different underground mining methods are used: long-hole open stoping and drift-and-fill.

Mining production rates (open pit and underground combined) for all mining activity at Cortez are expected to average about 134 million tonnes per year. Conventional open pit mining at Cortez Hills is currently scheduled through 2019 and underground mining through 2029. Open pit mining at the Pipeline Complex is scheduled to continue through 2027. Based on existing reserves and production capacity, including the Cortez Underground Expansion Project discussed in further detail below, the expected remaining mine life at Cortez is 10 years for open pit mining, 12 years for underground mining, and 17 years for processing operations.

Cortez Underground Expansion Project

In 2015, Barrick completed a prefeasibility study for expanded underground mining in the Deep South Zone, below currently permitted areas of the Lower Zone at the CHUG mine. The Deep South project remains on track to contribute average underground production of more than 300,000 ounces per year between 2022 and 2026.

Development of the range front twin declines that will provide access to the lower zone of the mine began in the fourth quarter of 2016. For the first time, the mine is using a roadheader (a piece of machinery that employs mechanical cutting to facilitate continuous tunnel boring), rather than traditional drilling and blasting.

The prefeasibility study anticipated a cost of sales of $840 per ounce, and average all-in sustaining costs of $580 per ounce, for mining in the Deep South Zone. Optimization work completed as part of a feasibility study has identified a number of opportunities to reduce these costs, including through the use of autonomous loading with a smart conveyance system, compared to a traditional conveyor system contemplated in the prefeasibility study. As result of this optimization work, the Company now anticipates cost of sales of approximately $649 per ounce with substantially the same all-in sustaining costs.

The expansion will enable Barrick to access approximately 1.9 million ounces of proven and probable reserves in the Deep South Zone, of which about 60% is oxide (see Note 8 of “– Notes to the Mineral Reserves and Resources Table” in “Narrative Description of the Business – Mineral Reserves and Mineral Resources” for information regarding the classification of these reserves for U.S. reporting purposes). “All-in sustaining costs” is a non-GAAP financial performance measure. For an explanation of all-in sustaining costs per ounce refer to “Non-GAAP Financial Measures – All-in sustaining costs per ounce, All-in costs per ounce, Cash costs per ounce, All-in sustaining costs per pound and C1 cash costs per pound” at pages 150 to 164 of this Annual Information Form.

Permitting was initiated in 2016 with the submission to the Bureau of Land Management (“BLM”) of an amendment to the current Mine Plan of Operations. The permitting process is expected to take approximately three to four years, including the preparation of an Environmental Impact Statement. A record of decision is expected in 2019 or 2020. On this basis, dewatering and development work could begin as early as 2019 or 2020, with initial production from the Deep South Zone commencing in 2022 or 2023.

Processing

The gold-recovery process used at Cortez is determined by considering the grade and metallurgical character of the particular ore: lower grade run-of-mine oxide ore is heap leached at existing facilities; higher-grade non-refractory ore is treated in a conventional mill using cyanidation and the CIL process; and refractory ore is stockpiled on site in designated areas and trucked 160 kilometers to Goldstrike for processing (see “– Goldstrike Property”). Gold recovered from the ore is processed into doré on-site and shipped to outside refineries for processing into gold bullion.

The active heap leach facilities are located at the Pipeline and Cortez Hills Complexes. Milling activities at Cortez are conducted at the Pipeline Complex, which includes crushing and grinding facilities, CIL circuits, reagent storage areas and a recovery/refining circuit. Mill throughput varies from 9,500 to 13,500 tonnes per day (10,430 to 15,000 tons per day) depending on the hardness of the ore being processed.

Water for process use at the Pipeline Complex is supplied from open pit dewatering systems, which include wells, pipelines and infiltration basins.

Infrastructure, Permitting and Compliance

Electric power for the Pipeline and Cortez Hills Complexes is purchased in the open market and supplied through an 80 kilometer distribution line.

On December 28, 2015, a Cortez employee was killed in a collision while operating a haul truck. The U.S. Mine Safety and Health Administration (“MSHA”) commenced a fatal accident investigation following the incident and issued three citations to Cortez on January 26, 2016: (i) Citation 877927, issued under §104(a) of the Mine Act, for which Cortez paid a fine of $8,627; (ii) Citation 8779298, under §104(a) of the Mine Act, for which Cortez paid a fine of $42,000; and (iii) Citation 8779299, under §104(d)(1) of the Mine Act, for which Cortez paid a fine of $56,000.

All material permits and rights to conduct existing operations at the Cortez property have been obtained and are in good standing.

Cortez initiated a digital transformation effort in late 2016 which is focused on automating some aspects of the mobile equipment fleet, automating the processing plant, using locating technology to increase the effective duration of work during mining shifts, and automating the maintenance work order process to improve mechanic and warehouse efficiency (see “General Information – General Development of the Business – Strategy”).

Environment

Vegetation is dominated by grass and shrubs. The climate is relatively arid and has little impact on mine operations. Operations are conducted throughout the year.

The mine’s dewatering operations have been enhanced with the addition of several new rapid infiltration sites. Current dewatering operations focus on bedrock water production. A portion of the dewatering water is utilized for mining and milling, and a portion is utilized at a local ranch on a seasonal basis for irrigation purposes. The balance is returned to the basin through the rapid infiltration basins or consumed in processing activities (i.e., dust suppression and process makeup water).

In 2017, all activities at the Cortez property were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

Estimated future reclamation and closure costs at Cortez are reported in Barrick’s financial statements as part of the amounts that were recorded under IFRS as defined by IAS 37 at Barrick Nevada. As at December 31, 2017, the recorded amount of estimated future reclamation and closure costs for Barrick Nevada that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period, was $289 million (as described in Note 2U to the Consolidated Financial Statements). The portion of this amount attributable to Cortez for 2017 was $147 million. Barrick has provided the financial security as required by governmental authorities in connection with the reclamation of the mine area.

For additional information regarding Barrick’s environmental initiatives, see “Environment”.

Exploration and Drilling

In 2017, approximately 43,019 meters in 155 exploration holes were drilled around Cortez, including Cortez Hills, Pipeline, Gold Acres and Robertson. Spacing ranged from nominal 100 to 300 meters for earlier stage projects to 15 to 45 meter spacing for resource and reserve delineation programs. Drilling in the Cortez Hills area is conducted from surface and underground platforms. Mineralization remains open at depth. In the Renegade Zone, exploration continued to further define the limits of mineralization to the northwest and southeast.

A total of 14,648 meters of drilling is planned for the Cortez operations area (Cortez Hills, Pipeline and Robertson).

Approximately 17,000 drill holes have been drilled to date. Reverse circulation drilling is currently used during the initial phases of exploration. Where reverse circulation holes encounter mineralization, they are re-drilled with core holes to produce high-quality sampling of the mineralization. The Pipeline Complex is drilled on 43 meter centers and the Cortez Hills Complex on 30 meter centers for open pit ore definition. CHUG ore is delineated by nominal 15 meter spaced core holes with additional in-fill reverse circulation drilling as required to define ore boundaries.

Royalties and Taxes

All production from Pipeline is subject to a gross smelter return royalty of approximately 1.3%. In addition, production from certain portions of the Pipeline Complex is subject to a gross smelter return royalty (graduating from 0.4% to 5.0% based on the price of gold) and a net value royalty of 5%. There is also a net value royalty of 3.75% on gold sales from the South Pipeline deposit.

All other production by Cortez, including Cortez Hills, is subject to a gross smelter return royalty of approximately 1.3%.

In addition, once the total amount of gold produced by Cortez after January 1, 2008 exceeds 15 million ounces, which has not yet occurred, 40% of production at Cortez will be subject to a royalty graduating from 0% to 3%, depending on the gold price, on the gross value of gold delivered, minus certain deductions for pre-existing royalties.

The State of Nevada imposes a 5% net proceeds tax on the value of all minerals severed in the State. This tax is calculated and paid based on a prescribed net income formula which is different from book income.

Mining and Processing Information

The following table summarizes certain mining and processing information for the Cortez property for the periods indicated.

	Year ended December 31, 2017	Year ended December 31, 2016
Tonnes mined (000s)	134,503	124,919
Tonnes of ore processed (000s)	15,853	25,112
Average grade processed (grams per tonne)	3.10	1.73
Ounces of gold produced (000s)	1,447	1,059

For certain additional financial information, see “Narrative Description of the Business – Reportable Operating Segments – Barrick Nevada”.

The most recent technical report on the Cortez property is the technical report entitled “Technical Report on the Cortez Operations, State of Nevada, U.S.A.” dated March 21, 2016 and authored by Roscoe Postle Associates Inc. (“RPA”). This technical report has been filed on SEDAR in accordance with National Instrument 43-101.

The diagram on the following page shows the design and layout of the Cortez property.

Ferris Creek
Area 28 Tailings Impoundment/ Heap Leach
Pipeline Mill
Gold Acres Pit
Pipeline Pit
Conveyor
Area 30 Heap Leach
Mill #1
Cortez Pit
CRESCENT VALLEY
Gravel Pits
VALLEY
Cortez Hills Pit
Area34 Heap Leach
Borrow Pit
TOIYABE RANGE
LANDER
EUREKA
Plan of Operations Boundary
Roads
Pits
Leach
Plant Site
Pond
Tailings
Waste
NEVADA
Carson City
BARRICK
Cortez
0
2.5
5
Kilometers

Goldstrike Property

General Information

Project Description

The Goldstrike property is located in Elko and Eureka Counties in north central Nevada, approximately 40 kilometers north of the town of Carlin and 160 kilometers northeast of the Cortez property, at an elevation of 1,700 meters in the hilly terrain of the Tuscarora Mountains. Goldstrike employs approximately 1,700 employees and 400 contractors.

Current mining activity at Goldstrike is primarily focused on the Betze pit, Rodeo and Meikle underground and South Arturo pit. As of December 31, 2017, the Goldstrike property comprised 4,198 hectares of surface rights ownership/control (3,420 hectares private and 778 hectares public), and 3,535 hectares of mineral rights ownership/control (2,741 hectares private and 794 hectares public). These rights are owned or controlled through various forms of patents issued by the United States of America and by ownership of unpatented mining and mill-site claims that are held subject to the paramount title of the United States of America. The Goldstrike property includes a total of 298 unpatented mining and mill-site claims to control the public acreage. Unpatented mining claims are maintained on an annual basis. All mining leases and subleases are reviewed on a monthly basis and all payments and commitments are paid as required by the specific agreements. The Betze open pit, the underground mines and the beneficiation and processing facilities at the Goldstrike property are predominantly situated on land owned by Barrick. Access to the property is via paved road from Elko, Nevada, certain access agreements with Newmont and a right-of-way issued by the Bureau of Land Management.

Sufficient surface rights have been obtained for current operations at the property.

Starting with the first quarter of 2017, Goldstrike and the Cortez property described above (along with Goldrush and South Arturo) were combined into one operating segment, Barrick Nevada.

History

PanCana Minerals Ltd. (“PanCana”) first mined the property for gold in 1976. In 1978, Western States Minerals Corporation (“WSMC”) became the operator in a 50/50 joint venture with PanCana. Barrick acquired a 50% interest and assumed management of the Goldstrike property on December 31, 1986 with the acquisition of WSMC’s 50% interest in the property. It completed the acquisition of 100% ownership of the property pursuant to a plan of arrangement entered into with PanCana in January 1987.

Geology

Geological Setting

The property is located on the Carlin Trend, one of North America’s most prolific gold producing areas. The area of the Goldstrike property consists of folded and faulted Paleozoic sedimentary rocks, which were intruded by the diorite to granodiorite Goldstrike stock of the Jurassic Age. Mesozoic folding and thrust faults form important structural traps for the mineralization in the Betze-Post pit. Tertiary faulting developed ranges and basins, which were subsequently filled with volcanic and sedimentary rocks during the Tertiary time.

Mineralization

The major gold deposits – Post Oxide, Betze, Rodeo and Meikle – are all hosted in sedimentary rocks of the Silurian to Devonian ages. The gold mineralization at the Betze open pit (Post Oxide and Betze deposits) is controlled by favourable stratigraphy, structural complexities in the form of faults and folds, and the contact of the Goldstrike intrusive. Overall, the Betze-Post ore zones extend for 1,829 meters in a northwest direction and average 183 to 244 meters in width and 122 to 183 meters in thickness.

Carbonate breccias and limestones of the Devonian Popovich Formation and various intrusive rocks host the orebodies that comprise the Goldstrike underground mine (Rodeo and Meikle deposits). In contrast to the Goldstrike open pit area, the overlying mudstones and argillites of the Devonian Rodeo Creek Member are generally unmineralized. The maximum strike length of mineralization in the Rodeo-Meikle ore zones is approximately 3,660 meters, and the maximum width is approximately 595 meters. The mineralized zone starts at approximately 180 meters below surface and continues to more than 586 meters below surface.

Mining Operations

Production and Mine Life

Goldstrike’s open pit mine is an open pit truck-and-shovel operation, using standard, proven equipment. Two different underground mining methods are used at the underground mine: long-hole open stoping and drift-and-fill (used for flat-lying mineralization or where ground conditions are less competent). The underground mine is a trackless operation.

Based on existing reserves and production capacity, the expected remaining mine life at Goldstrike extends to 2032 for underground mining, to 2030 for open pit mining and to 2037 for processing operations. There is potential for further extensions to the mine life from open pit, underground and additional processing of toll ores purchased from third-party vendors.

Barrick’s 60% owned South Arturo project is located approximately eight kilometers northwest of Goldstrike. Waste stripping at South Arturo commenced shortly after receipt of the final water pollution control permit on March 26, 2015. Primary ore mining commenced in the second half of 2016. Phase 2 of South Arturo was completed in the first half of 2017. Barrick expects that the bulk of the ore from the South Arturo pit will be processed through Goldstrike’s refractory processing facilities, which are described in further detail below.

Processing

The Goldstrike property has two processing facilities: an autoclave installation, which was originally designed to treat the property’s non-carbonaceous sulfide (refractory) ore, and the roaster, which is currently used to treat the property’s carbonaceous ore, which is also refractory and responds poorly to cyanidation. The original combined installed capacity of these two facilities was approximately 27,000 to 30,000 tonnes per day. With the implementation of calcium thiosulfate leaching as described below, the combined installed capacity of the two facilities is approximately 26,000 to 27,000 tonnes per day. These processing facilities treat the ore from Goldstrike’s open pit and underground mines, as well as refractory ore from Barrick’s Cortez property. Gold recovered from the ore is processed into doré on-site and shipped to outside refineries for processing into gold bullion.

In 2014, Goldstrike completed the first phase of construction of its Total Carbonaceous Material (“TCM”) project, which utilizes a thiosulfate-based resin in leach technology to allow double-refractory carbonaceous ores to be processed through the autoclaves rather than the roaster. The TCM technology uses calcium thiosulfate to leach the gold after pressure oxidation rather than cyanide. Resin is used to collect the dissolved gold rather than activated carbon. First gold from the TCM process was produced in November 2014, following completion of construction of the first phase of the TCM facility. After a staged start-up, the autoclaves reached 85% of full production capacity of 12,000 tonnes per day in 2015. Tonnes processed increased by 22% in 2017 versus 2016 performance. The new TCM circuit will allow the autoclaves to continue to process the remaining autoclave amenable stockpiles through 2023. As a result, Goldstrike expects to be able to process stockpiled carbonaceous material earlier than anticipated and increase its capacity to process ore transported to Goldstrike from other properties. The expected average annual contribution is approximately 310 thousand ounces of production over the next four years.

Infrastructure, Permitting and Compliance

Most of Goldstrike’s power requirements are provided by a 115 megawatt natural gas-fired power plant. The remaining power requirements are satisfied by open market purchases of electricity. A natural gas pipeline was completed in the second quarter of 2013 to provide natural gas to the major production equipment at the autoclave and roaster facilities, which are fully operational.

Dewatering of the Betze Pit is accomplished through the use of perimeter wells located peripheral to the pit area, in-pit wells, horizontal drains installed for passive dewatering of pit walls, and water collection sumps installed in the bottom of the pit.

Groundwater pumping for dewatering at the Goldstrike property is primarily from the carbonate rock aquifer, with very small amounts of pumping from shallower siltstones and unconsolidated basin fill deposits.

Water is conveyed by pipelines to support mining, milling and related uses at the Goldstrike property. Water that is not used for mining or milling purposes is delivered to the 72-inch-diameter gravity flow pipeline to the TS Ranch Reservoir. Barrick is authorized by a discharge permit issued by the Nevada Division of Environmental Protection to discharge water produced by its groundwater pumping operations to groundwater via percolation, infiltration and irrigation.

All material permits and rights to conduct existing operations at the Goldstrike property have been obtained and are in good standing.

Environment

The Northern Nevada climate is fairly arid and has little impact on mine operations. Vegetation is dominated by grass and shrubs.

In 2017, all activities at the Goldstrike property were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

Estimated future reclamation and closure costs at Goldstrike are reported in Barrick’s financial statements as part of the amounts that were recorded under IFRS as defined by IAS 37 at Barrick Nevada. As at December 31, 2017, the recorded amount of estimated future reclamation and closure costs for Barrick Nevada that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period, was $289 million (as described in Note 2U to the Consolidated Financial Statements). The portion of this amount attributable to Goldstrike for 2017 was $142 million. Barrick has provided the financial security as required by governmental authorities in connection with the reclamation of the mine area.

Exploration and Drilling

In 2017, surface near-mine exploration at the Goldstrike property completed five exploration drill programs and two target delineation surface sampling programs northwest of the Betze pit. The drill programs followed up on 2016 drilling success and identified surface geochemical anomalies. Drilling focused on key structural intersections controlling gold distribution with the aim of expanding the gold resource at the South Arturo pits and adding additional gold resources adjacent to existing mineralization at South Arturo. Surface sampling focused on confirming continuation of geochemical anomalies along faults. A total of 37,985 meters of reverse circulation and core drilling was completed. Additional near-mine exploration drilling is scheduled in this area for 2018.

In 2017, Goldstrike conducted nine underground exploration projects including initial drill testing, in-fill drilling, reserve definition drilling and geotechnical drilling for a total of 126,409 meters using both reverse circulation and diamond core drilling, of which 76,427 meters was exploration-related. Exploration drilling focused on extending known mineralization ahead of mining and testing new target zones.

Surface near-mine exploration drill programs in 2018 are planned in order to complete 9,417 meters of reverse circulation and diamond core drilling for drill test through resource definition programs. The drill test programs include North Carlin Trend exploration targets. The resource definition program is focused on advancing the South Arturo Phase 3 pit project through completion of supplemental metallurgical test holes.

Underground near-mine exploration drill programs in 2018 are planned to complete 21,632 meters of reverse circulation and diamond core drilling for drill test through advanced exploration. The underground drilling will focus on one delineation target, two drill test targets and five advanced exploration programs so as to expand the existing gold resource. The planned drilling will focus on new target zones and follow-up of 2017 drilling program successes.

Royalties and Taxes

Most of the property comprising the Betze open pit mine is subject to net smelter return and net profits interest royalties payable on the valuable minerals produced from the property.

The maximum third party royalties payable on the Betze deposit are a 4% net smelter return and a 6% net profits interest. The maximum royalties payable on the Meikle deposit are a 4% net smelter return and a 5% net profits interest.

The State of Nevada imposes a 5% net proceeds tax on the value of all minerals severed in the State. This tax is calculated and paid based on a prescribed net income formula which is different from book income.

Mining and Processing Information

The following table summarizes certain mining and processing information for the Goldstrike property for the periods indicated.

	Year ended December 31, 2017	Year ended December 31, 2016
Tonnes mined (000s)	76,587	67,834
Tonnes of ore processed (000s)	8,041	7,361
Average grade processed (grams per tonne)	4.28	5.65
Ounces of gold produced (000s)	865	1,096

For certain additional financial information, see “Narrative Description of the Business – Reportable Operating Segments – Barrick Nevada”.

The most recent technical report on the Goldstrike property is the technical report entitled “Technical Report on the Goldstrike Mine, Eureka and Elko Counties, Nevada, USA” dated April 25, 2017 and authored by RPA. This technical report has been filed on SEDAR in accordance with National Instrument 43-101.

The diagram on the following page shows the design and layout of the Goldstrike property.

Meikle
LITTLE BOULDER BASIN
North Block Tails
Roaster
Tails Storage
Facility 3
Clydesdale
Waste Dump
Betze/Post
Pit
AA Tails
Administration
Process
Bazza
Waste Dump

BARRICK

GREAT BASIN
NEVADA
Carson City

Plan of Operations Boundary
Pit
Tailings
Waste Rock Dump

Goldstrike

0 1 2
Kilometers

Pueblo Viejo Mine

General Information

Project Description

The Pueblo Viejo mine is an open pit mining operation located in the province of Sánchez Ramírez in the central part of the Dominican Republic on the Caribbean island of Hispaniola. The mine is approximately 100 kilometers northwest of the national capital of Santo Domingo. Pueblo Viejo employs approximately 2,300 employees and 2,200 contractors.

The Pueblo Viejo mine is situated on the Montenegro Fiscal Reserve, an area specially designated by Presidential Decree for the leasing of minerals and mine development, which covers an area of 4,880 hectares at the head of the Arroyo Margajita Valley in the eastern portion of the Cordillera Central. A special lease agreement (“SLA”) between the Dominican State and Pueblo Viejo Dominicana Corporation (“PVDC”) governs the development and operation of the Pueblo Viejo mine. The SLA provides PVDC with the right to operate the Pueblo Viejo mine for a 25-year period commencing from the date on which PVDC delivered the Project Notice under the SLA, with one extension by right for 25 years and a second 25-year extension by mutual agreement of the parties, allowing a possible total term of 75 years. The Pueblo Viejo deposits are located in two major areas, the Monte Negro pit and the Moore pit. The property is accessible year-round by paved road from Santo Domingo.

Sufficient surface rights have been obtained for current operations at the property.

History

Early mining activity at the site dates back to the 1500s. Subsequent to that early mining activity, Rosario Resources commenced mining operations on the property in 1975. In 1979, the Central Bank of the Dominican Republic purchased all foreign-held shares in Rosario Resources and the Dominican Government continued operations as Rosario Dominicana S.A. Gold and silver production from oxide, transitional, and sulfide ores occurred from 1975 to 1999. The mine ceased operations in 1999. In 2000, the Dominican Republic invited international bids for the leasing and mineral exploitation of the Pueblo Viejo minesite. In July 2001, PVDC (then known as Placer Dome Dominicana Corporation), an affiliate of Placer Dome, was awarded the bid. PVDC and the Dominican Republic subsequently negotiated the SLA for the Montenegro Fiscal Reserve, which was ratified by the Dominican National Congress and became effective on July 29, 2003. In March 2006, Barrick acquired Placer Dome and in May 2006 amalgamated the companies. At the same time, Barrick sold a 40% stake in the Pueblo Viejo project to Goldcorp. On February 26, 2008, PVDC delivered the Project Notice to the Government of the Dominican Republic pursuant to the SLA and delivered the Pueblo Viejo Feasibility Study to the Government. In 2009, the Dominican Republic and PVDC agreed to amend the terms of the SLA. The amendment became effective on November 13, 2009 following its ratification by the Dominican National Congress. The Pueblo Viejo mine achieved commercial production in January 2013. A second amendment to the SLA became effective on October 5, 2013, and has resulted in additional and accelerated tax revenues to the government of the Dominican Republic (see “– Royalties and Taxes” below).

Geology

Geological Setting

The Pueblo Viejo deposit consists of high sulfidation or acid sulfate epithermal gold, silver, copper, and zinc mineralization that was formed during the Cretaceous Age island arc volcanism. The two main areas of alteration and mineralization are the Monte Negro and Moore deposits. Exploration drilling has identified two satellite deposits, under the historic Cumba and Upper Mejita mine workings. Pueblo Viejo is situated in the Los Ranchos Formation, a series of volcanic and volcaniclastic rocks that extend across the eastern half of the Dominican Republic, generally striking northwest and dipping southwest.

Mineralization

The Moore deposit is located at the eastern margin of the Pueblo Viejo member sedimentary basin. Stratigraphy consists of finely bedded carbonaceous siltstone and mudstone (PV sediments) overlying horizons of spilite (basaltic-andesite flows), volcanic sandstone, and fragmental volcaniclastics. The Monte Negro deposit is located at the northwestern margin of the sedimentary basin. Stratigraphy consists of interbedded carbonaceous sediments ranging from siltstone to conglomerate that are interlayered with volcaniclastic flows. Metallic mineralization in the deposit areas is primarily pyrite with lesser amounts of sphalerite and enargite. Pyrite mineralization occurs as disseminations, layers, replacements, and veins. Sphalerite and enargite mineralization is primarily in veins, but disseminated sphalerite has been noted in core. The mineralization extends for 2,800 meters north-south and 2,500 meters east-west and extends from the surface to 500 meters in depth.

Mining Operations

Production and Mine Life

The Pueblo Viejo mine achieved commercial production in January 2013 and completed its ramp-up to full design capacity in 2014. Mining operations are planned for the Monte Negro pit in phases 4 and 5 as well as the Moore pit in phase 3 and phases 5 to 7.

Based on existing tailings capacity, the expected mine life is just over four years for mining and just over 16 years of processing and quarrying operations. Pueblo Viejo produced 650 thousand ounces of gold in 2017 (Barrick’s 60% share).

Processing

Gold and silver are recovered through pressure oxidation of the whole ore followed by hot cure and hot lime boil prior to cyanidation of gold and silver in a CIL circuit.

The autoclave circuit is designed to oxidize approximately 1,750 tonnes per day of sulfide, to average just over 24,000 tonnes per day run-of-mine ore annually. The rest of the process plant is designed to handle the maximum process throughput, and the mine is progressing toward design capacity for silver and copper concentrate production. Pueblo Viejo is evaluating opportunities to further increase average plant throughput by optimizing autoclave controls and sulfide content in the mill.

Infrastructure, Permitting and Compliance

The tailings storage area is located in the El Llagal valley located approximately four kilometers south of the plant site. The tailings storage area will contain all of the process tailings, waste rock and high density sludge precipitate to be generated over the life of the Pueblo Viejo mine, and runoff water from the design flood event. Additional tailings impoundment capacity will be studied and implemented as required by the resource base, as described in further detail below. In addition to solids storage, each cell in the tailings facility is sized to provide storage for an operating pond and for extreme precipitation events. The mine is situated in a seismically active area. The design of the dams at site was based on the maximum credible earthquake.

In addition to existing reserves, Pueblo Viejo had approximately 8.054 million ounces of gold and 44.656 million ounces of silver in the measured and indicated resource category (Barrick’s 60% share) as of December 31, 2017. In 2017 Barrick completed an initial scoping-level study for a plant expansion at the Pueblo Viejo mine that would increase throughput by 50 percent to 12 million tonnes per year, allowing the mine to maintain average annual production of 800,000 ounces after 2022 (100 percent basis). The project involves the addition of a pre-oxidation heap leach pad with a capacity of eight million tonnes per year, a new mill and flotation concentrator with a capacity of four million tonnes per year, and additional tailings capacity. Higher grade ore would be processed through the mill before moving through the flotation and autoclave circuits. Lower-grade ore would be treated on the pre-oxidation pad before moving through the mill and autoclave circuits. This project has the potential to convert approximately seven million ounces of measured and indicated resources to proven and probable reserves (100 percent basis). Prefeasibility level studies have now been initiated, along with the construction of on-site proof of concept facilities for pre-oxidation and flotation.

The Hatillo and Hondo Reservoirs supply fresh water for the process plant. Reclaimed water from the El Llagal tailings containment pond is used as a supplementary water supply.

Operational power requirements vary but are generally less than 130 MW at a process rate of 18,000 tonnes per day to 150 MW at 24,000 tonnes per day. In 2013, PVDC commissioned a 218 MW Wartsila combined cycle reciprocating engine power plant together with an approximately 140 kilometer transmission line connecting the plant to the minesite. The power plant is located near the port city of San Pedro de Macoris on the south coast and will provide the long-term power supply for the Pueblo Viejo mine. The plant is dual fuel and is currently operated on heavy fuel oil (“HFO”) with the capability to convert to natural gas in the future if a supply becomes feasible. The HFO is delivered at an existing HFO off-loading facility in the harbor at San Pedro and transported to the plant by an 8 kilometer fuel pipeline.

All material permits and rights to conduct existing operations at the Pueblo Viejo mine have been obtained and are in good standing.

Environment

Elevation at the minesite ranges from 565 meters at Loma Cuaba to approximately 65 meters at the Hatillo Reservoir. The site is characterized by rugged and hilly terrain covered with subtropical wet forest and scrub cover. The region has a tropical climate with little fluctuation in seasonal temperatures. The heaviest rainfall occurs between May and October.

The Pueblo Viejo minesite is affected by a number of significant legacy environmental issues resulting from the conduct of operations at site prior to Barrick’s involvement in the mine. Under the terms of the SLA, the Dominican State is obligated, at its sole cost and expense, to remediate and rehabilitate, or otherwise mitigate all historic environmental matters. PVDC has agreed to cover the capital costs related to such remediation up to $75 million. Subject to the verification of certain conditions, PVDC has agreed to act as an agent of the Dominican State to remediate the historical environmental liabilities of the State. However, upon PVDC giving the Dominican State a Project

Notice, which was issued by PVDC in 2008, PVDC assumed the responsibilities for all historic environmental matters within the boundaries of the “Development Areas”, except for hazardous substances at the Rosario’s plant site which remain the responsibility of the Dominican State. In addition, the Dominican State is required under the SLA, in compliance with the applicable Environmental and Social Guidelines and Policies, and at its sole cost and expense, to relocate and pay all indemnification and other compensation due to certain persons with valid claims to land within the Monte Negro Fiscal Reserve. Under the SLA, PVDC and the Dominican State, respectively, were required to come into compliance with the historic environmental mitigation and remediation matters for which they are responsible under that agreement by November 2014. PVDC achieved compliance by that deadline. In the second half of 2016, PVDC was contracted to act as an agent of the Dominican State to carry out activities for which the Dominican State is responsible under the SLA pursuant to the Environmental Management Plan of the State (Plan de Administración del Estado). The requisite environmental permits were received in November 2016 to carry out the first stage of the closure plan, which will focus on dewatering, buttressing, and improving the stability of the old Mejita tailings facility. Dewatering of the old Mejita tailings facility commenced in 2017 and a geotechnical investigation is underway with the design stage expected to be completed in the third quarter of 2018. Construction activities for the buttress are planned to commence in late 2018.

In 2017, all of PVDC’s activities at the Pueblo Viejo mine were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

As at December 31, 2017, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $174 million (as described in Note 2U to the Consolidated Financial Statements).

Exploration and Drilling

During 2017, three exploration programs were undertaken at Pueblo Viejo consisting of a combination of reverse circulation drilling and diamond drilling at Upper Mejita, Monte Negro feeder and the Monte Negro underground. In 2018, exploration plans include reverse circulation and diamond drilling over seven targets. There will be four areas of primary exploration: Monte Negro west deep, Moore west deep, Arroyo Hondo and Moore north. There will also be advanced exploration occurring at three previously drilled targets: Upper Mejita, adjacent to Acid Rock Drainage Pond #1 and Monte Negro underground.

As of December 31, 2017, the drill hole database used to support the development of mineral resources for the Pueblo Viejo property contains 2,816 drill holes, comprised of 937 diamond drill core holes, 681 reverse circulation, and 1,198 percussion holes and rotary samples. Samples totaling 185,865 meters from diamond drill holes, 62,552 meters from rotary and percussion holes and 100,850 meters from reverse circulation have been collected. In addition, 13,889 close-spaced reverse circulation grade control drill holes, totaling 571,279 meters were used to estimate the gold, copper and silver resources. The drill hole spacing is variable, ranging from 10 to 15 meters.

Royalties and Taxes

Under the SLA, PVDC is obligated to make the following payments to the Dominican Republic: certain fixed payments due upon achieving certain milestones; a net smelter return royalty of 3.2%, which does not apply to copper or zinc; a net profits interest royalty of 28.75%; an income tax under a stabilized tax regime, which includes a 25% tax on income; and a withholding tax on interest paid on loans and on payments abroad and other general tax obligations.

A second amendment to the SLA became effective on October 5, 2013 and has resulted in additional and accelerated tax revenues to the Dominican government. The second amendment to the SLA includes the establishment of a graduated minimum tax, which will be adjusted up or down based on future metal prices. During 2017, PVDC and the Dominican government reached an agreement on an updated financial model for the graduated minimum tax rates that will apply from 2017 through 2019 (see “Legal Matters – Government Controls and Regulations”).

In addition, an environmental reserve fund has been established in an offshore escrow account as required by the SLA and is being funded by PVDC during operations until the escrowed funds are adequate to discharge PVDC’s closure reclamation obligations.

The government of the Dominican Republic has made significant progress repaying balances due under the SLA for payments made by PVDC on behalf of the government and amounts relating to Pueblo Viejo’s energy sales. As of December 31, 2017, the remaining balance owed to PVDC by the government of the Dominican Republic for balances due under the SLA was $0.1 million.

Financing

During 2010, PVDC secured a variable rate $1.035 billion loan facility for the Pueblo Viejo mine which was insured for political risks by Export Development Corporation of Canada. Substantially all the assets of PVDC, including the Pueblo Viejo mine property and related assets, were pledged as security under the loan. During 2017, Barrick and Goldcorp repaid the full $423 million of principal that was outstanding under the facility. The collateral pledged by PVDC as security to the lenders was released following the repayment. The settlement resulted in a debt extinguishment loss of $24 million.

Streaming Transaction

On September 29, 2015, Barrick closed a gold and silver streaming transaction with Royal Gold for production linked to Barrick’s 60% interest in the Pueblo Viejo mine. Royal Gold made an upfront cash payment of $610 million and will continue to make cash payments for gold and silver delivered under the agreement. The $610 million upfront payment is not repayable and Barrick is obligated to deliver gold and silver based on Pueblo Viejo’s production. Barrick has accounted for the upfront payment as deferred revenue and recognizes it in earnings, along with the ongoing cash payments, as the gold and silver is delivered to Royal Gold. Barrick will also be recording accretion expense on the deferred revenue balance as the time value of the upfront deposit represents a significant component of the transaction.

Under the terms of the agreement, Barrick sells gold and silver to Royal Gold equivalent to: (i) 7.5% of Barrick’s interest in the gold produced at Pueblo Viejo until 990,000 ounces of gold have been delivered, and 3.75% thereafter; and (ii) 75% of Barrick’s interest in the silver produced at Pueblo Viejo until 50 million ounces have been delivered, and 37.5% thereafter. Silver is delivered based on a fixed recovery rate of 70%. Silver above this recovery rate is not subject to the stream. There is no obligation to deliver gold or silver under the agreement if there is no production from Pueblo Viejo.

Barrick receives ongoing cash payments from Royal Gold equivalent to 30% of the prevailing spot prices for the first 550,000 ounces of gold and 23.1 million ounces of silver delivered. Thereafter payments will double to 60% of prevailing spot prices for each subsequent ounce of gold and silver delivered. Ongoing cash payments to Barrick are tied to prevailing spot prices rather than fixed in advance, maintaining exposure to higher gold and silver prices in the future.

Mining and Processing Information

The following table summarizes certain mining and processing information for the Pueblo Viejo mine (Barrick’s proportional share) for the period indicated:

	Year ended December 31, 2017[1]	Year ended December 31, 2016[1]
Tonnes mined (000s)	23,430	23,278
Tonnes of ore processed (000s)	4,791	4,527
Average grade processed (grams per tonne)	4.57	5.29
Ounces of gold produced (000s)	650	700

1	Barrick’s proportional share.

The most recent technical report on the Pueblo Viejo mine is the technical report entitled “Technical Report on the Pueblo Viejo Mine, Sanchez Ramirez Province, Dominican Republic” dated March 19, 2018 and authored by RPA. This technical report has been filed on SEDAR in accordance with National Instrument 43-101.

The Company has extensive operating experience in the Dominican Republic. Nevertheless, operating in emerging markets, such as the Dominican Republic, exposes the Company to risks and uncertainties that do not exist or are significantly less likely to occur in other jurisdictions such as the United States, Canada or Australia, such as the SLA negotiations described above. As an emerging market, additional risks and uncertainties are applicable to Barrick’s operations in the Dominican Republic. For additional details, see “– Foreign investments and operations”, “– Permits”, “– Inflation”, “– Joint ventures”, “– Security and human rights”, “ – Community relations and license to operate”, “– Government regulation and changes in legislation” and “U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws” in “Risk Factors”.

While all risks cannot be mitigated or eliminated, the Company manages and mitigates controllable risks at its Pueblo Viejo operation through the consistent application of a variety of corporate governance structures and processes that are materially the same as those applied at its other operations located in developed markets. For additional details, see “Narrative Description of the Business – Operations in Emerging Markets: Corporate Governance and Internal Controls”.

The map on the following page sets out the design and layout of the Pueblo Viejo mine.

Low Grade Stockpile
Cumba Pit
Monte Negro Pit
Medium Grade Stockpile
Arroyo Hondo
Moore Pit
ARD 3
Los Cacaos NAG Dump
Upper Mejita
San Juan Quarry
Los Quemados Quarry
Las Lagunas Quarry
ARD 1
HR7 PAG Dump
Rio Gurabo
Carretera Maimon-Cotui
Rio Maguaca
597 m
Presa de Hatillo
COTUI
MONSEÑOR NOUEL
SANCHEZ RAMIREZ
YAMASA
Santiago
San Francisco De Macoris
Pico Duarte 3,175 m
DOMINICAN REPUBLIC
San Pedro De Macoris
Santo Domingo
Barahona
Development Boundary
Fiscal Reserve
Excluded Areas
Stockpiles
Dumps/ARD
Ponds
Pits
Plants
Pueblo Viejo
0 1 2 3
Kilometers
BARRICK

Lagunas Norte Mine

General Information

Project Description

The Lagunas Norte mine is an open pit, heap leaching operation located in the Alto Chicama mining district, 90 kilometers east of the coastal city of Trujillo, Peru, and 175 kilometers north of Barrick’s Pierina mine (now in closure). The property is located on the western flank of the Peruvian Andes at an elevation of 4,000 to 4,260 meters above sea level. The mine has approximately 782 employees and 1,253 contractors.

In 2002, Barrick acquired the three primary mining concessions, named “Derechos Especiales del Estado No. 1, 2 and 3,” respectively, from Centromin Peru S.A. (“Centromin”) pursuant to an international bid process. In 2004, these three concessions were consolidated into a single mining concession called “Acumulación Alto Chicama” with an extension of 18,002 hectares, within which the existing open pit and process plant are located. Three additional mining concessions named “Los Angeles,” “Lagunas 15” and “Lagunas 16” were subsequently acquired directly by Barrick. The Alto Chicama mining property encompasses the above mentioned four mining concessions totaling 19,774 hectares. The mining rights have an expiry date if production is not commenced within certain timeframes. Additionally, to keep the mining rights in good standing, rights holders are required to pay annual land fees (currently $3.00 per hectare) and additional penalty payments during any period the properties are not in production. Currently, production activities are being carried out on the Acumulación Alto Chicama. On December 29, 2004, Barrick entered into a Legal Stability Agreement with the Peruvian Government. The Legal Stability Agreement provides increased certainty with respect to foreign exchange and the fiscal and administrative regime for 15 years. The 15-year period commenced January 1, 2006. In January 2015, Barrick made a limited election out of the tax stability provisions included in the Legal Stability Agreement in order to benefit from reduced income tax rates (see “– Royalties and Taxes” below). The property is accessible year round by road from both Trujillo and Huamachuco, Peru.

Sufficient surface rights have been obtained for current operations at the property.

History

The Alto Chicama region has been actively mined for coal since the 19th century, principally for domestic consumption. In 1990, Minero Peru S.A., the State mining company, constructed a camp to re-evaluate the previous coal operations. The Alto Chicama region hosts a low-grade anthracite coal deposit, but it was not developed due to the availability of cheaper sources of energy elsewhere.

Geology

Geological Setting

The regional geology of the Alto Chicama area is dominated by a thick sequence of Mesozoic marine clastic and carbonate sedimentary rocks and andesitic and dacitic volcanic rocks of the Tertiary Calipuy Group. The Mesozoic sequence is unconformably overlain by the Tertiary Calipuy volcanic rocks and cut by numerous small intrusive bodies. The Mesozoic sequence has been affected by at least one and probably two stages of compressive deformation during Andean orogenesis.

Mineralization

The Lagunas Norte mineralization occurs on the 185 square kilometer Alto Chicama property. The mineralization is of the high sulfidation type. It is disseminated and hosted in variably brecciated sedimentary rocks as well as in volcanic breccias and tuffs. Mineralization outcrops have been defined by drilling over an area of 1,000 meters long by 2,000 meters wide and up to 300 meters deep.

Mining Operations

Production and Mine Life

In 2017, mining activity at the Lagunas Norte mine was focused on Phases 10, 11, 12, 13 and 14. For 2018, Barrick expects mining activity to be concentrated in Phases 12, 13 and 14 (phases with a balanced content of “clean” ore and carbonaceous material and sulfur content).

Based on existing reserves and the current mine plan, production is expected to continue until 2026 with the processing of stockpiled material. Lagunas Norte produced 387 thousand ounces of gold in 2017.

Processing

The orebody is being mined as an open pit, truck-and-shovel operation, at an average mining rate of 90,025 tonnes per day. Ore is crushed and then transported via truck to the leach pad and run-of-mine ore is transported directly to the leach pad at an average rate of 48,971 tonnes per day.

Gold and silver recovered from the leached ore is smelted into doré on-site and shipped to an outside refinery for processing into bullion.

Lagunas Norte Mine Life Extension Project

Barrick is studying a sequenced approach to extending the life of the Lagunas Norte mine by first optimizing the recovery of carbonaceous oxide ore contained in existing stockpiles (“CMOP Project”), followed by potential extraction and processing of refractory ores (“PMR Project”), in each case subject to a feasibility study, detailed engineering completion, permitting and approval of investments.

The prefeasibility study for the CMOP Project and PMR Project contemplates an aggregate initial capital expenditure of approximately $640 million for the construction of a grinding and carbon-in-leach processing circuit that would treat remaining carbonaceous oxide material (the CMOP Project) and the construction of a flotation and autoclave processing circuit to treat refractory material (the PMR Project).

Barrick expects to complete detailed engineering on the CMOP Project in 2018 and 2019. If approved, construction and commissioning are expected to take place in 2019 and 2020, with initial production expected in 2021.

If the PMR Project is approved, detailed engineering and environmental permitting is expected to take place between 2021 and 2023, with construction and commissioning between 2024 and 2026, followed by initial production expected in 2027.

Infrastructure, Permitting and Compliance

Power is provided by a utility company through a 138 kilovolt line connected to the Trujillo Norte substation, located in the coastal city of Trujillo, approximately 90 kilometers from the mine. The east waste dump and leach pad facilities are contained within one valley, limiting potential environmental impacts. Water for process use is taken from two small lagoons pursuant to authorizations granted by the water authority. Lagunas Norte has a surface water and ground water monitoring system in order to identify and prevent potential adverse effects to such water resources.

All material permits and rights to conduct existing operations at the Lagunas Norte mine have been obtained and are in good standing.

Environment

The Lagunas Norte mine is located in a mountainous climate. Generally, the climate of the area does not impact the mine’s operations. Vegetation consists of small shrubs and grasses. The area experiences heavy rainfalls between October and April.

In February 2010, Barrick filed an amendment to the Environmental Impact Assessment (the “First EIA Amendment”) which proposed certain modifications to some of the mine facilities at the Lagunas Norte mine. The First EIA Amendment was approved by the environmental mining authority on August 6, 2010. Barrick completed construction and start-up of a carbon-in-column plant in 2013 and a new leach pad (Phase 5), secondary treatment plant and operational ponds in 2014. A new reverse osmosis water treatment plant was completed in 2014 and achieved start-up in February 2015. Construction of Phase 6 of the new leach pad commenced in 2015 and was completed in 2016.

On November 18, 2013, Barrick obtained approval from the environmental mining authority for an open pit expansion (Phase 8 open pit) and connection between the new and existing leach pads (Phase 8 leach pad) as well as for an increase in the height of the existing leach pad and the development of clay quarries and additional auxiliary mining infrastructure. In addition, on February 13, 2014, Barrick obtained approval from the environmental mining authority to increase Lagunas Norte’s mining fleet, modify the carbon-in-column plant and add storage capacity for mining equipment.

In November 2014, Barrick submitted to the environmental mining authority a second amendment to the EIA, which proposed modifications to the mining plan, an increase in open pit area and tonnage, modifications to the east waste dump and heap leach designs and additional ancillary facilities. This second amendment to the EIA was approved in July 2015.

In December 2015, the government modified the 2008 water quality standards in various respects, including to better align with international standards and provided a new implementation schedule. This plan was submitted to the authority during the first quarter of 2017.

On July 4, 2017, Barrick obtained environmental approval from the National Environmental Authority to develop the CMOP Project.

In 2017, all activities at the Lagunas Norte property were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

As at December 31, 2017, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $277 million (as described in Note 2U to the Consolidated Financial Statements).

For additional information regarding the Company’s environmental initiatives, see “Environment”.

Exploration and Drilling

During 2017, Lagunas Norte completed 10,538.15 meters of in-fill drilling in 62 holes with drill spacing of 50 meters. The objective of the 2017 in-fill drilling program was to improve the resource model at the mine and confirm the potential for additional mineralization below and surrounding the current open pit. In addition, as part of the PMR Project, six metallurgical drill holes were drilled to run metallurgical tests.

For 2018, Lagunas Norte expects to conduct a reserves and resources delineation program involving approximately 5,000 meters of drilling. The program is intended to further increase the reserves and resources of the minesite looking for in-pit oxides mineralization as priority to be potentially included in the short term mine plan (depending on its profitability). The planned infill drilling has a reduced drilling spacing of 25 meters to confirm the continuity of mineralization associated with the leachable gold in oxides mineralization. In addition, Lagunas Norte is also planning to develop drill test programs (initial exploration stage) looking for oxide mineralization (shallow drilling) in areas near the mine.

As of December 31, 2017, a total of 1,557 holes and 258,445 meters have been drilled at Lagunas Norte with approximately 47.766 meters of reverse circulation drilling and over 210,679 meters of diamond drilling. The drilling program at Lagunas Norte has been completed at an average of approximately 30 meter centers.

Royalties and Taxes

Under the terms of the agreement with Centromin, Barrick paid Centromin an advance contractual royalty of $2 million, which was credited against Centromin’s retained net smelter return royalty of 2.51% in 2005. In December 2006, Centromin transferred all of its rights and obligations (including the foregoing royalty) with respect to the mine to Activos Mineros S.A.C., a State mining company (“Activos”). In 2017, $12.6 million was paid to Activos under the terms of this royalty.

On October 20, 2011, Minera Barrick Misquichilca S.A. (“MBM”), Barrick’s subsidiary that operates Lagunas Norte, signed an agreement with the Peruvian Government under which it voluntarily committed to pay on a quarterly basis the Special Mining Contribution (“SMC”) approved by Law No. 29790 until the expiration of the Legal Stability Agreement. Beginning in January 2015, following its limited election out of the tax stability provisions in the Legal Stability Agreement, MBM ceased to contribute SMC and became subject to the Special Tax on Mining (“STM”) approved by Law No. 29789, which is assessed on a sliding scale ranging from 2.0% to 8.4% based on quarterly operating income margin. The SMC and STM paid for 2017 totaled $10.6 million.

In December 2013, the Peruvian government established two different contributions to be paid by mining companies to the regulatory agencies in charge of supervising mining, energy and environmental activities (OSINERGMIN and OEFA). The contributions are calculated on a monthly basis of mineral sales at rates of 0.16% for OSINERGMIN and 0.13% for OEFA. In 2017, $1.3 million was paid to OSINERGMIN and OEFA, collectively.

For the years 2015 and 2016, following the opt-out by MBM of the tax stability provisions in the Legal Stability Agreement, MBM was subject to a 28% income tax rate at the corporate level and a 6.8% income tax rate at the shareholder level. As a result of income tax rates approved in December 2016, MBM is now subject to a 29.5% income tax rate at the corporate level and a 5% income tax rate at the shareholder level. In addition to the tax changes, the Peruvian government introduced other measures benefiting mining tenure and permitting activities.

Financing

MBM has established a number of capital lease programs with certain financial institutions to partially finance the construction of certain assets at Lagunas Norte. As at December 31, 2017, the aggregate amount outstanding under these capital lease programs was $27.7 million. The average interest rate in 2017 for the capital leases was LIBOR plus 3%.

Mining and Processing Information

The following table summarizes certain mining and processing information for the Lagunas Norte mine for the periods indicated:

	Year ended December 31, 2017	Year ended December 31, 2016
Tonnes mined (000s)	32,859	40,847
Tonnes of ore processed (000s)	17,874	17,253
Average grade processed (grams per tonne)	1.05	1.12
Ounces of gold produced (000s)	387	435

The most recent technical report on the Lagunas Norte mine is the technical report entitled “Technical Report on the Lagunas Norte Mine, La Libertad Region, Peru” dated March 21, 2016 and authored by RPA. This technical report has been filed on SEDAR in accordance with National Instrument 43-101.

The Company has extensive operating experience in Peru. Nevertheless, operating in an emerging market such as Peru subjects the Company to risks and uncertainties that do not exist or are significantly less likely to occur in other jurisdictions such as the United States, Canada or Australia. For additional details, see “– Foreign investments and operations”, “– Permits”, “– Inflation”, “ – Joint ventures”, “– Security and human rights”, “ –Community relations and license to operate”, “– Government regulation and changes in legislation” and “U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws” in “Risk Factors”.

While all risks cannot be mitigated or eliminated, the Company manages and mitigates controllable risks at its Lagunas Norte operation through the consistent application of a variety of corporate governance structures and processes that are materially the same as those applied at its other operations located in developed markets. For additional details, see “Narrative Description of the Business – Operations in Emerging Markets: Corporate Governance and Internal Controls”.

The diagram on the following page sets out the design and layout of the Lagunas Norte mine.

Rio Negro 2 Quarry
CERRO YANAHUANGA
East Waste Dump
West Waste Dump
Open Pit
Current Leach Pad
New Leach Pad
4101
4217
4263
4209
4228
4259
4223
111
BARRICK
Chidayo
PERU
Leach Pad
Pit; Quarry
Waste
Fence
Lagunas Norte
0
0.5
1
1.5
Kilometers

Veladero Mine

General Information

Project Description

The Veladero mine is an open pit mine using heap leaching located in San Juan Province, Argentina. The mine is located immediately to the south of Barrick’s Pascua-Lama project and approximately 360 kilometers by road northwest of the city of San Juan at elevations of between 3,900 and 4,800 meters above sea level. The mine has approximately 1,470 employees and an average of 2,500 contractors between summer high season and winter low season, including short-term construction contractors.

The Veladero mine comprises the following mining properties: (i) the Veladero mining group, consisting of eight mining concessions owned by the Provincial Mining Exploration and Exploitation Institute (“IPEEM”) and operated by MAG pursuant to applicable provincial law and the Exploitation Contract between IPEEM and MAG (as amended) and (ii) the Filo Norte mining group, consisting of five mining concessions owned by MAG, which are: Ursulina Sur; Florencia 1; Gaby M; Río 2 and Río 3. The Veladero mining properties cover an area of approximately 14,447 hectares.

Pursuant to the Argentina Mining Code, mining concessions do not have an expiry date, however, to keep them in good standing, concession holders are required to pay certain annual fees and meet minimum capital investment requirements. As of December 31, 2017, the Veladero mine has complied with these requirements with respect to its current mining properties.

Barrick has an undivided 90% interest in “Campo Las Taguas,” which encompasses the surface property affected by Veladero’s mining facilities. With respect to the 10% interest of “Campo Las Taguas” owned by third parties, all necessary easements have been obtained for access over surface property. Certain other mine related facilities are located in Campo Colangui, which is also owned by Barrick. The Argenta pit is also located at the Campo Las Taguas. Access to the property is via a combination of public highways and an upgraded private gravel road.

Sufficient surface rights have been obtained for current operations at the property.

History

Following a competitive bidding process completed by IPEEM in 1994, Argentina Gold Corp. (“AGC”), a Canadian exploration company, was awarded exploration rights to Veladero. AGC then entered into a joint venture agreement with Lac Minerals Ltd. (“Lac Minerals”), which was acquired by Barrick a short time later. In 1995, AGC assigned its interest to MAG and from 1996 through 1998 the MAG/Barrick joint venture successfully explored Veladero. In early 1999, Homestake acquired AGC. The December 2001 merger of Homestake and Barrick resulted in Barrick gaining 100% indirect control of Veladero through MAG and Barrick Exploraciones Argentina S.A. Full construction of the Veladero mine commenced in the fourth quarter of 2003 and the first gold pour occurred in September 2005.

On June 30, 2017, Barrick completed the sale of a 50% indirect interest in the Veladero mine to Shandong. Shandong holds its 50% indirect interest in the Veladero mine through a subsidiary that holds a 2.1547% equity interest in MAG and a 50% equity interest in Argentina Gold (Bermuda) II Ltd. (“AGB II”). AGB II holds a 95.6906% equity interest in MAG. Two wholly-owned subsidiaries of Barrick hold the remaining 2.1547% equity interest in MAG, while another wholly-owned subsidiary of Barrick holds the remaining 50% equity interest in AGB II. Following completion of the sale, Barrick and Shandong jointly operate the Veladero mine pursuant to the terms of the Veladero Shareholders’ Agreement.

Under the terms of the Veladero Shareholders’ Agreement, the MAG management committee, as MAG’s governing body, is responsible for the management of the Veladero mine and implementing decisions of Barrick and Shandong with respect to governance, funding and other aspects of joint operations. The agreement provides that for so long as Barrick and Shandong each hold a 50% proportionate indirect interest in MAG, each will have the right to nominate an equal number of managers of the MAG management committee and an equal number of the directors of AGB II, with the majority of matters relating to the business and affairs of Veladero decided by a majority vote. To the extent not covered by available free cash flow generated from the Veladero mine, Barrick and Shandong are required to fund AGB II and MAG for their respective indirect proportionate interest of all expenditures required under approved programs and budgets, and a failure to so fund could result in the dilution of the defaulting party’s interest. The sale of an interest by either Barrick or Shandong in the Veladero mine is subject to restrictions including a preferential purchase right in favour of the non-selling party.

MAG rebranded in 2017 and is now doing business as Minera Andina del Sol.

Geology

Geological Setting

The Veladero deposit is situated at the north end of the El Indio Gold Belt, a 120 kilometer by 25 kilometer north-trending corridor of Permian to late Miocene volcanic and intrusive rocks.

Mineralization

The Veladero deposit is an oxidized, high sulfidation gold-silver deposit hosted by volcaniclastic sediments, tuffs, and volcanic breccias related to a Miocene diatreme-dome complex. Disseminated precious metals mineralization forms a broad, 3 kilometer long by 400 meter to 700 meter wide tabular blanket localized between the 4,000 and 4,350 meter elevations. The Veladero deposit comprises four orebodies: Cuatro Esquinas in the center, Filo Federico in the north, and Amable and Argenta in the south. Much of the Veladero deposit is covered by up to 170 meters of overburden. A variety of volcanic explosion breccias and tuffs are the principal host rocks at the Filo Federico orebody, where alteration consists of intense silicification. The Amable orebody was exhausted in 2013 and the Argenta orebody was exhausted in 2015.

Mining Operations

Production and Mine Life

The Veladero mine is an open pit truck-and-shovel operation. Production currently includes the mining of gold and silver from the Filo Federico pit. Stockpiled ore from the Argenta pit, where mining was completed in 2015, will be processed during the remaining life of the mine. Mining is currently scheduled to commence at the Cuatro Esquinas orebody in 2019, with initial gold production expected in 2022.

Based on existing reserves and production capacity, the expected mine life is approximately eight years, with mining and processing operations ending by 2024. MAG is investigating extending processing operations for an additional four years through 2028 via the continued leaching of stacked ore. Veladero produced 432 thousand ounces of gold in 2017 (Barrick’s 100% share from January 1 to June 30, 2017 and 50% share from July 1 to December 31, 2017).

Following completion of the sale of a 50% indirect interest in the Veladero mine to Shandong effective June 30, 2017, Barrick and Shandong are each entitled to 50% of all of the gold produced at the Veladero mine, based on their respective ownership interests in AGB II. Barrick is entitled to all silver produced at the Veladero mine until March 31, 2018 following which Barrick and Shandong are each entitled to 50% of the silver produced at the mine.

Processing

The Veladero mine has a valley-fill heap leach operation and two-stage crushing process. Recovered gold is smelted into doré on-site and shipped to an outside refinery for processing into bullion. Current crushing capacity at the Veladero mine is approximately 83,000 tonnes per operating day.

Infrastructure, Permitting and Compliance

Veladero self generates electric power using a diesel power plant (permanently-installed diesel-generator sets) with an aggregate 23.8 megawatt capacity, and a wind turbine that can generate up to 2 additional megawatts, depending on wind speed.

In December 2015, the new Argentinean government removed certain foreign exchange and import control restrictions. However, an import control regime remains in place and, while Barrick continues to experience delays in the importation of goods, supply times are slightly more predictable.

In December 2013, the Province of San Juan, Argentina adopted a new provincial law that creates a registry of approved local suppliers to be administered by the provincial mining ministry. In order to be designated as a “local supplier,” a company must be based and domiciled in the Province of San Juan, and must also hire 80% of its work force from the Province of San Juan. The law requires mining companies conducting exploration or exploitation activities in the Province, such as MAG, to allocate 75% of their annual purchases or contracts to such local suppliers. The registry of approved local suppliers is not yet operative. MAG is continuing to evaluate certain proposed amendments as well as a possible judicial or administrative challenge to this law and notes that while the law is in place, it is currently not enforced due to a lack of approved local suppliers on the registry.

In December 2016, an agreement was entered into between the Province of San Juan, the Mining Ministry of San Juan and local industry groups and unions to prioritize procurement of local services and man power. The successful implementation of this agreement could lead to the revocation of the law that led to the creation of the registry referred to above.

All material permits and rights to conduct existing operations at the Veladero mine have been obtained and are in good standing.

Environment

Vegetation at the minesite is sparse. The area is considered to have a sub-arid, sub-polar, mountain climate. During the winter months, extreme weather may create a challenging operating environment. Recognizing this issue, the potential impact of extreme weather conditions, to the extent possible, has been incorporated into the mine’s operating plan.

The Veladero mine received environmental impact study (“EIS”) approval in November 2003 from the Mining Authority of the San Juan Province. Under Argentine law, Veladero is required to update the EIS at least every two years. Updates to the study were approved in April 2007, March 2009, November 2010, April 2014 and December 2016.

On December 30, 2016, the Provincial mining authority approved the fifth EIS update, as amended, which as submitted by Barrick had included a request for approval of the expansion of the valley leach facility at Veladero (the “VLF”) by the building of Phases 6 to 9 of the VLF. Environmental approval for Phases 6 to 9 of the VLF expansion was confirmed on May 19, 2017 by the San Juan Mining Minister, however, the construction of these phases is subject to additional permitting, which MAG is in the process of obtaining.

MAG submitted a sixth EIS update on February 25, 2016, incorporating changes to the environmental monitoring program as well as details regarding the environmental impact of the 2015 cyanide release discussed in further detail below. MAG has also prepared a seventh EIS update covering the period from January 2014 to June 2017, and filed it on February 9, 2018.

Production at Veladero remains subject to restrictions that affect the amount of leach solution that can be applied to the leach pad. The fifth EIS update has maintained requirements previously imposed by the Provincial mining authority that set a level limit for the leach solution storage area, which affects the operation of the leach pad. This permit also restricts the addition of cyanide to the leaching process when the level limits of the storage area are exceeded. These restrictions are factored into Barrick’s 2018 operating guidance.

On September 13, 2015, a valve on a leach pad pipeline at Veladero failed, resulting in a release of cyanide-bearing process solution into a nearby waterway through a diversion channel gate that was open at the time of the incident. MAG notified regulatory authorities of the situation. Environmental monitoring was conducted by MAG and independent third parties following the incident. The Company believes this monitoring demonstrates that the incident posed no risk to human health at downstream communities. A temporary restriction on the addition of new cyanide to the mine’s processing circuit was lifted on September 24, 2015, and mine operations returned to normal. Monitoring and inspection of the minesite will continue in accordance with a court order.

On October 9, 2015, the Provincial mining authority initiated an administrative sanction process against MAG for alleged violations of the mining code relating to the valve failure and release of cyanide-bearing process solution. MAG submitted its response to these allegations in October 2015 and provided additional information in January 2016. On March 11, 2016, the Provincial mining authority announced its intention to impose an administrative fine against MAG in connection with the solution release. MAG was formally notified of this decision on March 15, 2016. On April 6, 2016, MAG sought reconsideration of certain aspects of the decision but did not challenge the amount of the administrative fine. On April 14, 2016, in accordance with local requirements, MAG paid the administrative fine of approximately $10 million (at the then-applicable Argentinean peso to U.S. dollar exchange rate) while the request for reconsideration was pending. On July 11, 2017, the San Juan government rejected MAG’s final administrative appeal of this decision. On September 5, 2017, Barrick commenced a legal action to continue challenging certain aspects of the decision before the San Juan courts. These proceedings are still pending. MAG has implemented a remedial action plan at Veladero in response to the incident as required by the Provincial mining authority. See “Legal Matters – Legal Proceedings – Veladero – September 2015 Release of Cyanide-Bearing Process Solution – San Juan Provincial Regulatory Sanction Proceeding”.

Also on March 11, 2016, a San Juan Provincial court laid criminal charges based on alleged negligence against nine current and former MAG employees in connection with the incident. The indictments of eight of the nine current and former MAG employees were confirmed on appeal by the San Juan Court of Appeals. These individuals have appealed the indictments to the San Juan Supreme Court. On September 15, 2017, the San Juan Provincial court proceeded to trial. The defendants filed a Motion to Dismiss, which was rejected on November 30, 2017 and appealed on December 4, 2017. No confirmation or date for the trial in the San Juan Provincial court has been established as of yet. MAG is not a party to the Provincial Action. See “Legal Matters – Legal Proceedings – Veladero – September 2015 Release of Cyanide-Bearing Process Solution – Criminal Matters”.

On September 8, 2016, ice rolling down the slope of the leach pad damaged a pipe carrying process solution, causing some material to leave the leach pad. This material, primarily crushed ore saturated with process solution, was contained on the minesite and returned to the leach pad. Extensive water monitoring in the area conducted by MAG has confirmed that the incident did not result in any environmental impacts. A temporary suspension of operations at the Veladero mine was ordered by the Provincial mining authority and a Provincial court on September 15, 2016 and September 22, 2016, respectively, as a result of this incident. On October 4, 2016, following, among other matters, the completion of certain urgent works required by the Provincial mining authority and a judicial inspection of the mine, the Provincial court lifted the suspension of operations and ordered that mining activities be resumed. See “Legal Matters – Legal Proceedings – Veladero – September 2016 Release of Crushed Ore Saturated with Process Solution – Temporary Suspension of Operations and Regulatory Infringement Proceeding”.

On December 15, 2016, MAG was served notice of a lawsuit by certain persons who claim to be living in Jachal, Argentina and to be affected by the Veladero mine and, in particular, the VLF. In the lawsuit, which was filed in the San Juan Provincial court, the plaintiffs have requested a court order that MAG cease leaching metals with cyanide solutions, mercury and other similar substances at the Veladero mine and replace that process with one that is free of hazardous substances, that MAG implement a closure and remediation plan for the VLF and surrounding areas, and create a committee to monitor this process. The lawsuit is proceeding as an ordinary civil action. MAG replied to the lawsuit on February 20, 2017. On March 31, 2017, the plaintiffs supplemented their original complaint to allege that the risk of environment damage had increased as a result of the March 28, 2017 release of gold-bearing process solution described below. See “Legal Matters – Legal Proceedings – Veladero Cyanide Leaching Process – Civil Action”.

On March 28, 2017, the monitoring system at Barrick’s Veladero mine detected a rupture of a pipe carrying gold-bearing process solution on the leach pad. This solution was contained within the operating site; no solution reached any diversion channels or watercourses. All affected soil was promptly excavated and placed on the leach pad. Barrick notified regulatory authorities of the situation, and San Juan provincial authorities inspected the site on March 29, 2017. On March 29, 2017, the San Juan Provincial mining authority issued a violation notice against MAG in connection with the incident and ordered a temporary restriction on the addition of new cyanide to the leach pad until corrective actions on the system were completed. The mining authority lifted the suspension on June 15, 2017, following the completion and inspection of corrective actions. On March 30, 2017, the San Juan Mining Minister ordered the commencement of a regulatory infringement proceeding against MAG as well as a comprehensive evaluation of the mine’s operations to be conducted by representatives of the Company and the San Juan provincial authorities. Barrick filed its defense to the regulatory infringement proceeding on April 5, 2017. On September 14, 2017, the San Juan Provincial mining authority consolidated this proceeding into a single administrative proceeding against MAG, encompassing both the September 8, 2016 incident described above and the March 28, 2017 incident. On December 27, 2017, MAG received notice of a resolution from the San Juan Provincial mining authority requiring payment of an administrative fine of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017) encompassing both the September 2016 incident and the March 2017 incident. On January 23, 2018, in accordance with local requirements, MAG paid the administrative fine and filed a request for reconsideration with the San Juan Provincial mining authority, which remains pending. See “Legal Matters – Legal Proceedings – Veladero – March 2017 Release of Gold-bearing Process Solution”.

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law banned new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjected ongoing mining activities to an environmental audit. If such audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of mining activity. In late January 2013, the Province of San Juan, where Barrick’s operations are located in Argentina, announced that it had completed the required environmental audit, which concluded that Veladero does not impact glaciers or peri-glaciers. On October 3, 2016, federal authorities published a partial national inventory of glaciers, which includes the area where the Veladero mine and Pascua-Lama project are located. The Company has analyzed the national inventory in the area where Veladero and Pascua-Lama are located and has concluded that this inventory is consistent with the provincial inventory that the Province of San Juan used in connection with its January 2013 environmental audit.

The constitutionality of the federal glacier law is the subject of a challenge before the National Supreme Court of Argentina, which has not yet ruled on the issue (for additional information about this matter, see “Legal Matters – Legal Proceedings – Argentine Glacier Legislation and Constitutional Litigation”). On October 27, 2014, the Company submitted its response to a motion by the federal government to dismiss the constitutional challenge to the federal glacier law on standing grounds. A decision on the motion is pending.

As at December 31, 2017, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period, was $56 million (as described in Note 2U to the Consolidated Financial Statements).

For additional information regarding Barrick’s environmental initiatives, see “Environment”.

Exploration and Drilling

During 2017, a total of 1,997 meters of reverse circulation drilling was completed in the Federico area in order to improve the reserves and resources model for the mine in 2018. The 2017 exploration plan included approximately 1,564 meters of diamond core drill holes in the Federico phases 3 and 4.

The 2018 exploration plan contemplates a total of 2,720 meters of reverse circulation drilling to further improve the mine’s reserves. For resources, the 2018 plan includes 2,268 meters of reverse circulation drilling and 432 meters of diamond drill holes and resource model. In addition, 1,750 meters in diamond drill holes will be completed in the Federico pit area site to explore a new target area. The Pecos – Brujas target that is located within the boundaries of the Veladero property contemplates a total 2,450 meters of diamond drill holes.

As at December 31, 2017, the Veladero drilling database was comprised of 1,331 drill holes totaling 340,977 meters and a total of 4,195 meters of channel samples from declines. Drill hole spacing within mineralized zones is approximately 60 meters.

Drill hole spacing varies across the deposit. In the central portions of the Amable and Filo Federico pits, average drill hole spacing is in the range of 35 meters to 40 meters, increasing outwards to 50 meters to 90 meters spacing, and increasing to approximately 100 meters to 120 meters spacing toward the peripheries of the orebodies.

Royalties and Taxes

Pursuant to federal legislation which implemented law 24.196 in May 1993, and provincial legislation adhering to the same, operating mines are required to pay to the Provincial government a royalty of up to 3% (“Boca Mina”) for minerals extracted from Argentinean soil. This Boca Mina is defined as the sales value of the extracted minerals less certain permitted expenses. In addition to the above-mentioned royalty, under the terms of the Exploitation Contract between Barrick and IPEEM, a 0.75% Boca Mina royalty is payable to IPEEM for the metals produced from the Veladero property, including from stockpiled ore from the Argenta deposit.

Finally, and only for the Argenta deposit, an additional royalty equivalent to 1.5% on sales calculated on estimated life-of-pit production, a gold price of $1,500 per ounce and a silver price of $35 per ounce was levied in the first quarter of 2012, payable to a Provincial development trust fund pursuant to the EIS. Although mining of Argenta Mineral Reserves is complete, there is still approximately 0.8Mt of Argenta ore in stockpiles containing 14,100 ounces of gold. A final adjustment to this royalty is to be made once all ounces are recovered.

In June 2011, the Provincial government and mining companies operating in San Juan Province, including MAG, signed a responsible mining agreement under which the mining companies agreed not to deduct certain expenses when calculating their 3% Provincial royalty. In October 2011, Barrick and IPEEM agreed to modify the calculation of the 0.75% royalty payable to the IPEEM under the Exploitation Contract using the same criteria, thus effectively changing the royalty calculation to 0.75% of gross sales of doré.

In 2002, as an emergency measure, Argentina adopted a 5% export duty on certain mineral products, including gold. At the time, the duty was described as “temporary”. Veladero’s export of gold doré was subject to this 5% export duty from the commencement of operations in 2005 until December 20, 2015, when the duty was repealed by the new Argentinean government.

In October 2011, the Argentinean government issued Decree 1722, which requires crude oil, natural gas, and mining companies to repatriate and convert all foreign currency revenues resulting from export transactions into Argentine pesos. A bank transaction tax of 0.6% will apply to the subsequent conversion of pesos to foreign currencies in transactions that would otherwise have been executed using offshore funds.

In September 2013, Argentina adopted a 10% tax on dividends paid by Argentinean entities to individuals and non-resident investors. The dividend tax was repealed on July 23, 2016. On December 29, 2017, Argentina adopted a 7% withholding tax on dividends for 2018 and 2019 with the rate going to 13% for 2020 and onwards. A grandfathering rule applies for dividends paid out of profits from 2017 and prior years whereby there is no withholding tax.

For details of Argentina tax reform measures enacted in 2017, see “Legal Matters – Government Controls and Regulations”.

Mining and Processing Information

The following table summarizes certain mining and processing information for the Veladero mine (Barrick’s proportional share) for the periods indicated:

	Year ended December 31, 2017[1]	Year ended December 31, 2016
Tonnes mined (000s)	48,376	62,227
Tonnes of ore processed (000s)	21,190	28,028
Average grade processed (grams per tonne)	1.02	0.82
Ounces of gold produced (000s)	432	544

1	On June 30, 2017, the Company divested 50% of its interest in the Veladero mine. For additional information regarding this matter, see “General Information – General Development of the Business”. Accordingly, 2017 mining and processing figures represent Barrick’s ownership of Veladero on a 100% basis from January 1 to June 30, 2017 and on a 50% basis from July 1, 2017 onwards.

The most recent technical report on the Veladero mine is the technical report entitled “Technical Report on the Veladero Mine, San Juan Province, Argentina” dated February 28, 2018 and authored by RPA. This technical report has been filed on SEDAR in accordance with National Instrument 43-101. The Company has extensive operating experience in Argentina. Nevertheless, operating in emerging markets, such as Argentina, exposes the Company to risks and uncertainties that do not exist or are significantly less likely to occur in other jurisdictions such as the United States, Canada or Australia, such as the imposition of the export duty and foreign currency controls described above.

Barrick’s operations in Argentina have historically been subject to particular exposure from inflationary risks and currency fluctuations. Under the administration of the former President of Argentina, the exchange rate between the Argentine peso and the U.S. dollar was fixed, despite a steadily depreciating value for the Argentine peso in global currency markets. As the Company is required to pay its in-country suppliers and employees in the local currency, it experienced a steady increase in operating costs as a result of the fixed exchange rate. In late 2015, the new administration of President Macri changed the exchange rate of the Argentine peso from fixed to floating, resulting in an initial devaluation of the Argentine peso by approximately 25%. This change resulted in lower operating costs in Argentina for the Company, which had a net positive effect on results from Veladero. However, further fluctuation in the exchange rate may have a negative impact on the Company’s operations in Argentina.

For additional details on the risks and uncertainties applicable to Barrick’s operations in Argentina, see “– Foreign investments and operations”, “– Permits”, “– Inflation”, “– Joint ventures”, “– Security and human rights”, “ – Community relations and license to operate”, “– Government regulation and changes in legislation” and “U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws” in “Risk Factors”.

While all risks cannot be mitigated or eliminated, the Company manages and mitigates controllable risks at its Veladero operation through the consistent application of a variety of corporate governance structures and processes that are materially the same as those applied at its other operations located in developed markets. For additional details, see “Narrative Description of the Business – Operations in Emerging Markets: Corporate Governance and Internal Controls”.

The diagram on the following page sets out the design and layout of the Veladero mine.

Waste Dump
Truck Shop
Federico Pit
Cuatro Esquinas
Amable Pit
Waste Dump
Process Plant
Heap Leach
Veladero Camp
Argenta Pit
Chile
Argentina
BARRICK
Pit
Leach
Facilities
Waste
Roads
Veladero
0
1
2
Kilometers

Turquoise Ridge Mine

General Information

Project Description

The Turquoise Ridge mine is located on Barrick’s Getchell property in Humboldt County, Nevada, approximately 40 kilometers northeast of the village of Golconda, Nevada, and approximately 70 kilometers northeast of the city of Winnemucca, at an elevation of approximately 1,600 meters. The mine has approximately 470 employees and 90 contractors. Barrick is the operator and 75% owner of the mine with Newmont owning the remaining 25%.

Current mining activity is focused on the Turquoise Ridge underground mine. As of December 31, 2017, the Turquoise Ridge property covers an area of 11,993 hectares, which consists of 8,212 hectares of unpatented mining and mill site claims and 3,781 hectares of patented/fee land. All mining claims are renewed on an annual basis. Turquoise Ridge is an underground gold mining operation with limited land disturbance that has been previously approved and permitted with governing state and federal agencies. The underground is accessed via two shafts that are 540 meters and 550 meters in depth. Primary conveyance and hoisting is via the second shaft while the first shaft provides emergency egress and ventilation.

Turquoise Ridge uses underhand drift-and-fill mining methods and ore is transported to Newmont’s Twin Creeks mill for processing under the new TMA with Newmont. The refractory gold ore is treated by pressure oxidation technology and gold is recovered using conventional carbon-in-leach technology. In January 2018, Barrick and Newmont reached a new, seven-year TMA for the processing of Turquoise Ridge ore at Newmont’s Twin Creeks facility. The TMA supports plans to expand production at Turquoise Ridge by increasing processing capacity. It provides for throughput of 850 thousand tons per year in 2018 and 2019, rising to 1.2 million tons per year between 2020 and 2024.

Sufficient surface rights have been obtained for current operations at the property.

History

Mining for copper, lead, and silver first began on the mine property in 1883. Tungsten was discovered in 1916 and mined sporadically until 1957. Gold was discovered in 1933 and Getchell Mine Inc. operated the property from 1934 to 1945, producing a total of 788,875 ounces of gold. From 1960 to 2009, there was sporadic production at the Getchell mine including underground mining, open pit mining and heap leaching of the dumps.

A deep drilling program began in 1993 in the Turquoise Ridge area. Planning and engineering for a new underground mine was completed in 1995. By mid-1998, a production shaft was completed at a depth of 1,820 feet below the surface. In February 2000, mining was suspended at the Getchell Main underground mine. Drilling continued on the Turquoise Ridge and North Zone deposits, but due to depressed gold prices the entire property was shut down in February 2002. Production resumed in February 2003.

In April 2003, Placer Dome announced the commencement of construction and the subsequent start-up of the Turquoise Ridge mine. In December 2003, a joint venture agreement was signed between Placer Dome and Newmont for the Turquoise Ridge mine whereby Newmont acquired a 25% interest in the joint venture in return for the contribution of certain pre-existing royalties and at-cost processing at the nearby Twin Creek’s Sage mill. In January 2006, Barrick acquired Placer Dome’s 75% interest in the joint venture as part of its acquisition of Placer Dome. Pursuant to the terms of the joint venture agreement, Barrick is the operator of the Turquoise Ridge mine.

Geology

Geological Setting

The Turquoise Ridge underground gold mine of northern central Nevada is situated within the Basin and Range province, near the northeast end of the Osgood Mountains. Rocks in the area consist of Cambrian to Ordovician carbonates, mudstones, and basalts of the Valmy, Comus and Preble Formations, Mississippian to Pennsylvanian Havallah Formation, Pennsylvanian to Permian Etchart limestone, Pennsylvanian to Permian Farrel Canyon Formation and Cretaceous granodiorite of the Osgood Stock and related dikes. The mine occupies the hanging wall of the Getchell fault, which is a major, moderately east-dipping range front structure bounding the east side of the Osgood Mountains.

Mineralization

At the Turquoise Ridge property, the major Carlin-type gold deposits – Footwall Getchell Fault, Getchell open-pit and the Hanging wall Getchell fault – are primarily hosted in the Comus Formation of the Ordovician age. The gold mineralization in the Footwall of the Getchell is controlled by favourable stratigraphy, structural complexities of fault intersections and along the margins of igneous dikes. The 2.2 km long, 0.4 km wide and 0.2 km deep Getchell Open-pit was excavated from the surface principally along and down the mineralized NWN-SES striking, NE dipping, Getchell fault zone.

Currently, underground mining is focused on the gold mineralization hosted in the laminated to thin bedded silty limestone sedimentary units in the Hanging wall of the Getchell Fault. The mineralization, much like the Footwall mineralization, is controlled by favourable stratigraphy, complex faulting geometries, adjacent to igneous dikes, and broad ponding beneath a thick basalt flow in the sediment package. The underground mineralized zone in the hanging wall starts about 0.4 km beneath the surface and extends northward from the shafts for 1.8 km and continues to more than a depth of 1.0 km below surface.

Mining Operations

Production and Mine Life

The Turquoise Ridge mine is a shaft access, mechanized mine with an extensive system of ramps connecting the north and south zones of the mine to the shafts. Planning and surface preparations for construction of the third shaft are underway and is included in the current life of mine plan. The third shaft will provide additional ventilation and will allow Turquoise Ridge to increase mining rates.

The primary mining method used at the Turquoise Ridge mine is underhand drift-and-fill.

Based on existing reserves and production capacity, the expected remaining mine life at Turquoise Ridge extends to 2038. Turquoise Ridge produced 211 thousand ounces of gold in 2017 (Barrick’s 75% share).

Turquoise Ridge Third Shaft

In August 2017, Turquoise Ridge began surface preparations for the third shaft project, which will provide a new production shaft located closer to the current mining areas. Surface earthworks preparation, long lead procurement, final engineering and electrical infrastructure installation comprise the majority of the works underway. The project was approved in January 2018. Permitting for the project has been completed and a shaft sinking contractor has been selected.

The shaft will be sunk conventionally to approximately 1,000 meters of total depth and will have the ability to load skips at two elevations. The final shaft configuration will contain one service cage for personnel and materials serviced by a double drum hoist, two skip compartments serviced by a double drum hoist and one Mary-Ann compartment serviced by a single drum hoist. In addition to servicing the mine’s production needs, the shaft will provide power supply, utilities to support mining efforts and new change/office facilities.

Through the development of a third shaft, the mine has the potential to increase output to an average of 500 thousand ounces per year (100% basis) from existing reserves at an average cost of sales of around $720 per ounce and average all-in sustaining costs of roughly $630 per ounce. The project would require total capital expenditures of approximately $300 to $325 million (100% basis) for underground development and shaft construction. Surface preparation activities will continue through Q2 of 2019, with shaft sinking activities commencing immediately after. Initial production is expected to begin in 2022, and sustained production is expected to begin in 2023.

Processing

Turquoise Ridge ore has been processed at Newmont’s Twin Creeks operation since establishing a joint venture agreement between the previous owner of Turquoise Ridge (now a wholly owned subsidiary of Barrick) and Newmont on January 1, 2004. Initially, ore was sold by Turquoise Ridge to Newmont and subsequently processed at Twin Creeks; however, this was changed to a toll milling agreement on July 1, 2006. In January 2018, Barrick and Newmont signed the new, seven-year TMA for the processing of Turquoise Ridge ore at Newmont’s Twin Creeks mill. The TMA supports plans to expand production at Turquoise Ridge by increasing processing capacity. It provides for throughput of 850,000 tons per year in 2018 and 2019, rising to 1.2 million tons per year between 2020 and 2024.

Infrastructure, Permitting and Compliance

The Turquoise Ridge mine’s power requirements are purchased outside the local provider system under open access provisions whereby power is purchased on the open market or from the Western 102 plant (which is owned and operated by Barrick), whichever is cheaper. Power requirements in 2017 were 8.5 MW.

Mine water is diverted to sumps and then to main pumping stations for settling and pumping to the surface. Water is recycled for reuse in the mine and excess water is treated in the water treatment plant before discharge to infiltration ponds. When water is non-compliant, it is diverted to the Turquoise Ridge impoundment and eliminated by evaporation in the summer months.

All material permits and rights to conduct existing operations at the Turquoise Ridge mine have been obtained and are in good standing.

Environment

The climate is semi-arid and has little impact on mine operations. Vegetation is dominated by low dense shrubs and sage bush mixed with sparse native grasses and low flowering plants.

In 2017, all activities at the Turquoise Ridge mine were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

As at December 31, 2017, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $20.3 million (as described in Note 2U to the Consolidated Financial Statements). In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities.

For additional information regarding Barrick’s environmental initiatives, see “Environment”.

Exploration and Drilling

Three mine exploration programs were drilled in 2017. A total of 7,940 meters of diamond core, in 17 holes, were drilled from underground and surface exploration drilling programs.

The North East Turquoise Ridge Corridor program, which was drilled on the eastern side of the underground resource, targeted mineralization extending northeast out on the Turquoise Ridge Corridor fault structures. The North East Turquoise Ridge Corridor program followed up on successes of the Lower Main Bullion Decline program that targeted the proximal portions of TR Corridor fault structures in 2016.

A second underground program drilled conceptual targets at the intersections of high-angle north-east striking faults and the low-angle Getchell Fault.

The third program targeted down-dip mineralization of the Footwall Pond. Two 1,700-meter holes were drilled from surface and discovered mineralization below the North Pillow basalt, about 350 meters from the existing infrastructure. Two wedge holes followed up this intercept in late 2017.

In 2018, one program will continue to develop potential new resources from the existing surface drill pad to follow up on 2017 exploration successes. Another mining exploration program will be infilling significant intercepts from a new Exploration drift at the bottom of the mine. Three other programs will be undertaken to explore upgrading existing resources along the Getchell Fault both from the surface and underground.

In all, a total of approximately 32,400 meters of exploration and delineation drilling is planned at Turquoise Ridge in 2018.

Royalties and Taxes

There are no royalties associated with the Turquoise Ridge mine. The State of Nevada imposes a 5% net proceeds tax on the value of all minerals severed in the State. This tax is calculated and paid based on a prescribed net income formula which is different from book income.

Mining and Processing Information

The following table summarizes certain mining and processing information for the Turquoise Ridge mine (Barrick’s 75% share) for the period indicated:

	Year ended December 31, 2017[1]	Year ended December 31, 2016[1]
Tonnes mined (000s)	643	598
Tonnes of ore processed (000s)[2]	472	523
Average grade processed (grams per tonne)[2]	15.01	17.04
Ounces of gold produced (000s)	211	266

1	Barrick’s proportional share.
2	Ore is processed off-site at Newmont’s Twin Creeks mill pursuant to the TMA.

The most recent technical report on the Turquoise Ridge mine is the technical report entitled “Technical Report on the Turquoise Ridge Mine, State of Nevada, U.S.A.” dated March 19, 2018 and authored by RPA. This technical report has been filed on SEDAR in accordance with National Instrument 43-101.

The map on the following page sets out the design and layout of the Turquoise Ridge mine.

Limestone Quarry
Main Tailings Impoundment
Turquoise Ridge Pit
Valmy Pit
Getchell Pits
#3 Shaft
#1 Shaft
#2 Shaft
Basalt Backfill
Rocky Canyon
Hansen Creek Pits
Summer Camp Creek
Summer Camp Pit
Julian Creek
5866 ft
GREAT BASIN
NEVADA
Carson City
Plan of Operations Boundary
Roads
Pits
Leach
Ponds
Tailings
Waste
Turquoise Ridge
0
1
2
Kilometers
BARRICK

EXPLORATION AND EVALUATIONS

Barrick has historically grown its reserve base through a combination of discovery and acquisitions involving an exploration strategy that includes district development programs, which focus on exploration in and around its operating properties, as well as early-stage exploration programs. The Company’s strategy is to maintain a mix of projects at different stages in the exploration and development sequence. In 2017, Barrick spent a total of $195 million on its exploration and evaluation activities (2016: $154 million), comprised of $151 million of exploration expenditures ($129 million expensed; $22 million capitalized) and $44 million of expensed evaluation expenditures. Of the total $151 million spent on exploration in 2017, approximately $72 million was spent in North America, approximately $41 million was spent in South America, approximately $13 million was spent in Australia Pacific and approximately $25 million was spent by Acacia.

Barrick’s exploration strategy focuses on: finding new discoveries; replacing and adding reserves and resources at Barrick’s existing operations and development projects; and identifying and delivering exploration upside following acquisitions. Exploration is directed from Barrick’s head office in Toronto and is conducted through its regional exploration offices and sites around the world. Barrick’s exploration success can be largely attributed to the fact that Barrick has extensive land positions on many of the world’s most prospective mineral districts and a structured and disciplined approach to exploration which provides a framework for how regions and projects are selected, how they are resourced and managed, and how exploration activities are performed. The Company has maintained a strong commitment to exploration by recognizing the value to the Company through exploration and evaluations success. Highlights of the Company’s greenfield exploration program for 2018 include the Fourmile target, adjacent to its Goldrush discovery in Nevada, and the Frontera District on the border of Argentina and Chile.

Barrick’s partnerships are thoughtful and strategic in nature. The Company has completed six new partnerships in the Americas in 2017. For Barrick’s exploration partnerships there are two primary objectives. The first is to augment Barrick’s operating presence in core regions. The second is to focus on emerging new district plays that have the potential to yield multiple new economic discoveries. Barrick seeks out partners with talent, credibility, integrity, proven track records and a strong commitment to communities and the environment. In addition, Barrick and Shandong have formed a working group to explore the joint development of the Pascua-Lama deposit, and will evaluate additional investment opportunities on the highly prospective El Indio gold belt on the border of Argentina and Chile.

In 2018, Barrick expects to incur approximately $185 to $225 million of exploration and evaluation expenditures. Approximately 80% of the Company’s total exploration budget is allocated to the Americas. Barrick’s exploration programs strike a balance between high-quality brownfield projects, greenfield exploration, and emerging discoveries that have the potential to become profitable mines. Barrick continues to take advantage of existing infrastructure and advance key growth projects such as Goldrush (discussed in further detail below) and Cortez Hills Deep South (see “Material Properties – Cortez Property”). These expenditures are expected to provide a near-term return on investment by adding to and/or upgrading Barrick’s reserve and resource base, and in some cases may positively impact production and mine life.

In 2018, Barrick expects to incur approximately $140 to $180 million of project expenses compared to $181 million in 2017. Project expenses for 2018 include the Pascua-Lama study to evaluate and permit the development of an underground mine at Pascua-Lama, accessed from the Argentinean side of the project, and ongoing site costs which include the cost of care and maintenance associated with water management and monitoring activities and other holding costs. 2018 project expenses also include the re-scoping study of the Donlin Gold project, costs associated with regional digital projects and additional costs for the Norte Abierto project (formerly the Cerro Casale project). Barrick’s key projects, which are at various stages of development, are described below.

Goldrush

Barrick has completed a feasibility study at Goldrush, which is located six kilometers southeast of the Cortez Hills mine and 24 kilometers southeast of the Pipeline mine on 100% Barrick-owned property in Nevada. The study contemplates an estimated initial capital investment of approximately $1 billion to access approximately 1.5 million ounces of gold classified as proven and probable reserves and 9.4 million ounces of gold classified as measured and indicated resources as of year-end 2017. For further information, see “Narrative Description of the Business – Mineral Reserves and Mineral Resources”.

Average annual production for the first full five years of operation is expected to be approximately 500,000 ounces of gold. Goldrush is expected to have a mine life of 21 years, with first production as early as 2021, and sustained production in 2023. The feasibility study anticipates a cost of sales of $750 per ounce, and average all-in sustaining costs of $640 per ounce. Barrick has identified opportunities to further reduce operating costs while advancing the feasibility study. “All-in sustaining costs” is a non-GAAP financial performance measure. For an explanation of all-in sustaining costs per ounce refer to “Non-GAAP Financial Measures – All-in sustaining costs per ounce, All-in costs per ounce, Cash costs per ounce, All-in sustaining costs per pound and C1 cash costs per pound” at pages 150 to 164 of this Annual Information Form.

During 2016, Barrick obtained the necessary permits for the construction of twin exploration declines. This will enable further drilling of the ore body in support of the feasibility study, including the conversion of measured and indicated resources to proven and probable reserves. The twin decline portal access site has been cleared and work on the portal pad started in the second quarter of 2017 and will be complete in the first quarter of 2018, which will provide access to the orebody at depth to enable further exploration drilling. These exploration declines can be converted into production declines in the future.

The Goldrush deposit remains open in a number of directions. In addition, Barrick continues to drill at the highly prospective Fourmile target, just north of the Goldrush discovery.

Alturas

In April 2015, Barrick announced a new gold discovery known as Alturas, located in the Andean region of Chile approximately 30 kilometers south of the former El Indio mine. Alturas is part of a large mineralized system which extends well beyond the limits of the current drilling area. At year-end 2017, Barrick reported an inferred resource of 6.8 million ounces of gold at Alturas. For further information, see “Narrative Description of the Business – Mineral Reserves and Mineral Resources”. In 2017, Barrick completed a scoping-level study for a conventional open pit heap leach operation at Alturas, which fell just short of the Company’s hurdle rate. In support of project optimization efforts, the Company’s drilling programs in 2018 will focus on increasing the grade, defining additional shallow mineralization and increasing the potential mine resource tonnage of Alturas. This deposit is geologically similar to the nearby Veladero mine in Argentina.

Pascua-Lama

Pascua-Lama is located on the border of Chile and Argentina, in the Frontera district at an elevation of 3,800 to 5,200 meters, approximately 10 kilometers from Barrick’s Veladero mine. The Chilean part of the deposit, which is at an elevation of approximately 4,300 to 5,250 meters above sea level, was acquired by Barrick through its acquisition of Lac Minerals in 1994. With respect to the portion of the project located in Argentina, Barrick acquired certain of the mining concessions that form part of the project in 1995 and the remaining project mining concessions were acquired from Minera S.A. in 1997. The Pascua-Lama project has cross-border mining operations that are granted by a mining treaty between Chile and Argentina. The initial Pascua-Lama project was designed as a large-scale open pit operation centered at an elevation of 4,800 meters with processing facilities having an initial designed throughput capacity of 45,000 tonnes per day.

Construction on the Pascua-Lama project began in October 2009. During the fourth quarter of 2013, Barrick announced the temporary suspension of construction, except for those activities required for environmental and regulatory compliance. The Company had previously suspended construction activities on the Chilean side of the project, except for those activities deemed necessary for environmental protection, during the second quarter of 2013 as a result of the issuance of a preliminary injunction. The suspension of construction in Chile and Argentina postponed and reduced near-term cash outlays, allowing Barrick to proceed with development at the appropriate time. The ramp-down was completed on schedule and budget in mid-2014. In late 2015, the Pascua-Lama project began implementing a temporary suspension plan as submitted to the mining authorities in Chile and Argentina. On March 13, 2017, the Chilean Supreme Court vacated the temporary suspension plan, ruling that additional information from Chile’s environmental regulator was required, and ordering the Chilean mining authority to issue a new resolution on the plan after receiving such information (see “Legal Matters – Legal Proceedings – Pascua-Lama – Constitutional Protection Action” for more information about this matter). In January 2018, Barrick received a revised resolution from the SMA ordering the closure of existing infrastructure on the Chilean side of the Pascua-Lama project.

The Company is evaluating an underground block-caving operation at Pascua-Lama with an initial processing capacity of 13,000 to 15,000 tonnes per day, with the potential to expand to 30,000 tonnes per day in the future. The project would utilize the existing process plant and tailings facility on the Argentinean side of the border, construction of which is already well-advanced. A switch to underground mining addresses a number of community concerns by significantly reducing the overall environmental footprint of the project, as compared to an open pit operation.

In November 2017, Barrick initiated a targeted drill program to improve ore body knowledge on the Argentinean side of the deposit, where further data was required to validate underground development plans and metallurgy. As of March 19, 2018, all twelve holes have been completed. Preparations for permitting an underground operation are underway in Argentina and Chile, including closure of existing surface facilities in Chile.

In light of the SMA order to close surface facilities in Chile (see “Narrative Description of the Business – Reportable Operating Segments – Pascua-Lama Project” and Legal Matters – Legal Proceedings – Pascua-Lama – SMA Regulatory Sanctions”) and current plans to evaluate an underground mine, Barrick has reclassified Pascua-Lama’s proven and probable gold reserves of approximately 14 million ounces, which were based on an open pit mine plan, as measured and indicated resources.

At present, the Pascua-Lama project does not meet Barrick’s investment criteria. The Company’s intention is to seek a partner for the development of the project. Barrick and Shandong have formed a working group to explore the possible joint development of the Pascua-Lama deposit, and will evaluate additional investment opportunities on the highly prospective El Indio gold belt on the border of Argentina and Chile.

For more information about these matters, see the following sections of “Legal Matters – Legal Proceedings”, “– Pascua-Lama – SMA Regulatory Sanctions”, “– Pascua-Lama – Constitutional

Protection Action” and “– Pascua-Lama – Water Quality Review”. Certain additional permits and authorizations will be required for the construction, operation and/or closure of project facilities at Pascua-Lama in both countries.

In 2009, Barrick entered into the Silver Purchase Agreement with Wheaton Precious Metals International Ltd. (“Wheaton Precious Metals”), a wholly owned subsidiary of Wheaton Precious Metals Corp., whereby Barrick sold the equivalent of 25% of the life of mine Pascua-Lama silver production from the later of January 1, 2014 or completion of project construction, and 100% of silver production from the Lagunas Norte, Pierina and Veladero mines until that time. Barrick initiated the closure of the Pierina mine in August 2013 and does not anticipate significant silver production from that mine in future years. Under the agreement, the Company was entitled to an upfront cash payment of $625 million payable over three years from the date of the agreement, as well as ongoing payments in cash of the lesser of $3.90 (subject to an annual inflation adjustment of 1% starting three years after project completion at Pascua-Lama) and the prevailing market price for each ounce of silver delivered under the agreement. Barrick received the final cash installment payment of $137.5 million in 2012. Barrick had provided Wheaton Precious Metals with a completion guarantee, requiring the Company to complete Pascua-Lama to at least 75% design capacity by December 31, 2015. In 2014, Wheaton Precious Metals agreed to extend the completion date for Pascua-Lama to June 30, 2020 and will continue to receive silver production from the Lagunas Norte, Pierina (now in closure) and Veladero mines until March 31, 2018. If the requirements of the completion guarantee have not been satisfied by June 30, 2020, the agreement may be terminated by Wheaton Precious Metals, in which case Wheaton Precious Metals will be entitled to the return of the upfront cash consideration paid less a credit for silver delivered up to the date of that event. As at December 31, 2017, the remaining cash obligation was $262 million.

As of December 31, 2017, the Pascua-Lama project received $484 million in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement, this amount plus $313 million of interest must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on December 31, 2026. The terms of the current VAT arrangement in Chile are applicable to either an open pit or an underground mine design. No amounts have been recorded for any potential liability related to VAT refunds in Chile. As of December 31, 2017, the Pascua-Lama project recorded $221 million in VAT recoverable in Argentina relating to the development of the Argentine side of the project. These amounts may not be recoverable if the project does not enter into production and are subject to devaluation risk as the amounts are recoverable in Argentine pesos.

As a result of the reclassification of approximately 14 million ounces of proven and probable reserves to measured and indicated resources as described above, Pascua-Lama had no proven and probable gold reserves as of year-end 2017 and measured and indicated gold resources of 21.3 million ounces. For further information, see “Narrative Description of the Business – Mineral Reserves and Mineral Resources”.

Donlin Gold

Donlin Gold contains large, long life mineral resources in a stable jurisdiction, has significant leverage to the price of gold, and therefore represents a valuable long-term opportunity for the Company.

The Donlin Gold project is a large, predominantly refractory gold deposit located in Southwestern Alaska. In December 2007, Barrick entered into an agreement with NOVAGOLD Resources Inc. to form Donlin Gold LLC. a jointly owned limited liability company on a 50/50 basis, to advance the project. In 2012, the National Environmental Policy Act permitting process commenced, with the U.S. Army Corps of Engineers (“USACE”) as the lead agency. Current activities, by which Barrick maintains and enhances the option value of this project at a modest cost, are focused on permitting, community outreach and workforce development. Donlin Gold has a life of mine mineral lease with the Calista Corporation, an Alaska Native regional corporation, and a life of mine surface use agreement with The Kuskokwim Corporation, an Alaska village corporation, for the project . In 2015, Donlin Gold continued to advance key permits for the project, and in November 2015, USACE released a Draft Environmental Impact Statement (“DEIS”) for public review and comment. The comment period for the DEIS ended in May 2016. The Company expects the final EIS to be published by USACE in early 2018, with a Record of Decision expected in the second half of the year. State of Alaska permitting is proceeding in parallel with the federal process. As the Donlin Gold project continues to advance through the permitting process, Barrick is also working with its partner on strategies to further optimize the project. This includes evaluating alternative development scenarios with the potential to lower capital intensity, as well as incorporating innovation, automation, and other opportunities to improve overall economics. This will provide the Company with the option to make construction decisions in the future should investment conditions warrant. In support of this, a drilling program of 7,040 meters was completed in 2017 to strengthen understanding of target mineralized zones.

At year-end 2017, Donlin Gold, on a 50% basis, had approximately 19.5 million ounces of measured and indicated gold resources. For further information, see “Narrative Description of the Business – Mineral Reserves and Mineral Resources”.

Norte Abierto (formerly Cerro Casale)

The Norte Abierto project (formerly known as the Cerro Casale project) contains large, long life mineral resources in a stable jurisdiction, has significant leverage to the price of gold, and therefore represents a valuable long-term opportunity for the Company.

Acquired in connection with Barrick’s acquisition of Arizona Star in 2007, the Cerro Casale deposit is a large, undeveloped gold and copper deposit located in the Maricunga district of Region III in Chile, 145 km southeast of Copiapo. On June 9, 2017, Barrick completed a transaction with Goldcorp to form a new partnership at Cerro Casale. Pursuant to the transaction, Goldcorp acquired a 25% interest in Cerro Casale from Barrick. The transaction, coupled with the concurrent purchase by Goldcorp of Kinross’s 25% interest in Cerro Casale, resulted in Barrick and Goldcorp each holding a 50% interest in the joint operations.

As consideration for the 25 percent interest acquired from Barrick, Goldcorp is required to fund Barrick’s first $260 million of expenditures on the project and must spend an equivalent amount on its own behalf for a total project investment commitment of $520 million. Under the agreement, Goldcorp must spend a minimum of $60 million in the two-year period following closing of the transaction, and then $80 million in each successive two-year period. The outstanding funding commitment accrues interest at an annual rate of 4.75%. In the event that Goldcorp does not spend the minimum amount, 50% of any shortfall will be paid directly to Barrick in cash.

In addition, in connection with the transaction, Goldcorp was also required to fund Norte Abierto’s acquisition of a 100% interest in the adjacent Quebrada Seca property from Kinross upon closing. Upon a construction decision, Goldcorp is required to pay Barrick $40 million in cash and Barrick will receive a 1.25% royalty on 25% of the gross revenues derived from metal production from both Cerro Casale and Quebrada Seca.

In connection with the transaction, Goldcorp also acquired Exeter Resource Corporation, whose sole asset is the Caspiche project, located 10 kilometers north of Cerro Casale. The Caspiche project was contributed to the joint venture and 50% of the acquisition costs incurred by Goldcorp was deducted from the $260 million expenditure commitment described above. Moving forward, the joint venture will be referred to as Norte Abierto, which includes the Cerro Casale, Caspiche and Luciano deposits.

Approval of the environmental impact assessment for Cerro Casale was received in January 2013 from the Servicio de Evaluación Ambiental, the environmental authority of northern Chile (for additional information regarding the project’s environmental permits, see “Legal Matters – Legal Proceedings – Cerro Casale”). Barrick and Goldcorp are evaluating ways in which the Norte Abierto deposits can be profitably developed by the joint venture. Among other things, the joint venture has initiated an exploration program on these deposits which includes validating the models of these two geological deposits, an initial 16,000 meter diamond drill program that was commenced in late 2017 to increase geological confidence of both deposits, and data evaluation of four satellite targets which demonstrate exploration potential. Work in 2018 will include trade-off and engineering studies on power, water, mining methods and metallurgy, as well as ongoing stakeholder engagement and environmental baseline monitoring.

The Cerro Casale deposit, on a 50% basis, had approximately 11.6 million ounces of proven and probable gold reserves and 2,890 million pounds of contained copper within reported gold reserves, as well as approximately 1.7 million ounces of measured and indicated resources, as at year-end 2017. The Caspiche deposit, on a 50% basis, had approximately 11.6 million ounces of measured and indicated resources as at year-end 2017. For further information, see “Narrative Description of the Business – Mineral Reserves and Mineral Resources”.

ENVIRONMENT

The Company’s mining, exploration and development activities are subject to various levels of federal, provincial or state, and local laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties (see “Legal Matters – Government Controls and Regulations”). Barrick’s investment in environmental management systems is aimed at eliminating or mitigating environmental risks as they are identified. The governance aspects of Barrick’s systems are designed to inform management early enough to respond to risks as they arise.

Barrick has a policy of conducting periodic environmental and closure reviews of its business activities, on a regular and scheduled basis in order to evaluate compliance with: applicable laws and regulations; permit and license requirements; company policies and management standards including guidelines and procedures; and adopted codes of practice. The Corporate Responsibility Committee of Barrick’s Board of Directors reviews the Company’s environmental policies and programs and oversees Barrick’s environmental performance. In addition, all Barrick facilities have staff and systems in place to manage Barrick’s regulatory and permit obligations.

Barrick’s policies and standards conform to international and industry standards. Ten of Barrick’s operating mines are currently certified under the ISO 14001 standard for environmental management. Barrick has adopted an environmental policy that mandates full compliance with site obligations and provides for a culture of continual improvement. Barrick has also adopted specific performance standards applicable to its Environmental Management System, Environmental Incident Reporting and Investigation, Biodiversity, Water Conservation, Mine Closure, and Tailings and Heap Leach Management. These performance standards are continually reviewed and revised to reflect experience and best industry practices.

As of March 19, 2018, over half of Barrick-operated mines were zero discharge sites where most water is recycled or re-used, thereby reducing Barrick’s draw on local water supplies. Because of the strategic importance of water management to Barrick’s operations, in 2016, the Company created the new position of Vice-President of Water Management to focus on improving sites’ understanding of their water-related risks and opportunities. In 2017, Barrick was recognized as a leader in disclosure of water-related information by the CDP Water Disclosure program.

Each year, Barrick issues a Responsibility Report that outlines its environmental, health and safety and social responsibility performance for the year. Barrick is deliberately working towards improving transparency into its environmental stewardship activities. For example, in 2016, the Pascua-Lama project became the first Barrick operation to provide water quality monitoring results directly to the public through an online website. Through 2018, Barrick will continue to develop systems and tools that will provide additional transparency into its operations.

Climate change, including shifts in temperature and precipitation and more frequent severe weather events, will affect the mining industry in a range of possible ways. Volatile climatic conditions can affect the stability and effectiveness of infrastructure and equipment; potentially impact environmental protection and site closure practices; lead to changes in the regulatory environment, including increased financial exposure to carbon tax regimes; and potentially impact the stability and cost of water and energy supplies. Barrick therefore views climate change as a Company, community and global concern. In 2017, Barrick developed a climate change strategy aligned with its overall business strategy to grow free cash flow per share through safe and responsible mining.

Barrick’s climate change strategy has three pillars: understand and mitigate the risks associated with climate change; reduce the Company’s impact on climate change; and improve the Company’s disclosure on climate change.

In 2017, Barrick performed a climate change risk assessment, using Barrick’s standard risk management framework. Barrick assessed risks and opportunities across both potential transition (e.g., regulatory, policy, reputational) and physical (e.g., extreme climate events) aspects of climate change. Barrick has identified three salient climate-related risks and opportunities for its business: an increase in extended duration extreme precipitation events; an increase in climate change regulations to limit greenhouse gas (“GHG”) emissions; and increased global investment in innovation and low carbon technologies. The assessment also included a review of the current mitigation and controls associated with each risk and identified areas which may need further strengthening to reduce risk.

The Company also analyzed its current and forecasted GHG emissions to develop an ambitious but realistic goal to reduce Barrick’s GHG emissions. Mining is an energy-intensive business, and the Company understands the important link between energy use and GHG emissions. By effectively managing energy use, Barrick can reduce its draw from local energy grids, reduce its GHG emissions, achieve more efficient production and save direct mining costs. Barrick has set a goal to keep its current GHG emissions flat in the short term and is targeting a 30% reduction in GHG emissions by 2030, from a 2016 baseline of 3.5MT carbon dioxide equivalent emitted.

In 2017, the Company committed to supporting the voluntary recommendations of the industry-led Financial Stability Board Task Force on Climate-related Financial Disclosures (“TCFD”). The TCFD recommendations are considered the new benchmark for disclosure of climate-related risks and opportunities, and Barrick was the only Canadian mining company to make this public commitment. Barrick aims to implement the full recommendations over the next two years.

Governance over climate-related risks and opportunities is provided at both the Board and management level. The Company’s Corporate Responsibility Committee meets at least quarterly and is responsible for overseeing Barrick’s policies, programs and performance relating to the environment, including climate change. The Risk Committee assists the Board in overseeing the Company’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. Climate change is built into Barrick’s formal risk management process, outputs of which are reviewed by the Risk Committee. The Audit Committee reviews the Company’s approach to climate change in the context of Barrick’s disclosures.

At the management level, Barrick’s Climate Change Committee, comprised of senior members of the Company’s management team, provides strategic oversight and governance over key decisions related to Barrick’s Climate Change Strategy, such as overseeing climate change risk and opportunity assessments, monitoring progress against GHG emissions targets and providing guidance on external disclosures.

Further to the specific focus of the Climate Change Committee, the weekly Business Plan Review allows for discussion of opportunities and risks that may help or hinder the Company from achieving its objectives, including climate-related risks (e.g., spring snow melts, hurricanes, flooding and mud slides).

Consistent with Barrick’s goal to minimize the environmental and social impacts of its projects and operations, the Company develops comprehensive closure and reclamation plans as part of its initial project planning and design. If it acquires a property that lacks a closure plan, Barrick requires preparation of a closure plan. The Company periodically reviews and updates closure plans to account for additional knowledge acquired in respect of a property or for changes in applicable laws or regulations. The Company has estimated future site reclamation and closure obligations, which it believes will meet current regulatory requirements. See Notes 2U and 27 of the Notes to the Consolidated Financial Statements.

The Company’s operating facilities have been designed to mitigate environmental impacts and Barrick staff work to continually improve its environmental management programs. The operations have processes, procedures, or facilities in place to manage substances that have the potential to be harmful to the environment. To help prevent and control spills and protect water quality, Barrick utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities. Environmental incidents can occur despite these precautions. For example, in September 2015, a valve on a leach pad pipeline at the Veladero mine failed, resulting in a release of cyanide-bearing process solution into a nearby waterway through a diversion channel gate that was open at the time of the incident. In September 2016, falling ice damaged a pipe carrying process solution in the leach pad area, causing some material to leave the leach pad. In March 2017, the monitoring system at the Veladero mine detected a rupture of a pipe carrying gold-bearing process solution on the leach pad; however, all solution was contained within the operating site and no solution reached any diversion channels or watercourses. See “Material Properties – Veladero Mine” for more information about these matters.

The Company also has various programs to re-use and conserve water at its operations. In order to mitigate the impact of dust produced by its operations, Barrick uses several different dust suppression techniques at its properties. The Company also installs air pollution controls on air pollution point sources, such as roaster and autoclave exhaust stacks, that meet or exceed applicable legal standards. The Company has also implemented safeguards at its properties that are designed to protect wildlife in the surrounding areas. Such safeguards include fencing and netting or other coverings of ponds and tanks, bird hazing techniques, such as mechanized scarecrows or noisemakers, and the establishment of alternate water sources and programs to improve wildlife habitat.

Certain of the Company’s operating and closed properties handle ore or rock with the potential to leach acidity, metals and dissolved salts (“Acid Rock Drainage Metal Leaching”) and hence potentially contaminate water. Other operating and closed properties lack this potential, but still present the potential for leaching of dissolved salts, such as sulfates, or metalloids, such as arsenic, by water that might run off of the property (“Neutral Mine Drainage”). The Company has implemented programs to manage the handling of ore and rock to reduce the potential for contamination of surface or groundwater by either Acid Rock Drainage Metal Leaching or Neutral Mine Drainage. Such procedures include segregation or submergence of rock with potential for leaching, containment systems for the collection and treatment of drainage and reclamation and closure steps designed to minimize water infiltration and oxygen flux. Where necessary, the Company installs and operates water treatment facilities to manage the quality of water discharged into the environment.

Many of the Company’s operating properties use cyanide. Those facilities are designed and constructed to prevent process solutions from being released to surface water or groundwater. Those facilities include leak detection systems and have the ability to collect and treat seepage that may occur. The tailings storage facilities are controlled and process ponds are either covered, netted or additional deterrents are used to prevent access. In September 2005, the Company became a signatory to the International Cyanide Management Code (the “Code”), which is administered by the International Cyanide Management Institute (the “ICMI”). The ICMI is an independent body that was established by a multi-stakeholder group under the auspices of the United Nations Environmental Programme. The Code establishes operating standards for manufacturers, transporters and mines and provides for third-party certification of facilities’ compliance with the Code. Under the Code, each of the mines that uses cyanide must receive a third party certification inspection. All Barrick-operated mines that use cyanide have achieved certification or re-certification under the Code.

Certain of the Company’s operations produce mercury as a by-product of ore processed at those sites. The mercury is captured at each of these sites by specially designed operating equipment and mercury emissions control devices. The Company is committed to the operation of proven technology for controlling sources of mercury emissions. Site-specific management procedures for mercury handling, monitoring, and transportation exist at each of the operations that produce mercury as a by-product. Further, employees receive training in the safe use and proper management of cyanide, mercury and other hazardous materials. Consistent with U.S. law, Barrick ceased the export of elemental mercury from U.S. facilities in January 2013. Barrick complies with all applicable regulatory requirements for temporary storage of mercury in the jurisdictions where it operates. The Company has developed general mercury storage guidelines to establish environmentally sound practices for temporary on-site storage, where allowed.

Under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) and its state law equivalents, present or past owners of a property may be held jointly and severally liable for cleanup costs or forced to undertake remedial actions in response to unpermitted releases of hazardous substances at such property, in addition to, among other potential consequences, potential liability to governmental entities for the cost of damages to natural resources, which may be substantial. These subject properties are referred to as “superfund” sites. There is a chance that our current or legacy operations in the U.S. could be designated as a superfund site in the future, exposing Barrick to potential liability under CERCLA.

See the disclosure under “Material Properties” above for details about specific environmental matters and estimated future reclamation and closure costs applicable to Barrick’s material properties.

LEGAL MATTERS

Government Controls and Regulations

The Company’s business is subject to various levels and types of government controls and regulations, which are supplemented and revised from time to time. Accordingly, the Company monitors political and economic developments in the jurisdictions in which it does or may carry on business, as well as changes in regulation to which Barrick is subject. Set out below is a summary of potentially material developments related to government controls and regulations that may affect Barrick or its properties.

In the United States, certain of Barrick’s mineral reserves and operations occur on unpatented lode mining claims and mill sites that are on federal lands subject to federal mining and other public land laws. Changes in such laws, or regulations promulgated under such laws, could affect mine development, expansion, and closure projects. Significant increases in regulatory obligations could raise compliance costs with respect to exploration, mine development, mine operations and closure and could prevent or delay certain operations by the Company. Changes to mining and public lands laws are often proposed in the U.S. Congress, and changes to the regulations promulgated under such laws are often proposed by federal regulatory agencies. In addition, non-governmental organizations often litigate to influence the application of existing regulations.

In November 2009, a coalition of environmental groups filed a lawsuit in the U.S. District Court for the District of Columbia by challenging regulations promulgated under the federal mining law: Earthworks, et al. vs. U.S. Department of the Interior. The lawsuit seeks to impose different rules on mill-site claims and unpatented lode claims and seeks an injunction of all permitting of mines on federal lands until new rules are promulgated. An unfavourable outcome in that litigation could result in changes to the mining law. Barrick intervened in support of the federal agency defendants in the lawsuit. Cross-motions for summary judgment have been filed and briefed, and oral argument was conducted on October 27, 2017. A decision could be issued at any time.

In September 2015, the BLM amended land use plans governing management on federal lands across the western states to impose additional restrictions and mitigation obligations on development activities occurring to protect habitat of the greater sage grouse. The affected lands include lands in northern Nevada where the Company develops and operates mines. In anticipation of the BLM decision, in March 2015, the Company negotiated a separate agreement with the BLM and other agencies, the Barrick Nevada Sage-Grouse Bank Enabling Agreement (the “Agreement”), which specifies a methodology for measuring the impact of mine development activities on sage grouse habitat and offsetting mitigation measures. The Agreement allows the Company to bank mitigation credits in anticipation of future mine development and avoids some of the restrictions in the land use plan amendments. The Agreement applies to some, but not all of the sage grouse habitat where development activities may occur. Those lands not covered by the Agreement will be subject to the amended land use plans. Implementation of the Agreement may result in additional costs for some operations. Access to or development of some lands not covered by the Agreement may be restricted.

In Chile, on March 6, 2015, the environmental minister and members of the Chilean legislature reached an agreement to propose a new glacier protection law in the current legislative session that, among other things, would recognize certain types of glaciers in that country as environmental reserves and prohibit commercial activity in the vicinity of those reserves. Under the proposed law, mining projects will be subject to new permitting, monitoring and other regulatory requirements relating to glaciers. It is contemplated that certain elements of the proposed law, including the requirement to monitor and mitigate environmental damage to glaciers, could apply retroactively to certain existing environmental approvals. The proposed law is still under discussion in the Chilean legislature. Barrick is monitoring the legislative process and evaluating the potential impact of the proposed legislation on the Pascua-Lama project.

In September 2014, the Chilean government enacted certain tax reform measures. Under the new regime, certain Chilean taxpayers were able to elect between an attributed profits or a partially integrated two-tier tax system. For taxpayers subject to the attributed profits system, a 35% Chilean income tax rate applies on profits with no additional tax on distributions of profits. For taxpayers subject to the partially integrated two-tier system, the first tier corporate income tax rate is 27%. Under this system, an additional tax applies on distributions of profits, which could result in a maximum aggregate effective tax rate of 35% or 44.45% depending on the domicile of the company’s shareholders. Chile’s DL 600 foreign investment regime was eliminated as of December 31, 2016. However, the current DL 600 contracts for the Zaldívar joint venture, Norte Abierto project and Pascua-Lama project remain in effect.

In Argentina, on December 29, 2017, congress approved tax reform measures that are effective from 2018. A key change is the introduction of a two-tier income tax regime that decreases the corporate income tax rate from 35% to 30% and increases the withholding tax on dividends from 0% to 7% for 2018 and 2019. From 2020 and onwards, the corporate income tax rate will be 25% and withholding tax will be 13%. A grandfathering rule applies for dividends paid out of profits from 2017 and prior years whereby there is no withholding tax. Additionally, the 2:1 debt to equity ratio with respect to the deductibility of interest has been eliminated and there is an interest deduction limitation of 30% of earnings before interest, taxes, depreciation and amortization. Excess interest not deducted can be carried forward for 5 years. The impact of these reform measures on the Veladero mine is being analyzed.

In Zambia, the taxation framework effective on July 1, 2015 included the introduction of a 30% corporate income tax, a 50% of taxable income limitation on the utilization of tax loss carry-forward and a 15% variable profits tax. While the 9% mineral royalty rate was in effect, the Zambian Cabinet in February 2016 announced the approval of further revisions to the mining tax laws. Effective as of June 1, 2016, the government introduced mineral royalty tax rates for copper as follows: 4% at copper prices below $2.04 per pound, 5% at copper prices between $2.04 per pound and $2.72 per pound, and 6% at copper prices of $2.72 per pound and above. Also effective as of June 1, 2016, the Zambian government eliminated the variable profits tax, with the effect that income from mining operations will now be taxed at the 30% corporate income tax rate.

The mining taxes assessed to the Lumwana Mine have contradicted the Development Agreement that was finalized between Lumwana Mining Company Limited and the Government of Zambia on December 16, 2005. Based on local and international legal advice, the Company believes that the compensation rights for breach of the 10-year stability period granted under the Development Agreement prevail over the historical changes to the Zambian mineral royalty and tax regime. In 2015, the Company began to take steps to preserve its rights under the Development Agreement and started to engage in formal discussions with the government to redress historical tax issues relating to the Development Agreement.

On March 3, 2017, the Tanzanian Ministry of Energy and Minerals imposed the Ban, a ban on exports of gold/copper concentrate, following a directive made by the President of the United Republic of Tanzania. In 2016, gold/copper concentrate exports amounted to approximately 30% of Acacia’s revenues. Acacia ceased exports of gold/copper concentrate, and is seeking to have the Ban lifted through the appropriate government channels. See “– Legal Proceedings – Acacia Mining plc – Concentrate Export Ban and Related Disputes” below.

In Papua New Guinea, a revised additional profits tax (“APT”) was enacted in January 2017 that applies to all resource projects in that country. The government’s objective is to simplify the administration of the APT and to ensure a level playing field across the entire resource sector. The hurdle rate beyond which the revised APT applies is a flat nominal rate of 15% and the APT rate is 30%. The revised APT became effective on January 1, 2017. The government has recently confirmed that existing resource projects can take into account expenditure from prior years for purposes of calculating the APT. While the precise details are not yet known, it is Barrick’s expectation that no material APT liability should arise in connection with Barrick’s interest in the Porgera mine.

In the Dominican Republic a second amendment to the SLA became effective on October 5, 2013 and has resulted in additional and accelerated tax revenues to the Dominican government. The second amendment to the SLA includes the establishment of a graduated minimum tax, which will be adjusted up or down based on future metal prices. During 2017, PVDC and the Dominican government reached an agreement on the updated financial model to reset the graduated minimum tax rates for the three-year period from 2017 through 2019.

On December 22, 2017 tax reform was enacted in the United States. The significant changes include: (i) a reduction from 35% to 21% in the corporate income tax rate for tax years beginning after December 31, 2017; (ii) a repeal of the corporate Alternative Minimum Tax (“AMT”) for tax years beginning after December 31, 2017; and (iii) a mandatory one-time deemed repatriation of earnings and profits of specified foreign corporations effective December 31, 2017 that effectively results in a repatriation toll charge of 15.5% for liquid assets and 8% for non-liquid assets with toll charge payable in instalments over 8 years (8% for the first 5 years, 15% in year 6, 20% in year 7 and 25% in year 8).

The one-time repatriation toll charge is estimated at $228 million for 2017 and is offset by AMT credits in the amount of $88 million, for a net charge of $140 million payable over eight years, as discussed above. The impact of the tax reform may differ from current estimates due to changes in interpretations and assumptions, and additional legislation and guidance.

For details about specific regulatory initiatives applicable to each of Barrick’s material properties, see the disclosure under “Material Properties” above.

Barrick is unable to predict what additional legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, will become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company.

Various levels of government controls and regulations address, among other things, the environmental impact of mining and mineral processing operations. With respect to the regulation of mining and processing, legislation and regulations in various jurisdictions establish performance standards, air and water quality emission standards and other design or operational requirements for various components of operations, including health and safety standards. Legislation and regulations also establish requirements for decommissioning, reclamation and rehabilitation of mining properties following the cessation of operations, and may require that some former mining properties be managed for long periods of time (see “Environment”). In addition, in certain jurisdictions, the Company is subject to foreign investment controls and regulations governing its ability to remit earnings abroad.

Legal Proceedings

Set out below is a summary of potentially material legal and administrative proceedings to which Barrick is a party.

U.S. Shareholder Class Action

On May 10, 2017, Shepard Broadfoot, a purported shareholder of Barrick, filed suit in the United States District Court for the Southern District of New York (“SDNY”) against the Company, Kelvin Dushnisky, Catherine Raw, Richard Williams and Jorge Palmes. The complaint asserted claims against the defendants arising from allegedly false and misleading statements concerning production estimates and environmental risks at the Veladero mine, and seeks unspecified damages and other relief. On May 19, 2017, a second and substantially identical purported class action complaint was filed in the SDNY.

On October 4, 2017, the Court consolidated the actions and appointed the lead plaintiff and lead counsel. A briefing schedule has been set by the Court, and the plaintiff’s amended consolidated complaint was filed on December 4, 2017. The Company filed a motion to dismiss the complaint on February 2, 2018. Briefing on the motion to dismiss will be completed by April 18, 2018. The Company believes that the claims are without merit and intends to defend them vigorously.

Canadian Securities Class Actions

Between April and September 2014, eight proposed class actions were commenced against Barrick in Canada in connection with the Pascua-Lama project. Four of the proceedings were commenced in Ontario, two were commenced in Alberta, one was commenced in Saskatchewan, and one was commenced in Quebec. The Canadian proceedings alleged that the Company made false and misleading statements to the investing public relating (among other things) to the cost of the Pascua-Lama project, the amount of time it would take before production commenced at the project, and the environmental risks of the project, as well as alleged internal control failures.

The first Ontario and Alberta actions were commenced by Statement of Claim on April 15 and 17, 2014, respectively. The same law firm acts for the plaintiffs in these two proceedings, and the Statements of Claim were largely identical. Aaron Regent, Jamie Sokalsky and Ammar Al-Joundi were also named as defendants in the two actions. Both actions purported to be on behalf of anyone who, during the period from May 7, 2009 to May 23, 2013, purchased Barrick securities in Canada. Both actions sought $4.3 billion in general damages and $350 million in special damages for alleged misrepresentations in Barrick’s public disclosure. The first Ontario action was subsequently consolidated with the fourth Ontario action, as discussed below. The first Alberta action was discontinued by plaintiffs’ counsel on June 26, 2015.

The second Ontario action was commenced on April 24, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver were also named as defendants. Following a September 8, 2014 amendment to the Statement of Claim, this action purported to be on behalf of anyone who acquired Barrick securities during the period from October 29, 2010 to October 30, 2013, and sought $3 billion in damages for alleged misrepresentations in Barrick’s public disclosure. The amended claim also reflected the addition of a law firm that previously acted as counsel in a third Ontario action, which was commenced by Notice of Action on April 28, 2014 and included similar allegations but was never served or pursued. As a result of the outcome of the carriage motion and appeals described below, the second Ontario action has now been stayed.

The Quebec action was commenced on April 30, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver were also named as defendants. This action purported to be on behalf of any person who resides in Quebec and acquired Barrick securities during the period from May 7, 2009 to November 1, 2013. The action seeks unspecified damages for alleged misrepresentations in Barrick’s public disclosure.

The second Alberta action was commenced on May 23, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver were also named as defendants. This action purported to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013, and sought $6 billion in damages for alleged misrepresentations in Barrick’s public disclosure. The action was dismissed on consent on June 19, 2017.

The Saskatchewan action was commenced by Statement of Claim on May 26, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver were also named as defendants. This action purported to be on behalf of any person who acquired Barrick securities during the period from

May 7, 2009 to November 1, 2013, and sought $6 billion in damages for alleged misrepresentations in Barrick’s public disclosure. The action was discontinued by plaintiffs’ counsel on December 19, 2016.

The fourth Ontario action was commenced on September 5, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver were also named as defendants. This action purported to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013 in Canada, and seeks $3 billion in damages plus an unspecified amount for alleged misrepresentations in Barrick’s public disclosure. The Statement of Claim was amended on October 20, 2014, to include two additional law firms, one of which was acting as counsel in the first Ontario action referred to above and the other of which no longer exists. In January 2018, plaintiffs’ counsel delivered a consolidated statement of claim in this action.

In November 2014, an Ontario court heard a motion to determine which of the competing counsel groups would take the lead in the Ontario litigation. The court issued a decision in December 2014 in favour of the counsel group that commenced the first and fourth Ontario actions, which have been consolidated in a single action. The lower court’s decision was subsequently affirmed by the Divisional Court in May 2015 and the Court of Appeal for Ontario in July 2016 following appeals by the losing counsel group. The losing counsel group sought leave to appeal to the Supreme Court of Canada but later discontinued the application after reaching an agreement with the counsel group that commenced the first and fourth Ontario actions.

The proposed representative plaintiffs in the Quebec and Ontario actions have brought motions seeking: (i) leave to proceed with statutory misrepresentation claims pursuant to provincial securities legislation; and (ii) orders certifying the actions as class actions. It is expected that the Quebec motions will be heard in late February 2019, while the motion for leave to proceed in the Ontario action will be heard in early April 2019 (with the certification motion to be heard concurrently or shortly thereafter).

Barrick intends to vigorously defend all of the proposed Canadian securities class actions.

Pascua-Lama – SMA Regulatory Sanctions

In May 2013, Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project, received a Resolution (the “Original Resolution”) from SMA, Chile’s environmental regulator, that requires CMN to complete the water management system for the project in accordance with the project’s environmental permit before resuming construction activities in Chile. The Original Resolution also required CMN to pay an administrative fine of approximately $16 million for deviations from certain requirements of the project’s Chilean environmental approval, including a series of reporting requirements and instances of non-compliance related to the project’s water management system. CMN paid the administrative fine in May 2013.

In June 2013, CMN began engineering studies to review the project’s water management system in accordance with the Original Resolution. The studies were suspended in the second half of 2015 as a result of CMN’s decision to file a temporary and partial closure plan for the project (for more information about this plan, see “– Pascua-Lama – Constitutional Protection Action” below). The review of the project’s water management system may require a new environmental approval and the construction of additional water management facilities.

In June 2013, a group of local farmers and indigenous communities challenged the Original Resolution. The challenge, which was brought in the Environmental Court of Santiago, Chile (the “Environmental Court”), claimed that the fine was inadequate and requested more severe sanctions against CMN including the revocation of the project’s environmental permit. The SMA presented its defense of the Original Resolution in July 2013. On August 2, 2013, CMN joined as a party to this proceeding and vigorously defended the Original Resolution. On March 3, 2014, the Environmental Court annulled the Original Resolution and remanded the matter back to the SMA for further consideration in accordance with its decision (the “Environmental Court Decision”). In particular, the Environmental Court ordered the SMA to issue a new administrative decision that recalculated the amount of the fine to be paid by CMN using a different methodology and addressed certain other errors it identified in the Original Resolution. The Environmental Court did not annul the portion of the Original Resolution that required Barrick to halt construction on the Chilean side of the project until the water management system is completed in accordance with the project’s environmental permit. On December 30, 2014, the Chilean Supreme Court declined to consider CMN’s appeal of the Environmental Court Decision on procedural grounds. As a result of the Supreme Court’s ruling, on April 22, 2015, the SMA reopened the administrative proceeding against CMN in accordance with the Environmental Court Decision.

On April 22, 2015, CMN was notified that the SMA had initiated a new administrative proceeding for alleged deviations from certain requirements of the project’s environmental approval, including with respect to the project’s environmental impact and a series of monitoring requirements. In May 2015, CMN submitted a compliance program to address certain of the allegations and presented its defense to the remainder of the alleged deviations. The SMA rejected CMN’s proposed compliance program on June 24, 2015, and denied CMN’s administrative appeal of that decision on July 31, 2015. On December 30, 2016, the Environmental Court rejected CMN’s appeal and CMN declined to challenge this decision.

On June 8, 2016, the SMA consolidated the two administrative proceedings against CMN into a single proceeding encompassing both the reconsideration of the Original Resolution in accordance with the decision of the Environmental Court and the alleged deviations from the project’s environmental approval notified by the SMA in April 2015.

On January 17, 2018, CMN received the revised resolution (the “Revised Resolution”) from the SMA, in which the environmental regulator reduced the original administrative fine from approximately $16 million to $11.5 million and ordered the closure of existing surface facilities on the Chilean side of the Project in addition to mandating certain monitoring activities. The Revised Resolution does not revoke the Project’s environmental approval. CMN filed an appeal of the Revised Resolution on February 3, 2018. The appeal argues, among other things, that the sanction is disproportionate to actual environmental impacts.

Pascua-Lama – Constitutional Protection Action

CMN filed a temporary and partial closure plan for the Pascua-Lama project (the “Temporary Closure Plan”) with the Chilean mining authority (“Sernageomin”) on August 31, 2015. Sernageomin approved the Temporary Closure Plan on September 29, 2015, and issued a resolution requiring CMN to comply with certain closure-related maintenance and monitoring obligations for a period of two years. The Temporary Closure Plan does not address certain facilities, including the project’s water management system, which remain subject to the requirements of the project’s original environmental approval and other regulations.

On December 4, 2015, a constitutional protection action was filed in the Court of Appeals of Santiago, Chile by a group of local farmers and other individuals against CMN and Sernageomin in order to challenge the Temporary Closure Plan and the resolution that approved it. The plaintiffs asserted that the Temporary Closure Plan cannot be approved until the water management system for the project has been completed in accordance with the project’s environmental permit. On August 12, 2016, the court ruled in favour of CMN and Sernageomin, rejecting the plaintiffs’ challenges to the Temporary Closure Plan for the Pascua-Lama project. The plaintiffs appealed the court’s decision to the Chilean Supreme Court and on March 13, 2017, the Supreme Court vacated the Temporary Closure Plan, ruling that additional information regarding the SMA regulatory sanction process was required from the environmental regulator, and ordering Sernageomin to issue a new resolution on the Temporary Closure Plan after receiving such information. On August 29, 2017, Sernageomin issued a new resolution in which it reapproved the Temporary Closure Plan as originally issued. This approval is valid through September 2019.

Pascua-Lama – Water Quality Review

CMN initiated a review of the baseline water quality of the Rio Estrecho in August 2013 as required by a July 15, 2013 decision of the Court of Appeals of Copiapo, Chile. The purpose of the review was to establish whether the water quality baseline has changed since the Pascua-Lama project received its environmental approval in February 2006 and, if so, to require CMN to adopt the appropriate corrective measures. As a result of that study, CMN requested certain modifications to its environmental permit water quality requirements. On June 6, 2016, the responsible agency approved a partial amendment of the environmental permit to better reflect the water quality baseline from 2009. That approval was appealed by certain water users and indigenous residents of the Huasco Valley. On October 19, 2016, the Chilean Committee of Ministers for the Environment, which has jurisdiction over claims of this nature, voted to uphold the permit amendments. On January 27, 2017, the Environmental Court agreed to consider an appeal of the Chilean Committee’s decision brought by CMN and the water users and indigenous residents. A hearing took place on July 25, 2017. On December 12, 2017, the water users withdrew their appeal. The Environmental Court dismissed that appeal on January 5, 2018. A decision of the Environmental Court on the remaining appeals is still pending.

Veladero – September 2015 Release of Cyanide-Bearing Process Solution

San Juan Provincial Regulatory Sanction Proceeding

On September 13, 2015, a valve on a leach pad pipeline at Barrick’s Veladero mine in San Juan Province, Argentina failed, resulting in a release of cyanide-bearing process solution into a nearby waterway through a diversion channel gate that was open at the time of the incident. MAG, the company that operates the Veladero mine, notified regulatory authorities of the situation. Environmental monitoring was conducted by MAG and independent third parties following the incident. Barrick believes this monitoring demonstrates that the incident posed no risk to human health at downstream communities. A temporary restriction on the addition of new cyanide to the mine’s processing circuit was lifted on September 24, 2015, and mine operations returned to normal. Monitoring and inspection of the minesite will continue in accordance with a court order.

On October 9, 2015, the San Juan Provincial mining authority initiated an administrative sanction process against MAG for alleged violations of the mining code relating to the valve failure and release of cyanide-bearing process solution. MAG submitted its response to these allegations in October 2015 and provided additional information in January 2016.

On March 11, 2016, the San Juan Provincial mining authority announced its intention to impose an administrative fine against MAG in connection with the solution release. MAG was formally notified of this decision on March 15, 2016. On April 6, 2016, MAG sought reconsideration of certain aspects of the decision but did not challenge the amount of the administrative fine. On April 14, 2016, in accordance with local requirements, MAG paid the administrative fine of approximately $10 million (at the then-applicable Argentinean peso to U.S. dollar exchange rate) while the request for reconsideration was pending. On December 29, 2016, the request for reconsideration was rejected by the San Juan Provincial mining authority. On July 11, 2017, the San Juan government rejected MAG’s final administrative appeal of this decision. On September 5, 2017, MAG commenced a legal action to continue challenging certain aspects of the decision before the San Juan courts. MAG has implemented a remedial action plan at Veladero in response to the incident as required by the San Juan Provincial mining authority.

Criminal Matters

On March 11, 2016, a San Juan Provincial court laid criminal charges based on alleged negligence against nine current and former MAG employees in connection with the solution release (the “Provincial Action”). On August 15, 2017, the Court of Appeals confirmed the indictment against eight of the nine individuals that had been charged with alleged negligence in connection with the solution release. The individual defendants filed a special appeal, called a “cassation” appeal, of the indictments with the San Juan Supreme Court, which was rejected on August 31, 2017. The San Juan Provincial court rejected the defendants’ motion to dismiss on November 30, 2017, and the defendants appealed this decision on December 4, 2017. A trial date has not yet been set. MAG is not a party to the Provincial Action.

In addition, a federal criminal investigation was initiated by a Buenos Aires federal court based on the alleged failure of certain current and former federal and provincial government officials and individual directors of MAG to prevent the solution release (the “Federal Investigation”). The federal judge overseeing the Federal Investigation admitted a local group in San Juan Province as a party. In March 2016, this group requested an injunction against the operations of the Veladero mine. The federal judge ordered technical studies to assess the solution release and its impact and appointed a committee to conduct a site visit, which occurred in late April 2016.

On May 5, 2016, the National Supreme Court of Argentina limited the scope of the Federal Investigation to the potential criminal liability of the federal government officials, ruling that the Buenos Aires federal court does not have jurisdiction to investigate the solution release. As a result of this decision, the investigation into the incident will continue to be conducted by the San Juan Provincial judge in the Provincial Action. To date, no charges have been laid against any specific individuals in connection with the Federal Investigation, consistent with its more limited scope.

On October 17, 2016, a separate criminal investigation was initiated by the federal judge overseeing the Federal Investigation based on the alleged failure of federal government officials to regulate the Veladero mine under Argentina’s glacier legislation (see “– Argentine Glacier Legislation and Constitutional Litigation” below). On June 16, 2017, MAG submitted a motion to challenge the federal judge’s decision to assign this investigation to himself. MAG also requested to be admitted as a party to the proceeding in order to present evidence in support of MAG. On September 14, 2017, the Court of Appeals consolidated the two investigations before the federal judge and allowed MAG to participate in the consolidated Federal Investigation. On November 21, 2017, the Court of Appeals clarified that MAG is not a party to the case and therefore did not have standing to seek the recusal of the federal judge. The Court recognized MAG’s right to continue to participate in the case without clarifying the scope of those rights.

On November 27, 2017, the federal judge indicted four former federal government officials, alleging abuse of authority in connection with their actions and omissions related to the enforcement of Argentina’s national glacier legislation including the methodology used to complete the national inventory of glaciers, a portion of which was published on October 3, 2016, and also requiring the National Ministry of the Environment and Sustainable Development to determine if there has been any environmental damage to glaciers since the glacier law went into effect in light of his decision. On December 12, 2017, the National Ministry of the Environment and Sustainable Development clarified that it does not have jurisdiction to audit environmental damage to glaciers, as this is the responsibility of the Provincial authorities. On March 5, 2018, the Court of Appeals confirmed the indictment against the four former federal officials.

Veladero – September 2016 Release of Crushed Ore Saturated with Process Solution

Temporary Suspension of Operations and Regulatory Infringement Proceeding

On September 8, 2016, ice rolling down the slope of the leach pad at the Veladero mine damaged a pipe carrying process solution, causing some material to leave the leach pad. This material, primarily crushed ore saturated with process solution, was contained on the minesite and returned to the leach pad. Extensive water monitoring in the area conducted by MAG has confirmed that the incident did not result in any environmental impacts. A temporary suspension of operations at the Veladero mine was ordered by the San Juan Provincial mining authority and a San Juan Provincial court on September 15, 2016 and September 22, 2016, respectively, as a result of this incident. On October 4, 2016, following, among other matters, the completion of certain urgent works required by the San Juan Provincial mining authority and a judicial inspection of the mine, the San Juan Provincial court lifted the suspension of operations and ordered that mining activities be resumed.

On September 14, 2016, the San Juan Provincial mining authority commenced an administrative proceeding in connection with this incident that included, in addition to the issue of the suspension order, an infringement proceeding against MAG. On December 2, 2016, the San Juan Provincial mining authority notified MAG of two charges under the infringement proceeding for alleged violations of the Mining Code. A new criminal judicial investigation has also been commenced by the Provincial prosecutor’s office in the same San Juan Provincial court that is hearing the Provincial Action. The court in this proceeding issued the orders suspending and resuming the operations at the Veladero mine described above.

On September 14, 2017, the San Juan Provincial mining authority consolidated the administrative proceeding into a single proceeding against MAG encompassing both the September 2016 incident and the March 2017 incident described below (see “– Veladero – March 2017 Release of Gold-bearing Process Solution”).

On December 27, 2017, MAG received notice of a resolution from the San Juan Provincial mining authority requiring payment of an administrative fine of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017) encompassing both the September 2016 incident and the March 2017 incident described below. On January 23, 2018, in accordance with local requirements, MAG paid the administrative fine and filed a request for reconsideration with the San Juan Provincial mining authority, which remains pending.

Veladero Cyanide Leaching Process – Civil Action

On December 15, 2016, MAG was served notice of a lawsuit by certain persons who claim to be living in Jachal, Argentina and to be affected by the Veladero mine and, in particular, the VLF. In the lawsuit, which was filed in the San Juan Provincial court, the plaintiffs have requested a court order that MAG cease leaching metals with cyanide solutions, mercury and other similar substances at the Veladero mine and replace that process with one that is free of hazardous substances, that MAG implement a closure and remediation plan for the VLF and surrounding areas, and create a committee to monitor this process. The lawsuit is proceeding as an ordinary civil action. MAG replied to the lawsuit on February 20, 2017. On March 31, 2017, the plaintiffs supplemented their original complaint to allege that the risk of environmental damage had increased as a result of the March 28, 2017 release of gold-bearing process solution incident described below (see “ – Veladero – March 2017 Release of Gold-bearing Process Solution” above). The Company responded to the new allegations and intends to continue defending this matter vigorously.

Veladero – March 2017 Release of Gold-bearing Process Solution

Regulatory Infringement Proceeding and Temporary Suspension of Addition of Cyanide

On March 28, 2017, the monitoring system at Barrick’s Veladero mine detected a rupture of a pipe carrying gold-bearing process solution on the leach pad. This solution was contained within the operating site; no solution reached any diversion channels or watercourses. All affected soil was promptly excavated and placed on the leach pad. Barrick notified regulatory authorities of the situation, and San Juan provincial authorities inspected the site on March 29, 2017.

On March 29, 2017, the San Juan Provincial mining authority issued a violation notice against MAG in connection with the incident and ordered a temporary restriction on the addition of new cyanide to the leach pad until corrective actions on the system were completed. The mining authority lifted the suspension on June 15, 2017, following inspection of corrective actions.

On March 30, 2017, the San Juan Mining Minister ordered the commencement of a regulatory infringement proceeding against MAG as well as a comprehensive evaluation of the mine’s operations to be conducted by representatives of the Company and the San Juan provincial authorities. Barrick filed its defense to the regulatory infringement proceeding on April 5, 2017.

On September 14, 2017, the San Juan Provincial mining authority consolidated this administrative proceeding into a single proceeding against MAG encompassing both the September 2016 incident described above (see “– Veladero – September 2016 Release of Crushed Ore Saturated with Process Solution”) and the March 2017 incident. On October 10, 2017, the San Juan Provincial mining authority notified MAG of two charges under the infringement proceeding for alleged violations of the Mining Code in connection with the March 2017 incident.

On December 27, 2017, MAG received notice of a resolution from the San Juan Provincial mining authority requiring payment of an administrative fine of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017) encompassing both the September 2016 incident described above and the March 2017 incident. On January 23, 2018, in accordance with local requirements, MAG paid the administrative fine and filed a request for reconsideration with the San Juan Provincial mining authority, which remains pending.

Provincial Amparo Action

On March 30, 2017, MAG was served notice of a lawsuit, called an “amparo” protection action, filed in the Jachal First Instance Court (the “Jachal Court”) by individuals who claimed to be living in Jachal, Argentina, seeking the cessation of all activities at the Veladero mine. The plaintiffs sought an injunction as part of the lawsuit, requesting, among other things, the cessation of all activities at the Veladero mine or, alternatively, a suspension of the leaching process at the mine. On March 30, 2017, the Jachal Court rejected the request for an injunction to cease all activities at the Veladero mine, but ordered, among other things, the suspension of the leaching process at the Veladero mine and for MAG and the San Juan Provincial mining authority to provide additional information to the Jachal Court in connection with the incident.

The Company filed a defense to the provincial amparo action on April 7, 2017. The Jachal Court lifted the suspension on June 15, 2017, after the San Juan Provincial mining authority provided the required information and a hydraulic assessment of the leach pad and process plant was implemented. Further developments in this case are pending a decision by the Argentine Supreme Court as to whether the Federal Court or Provincial court has jurisdiction to assess the merits of the amparo remedy (see “– Federal Amparo Action” below).

Federal Amparo Action

On April 4, 2017, the National Minister of Environment of Argentina filed a lawsuit in the Buenos Aires federal court (the “Federal Court”) in connection with the March 2017 incident (see “– Veladero – March 2017 Release of Gold-bearing Process Solution” above). The amparo protection action sought a court order requiring the cessation and/or suspension of activities at the Veladero mine. MAG submitted extensive information to the Federal Court about the incident, the then-existing administrative and provincial judicial suspensions, the remedial actions taken by the Company and the lifting of the suspensions as described above. MAG also challenged the jurisdiction of the Federal Court and the standing of the National Minister of Environment of Argentina and requested that the matter be remanded to the Jachal Court. The Province of San Juan also challenged the jurisdiction of the Federal Court in this matter. On June 23, 2017, the Federal Court decided that it was competent to hear the case, and referred the case to the Court of Appeals to determine whether the Federal Court or Provincial court in the case described above has the authority to assess the merits of the amparo remedy. On July 5, 2017, the Provincial court issued a request for the Supreme Court of Argentina to resolve the jurisdictional dispute. On July 30, 2017, the Court of Appeals referred the jurisdictional dispute to the Supreme Court and a decision on the matter is pending.

Argentine Glacier Legislation and Constitutional Litigation

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law banned new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjected ongoing mining activities to an environmental audit. If the audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. In the case of the Veladero mine and the Argentinean side of the Pascua-Lama project, the competent authority is the Province of San Juan. In late January 2013, the Province announced that it had completed the required environmental audit, which concluded that Veladero and Pascua-Lama do not impact glaciers or peri-glaciers. On October 3, 2016, federal authorities published a partial national inventory of glaciers, which included the area where the Veladero mine and Pascua-Lama project are located. The Company has analyzed the national inventory in the area where Veladero and Pascua-Lama are located and has concluded that this inventory is consistent with the provincial inventory that the Province of San Juan used in connection with its January 2013 environmental audit.

The constitutionality of the federal glacier law is the subject of a challenge before the National Supreme Court of Argentina, which has not yet ruled on the issue. On October 27, 2014, the Company submitted its response to a motion by the federal government to dismiss the constitutional challenge to the federal glacier law on standing grounds. A decision on the motion is pending. If the federal government’s arguments with respect to standing are accepted then the case will be dismissed. If they are not accepted, then the National Supreme Court of Argentina will proceed to hear evidence on the merits.

Pueblo Viejo – Amparo Action

In October 2014, PVDC received a copy of an action filed in an administrative court (the “Administrative Court”) in the Dominican Republic by Rafael Guillen Beltre (the “Petitioner”), who claims to be affiliated with the Dominican Christian Peace Organization. The action alleges that environmental contamination in the vicinity of the Pueblo Viejo mine has caused illness and affected water quality in violation of the Petitioner’s fundamental rights under the Dominican Constitution and other laws. The primary relief sought in the action, which is styled as an “amparo” remedy, is the suspension of operations at the Pueblo Viejo mine as well as other mining projects in the area until an investigation into the alleged environmental contamination has been completed by the relevant governmental authorities. On November 21, 2014, the Administrative Court granted PVDC’s motion to remand the matter to a trial court in the Municipality of Cotuí (the “Trial Court”) on procedural grounds. On June 25, 2015, the Trial Court rejected the Petitioner’s amparo action, finding that the Petitioner failed to produce evidence to support his allegations. The Petitioner appealed the Trial Court’s decision to the Constitutional Court on July 21, 2015. On July 28, 2015, PVDC filed a motion to challenge the timeliness of this appeal as it was submitted after the expiration of the applicable filing deadline. The Company intends to vigorously defend this matter.

Perilla Complaint

In 2009, BGI and Placer Dome were purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac (the “Court”), on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into Calancan Bay, the Boac River, and the Mogpog River. Placer Dome, which was acquired by Barrick in 2006, had been a minority indirect shareholder of the Marcopper mine. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. In June 2010, BGI and Placer Dome filed a motion to have the Court resolve their unresolved motions to dismiss before considering the plaintiffs’ motion to admit an amended complaint and also filed an opposition to the plaintiffs’ motion to admit on the same basis. By Order dated November 9, 2011, the Court granted a motion to suspend the proceedings filed by the plaintiffs. It is not known when these motions or the outstanding motions to dismiss will be decided by the Court. To date, neither the plaintiffs nor the Company has advised the Court of an intention to resume the proceedings. The Company intends to defend the action vigorously.

Writ of Kalikasan

In February 2011, a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order (the “Petition”) was filed in the Supreme Court of the Republic of the Philippines (the “Supreme Court”) in Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy (the “Petitioners”) versus Placer Dome Inc. and Barrick Gold Corporation. In March 2011, the Supreme Court issued an En Banc Resolution and Writ of Kalikasan, directed service of summons on Placer Dome and Barrick, ordered Placer Dome and Barrick to make a verified return of the Writ with ten (10) days of service and referred the case to the Court of Appeal for hearing. The Petition alleges that Placer Dome violated the Petitioners’ constitutional right to a balanced and healthful ecology as a result of, among other things, the discharge of tailings into Calancan Bay, the 1993 Maguila-Guila dam break, the 1996 Boac River tailings spill and failure of Marcopper to properly decommission the Marcopper mine. The Petitioners have pleaded that Barrick is liable for the alleged actions and omissions of Placer Dome, which was a minority indirect shareholder of Marcopper at all relevant times, and is seeking orders requiring Barrick to environmentally remediate the areas in and around the minesite that are alleged to have sustained environmental impacts. The Petitioners purported to serve Barrick in March 2011, following which Barrick filed an Urgent Motion For Ruling on Jurisdiction with the Supreme Court challenging the constitutionality of the Rules of Procedure in Environmental Cases (the “Environmental Rules”) pursuant to which the Petition was filed, as well as the jurisdiction of the Supreme Court over Barrick. By resolution dated October 12, 2011, the Court of Appeals granted the Petitioners’ October 4, 2011 motion to suspend proceedings to permit the Petitioners to explore the possibility of a settlement. The proceedings are suspended pending further notice from the Petitioners. In November 2011, two local governments, or “baranguays” (Baranguay San Antonio and Baranguay Lobo) filed a motion with the Supreme Court seeking intervenor status with the intention of seeking a dismissal of the proceedings. No decision has as yet been issued with respect to the Urgent Motion for Ruling on Jurisdiction, the motion for intervention or certain other matters before the Supreme Court. The Company intends to continue to defend the action vigorously.

In November 2016, the Petitioners notified the Court of Appeals that settlement negotiations did not resolve the action. In March 2017, the Court of Appeals required the Petitioners to advise whether they intend to pursue the action. Without responding to the court, Petitioners’ counsel advised the Court of Appeals in July 2017 of their withdrawal as counsel for the Petitioners and informed the court of the death of one of the Petitioners. The Court of Appeals issued a resolution in November 2017 requiring the Petitioners to notify the court whether they have engaged new counsel. Petitioners’ new counsel filed an entry of appearance in December 2017 with the Court of Appeals. To date, the Petitioners have still not advised the Court of Appeals whether they intend to pursue the action. The Company is awaiting receipt of the Petitioners’ notification of their intentions.

Cerro Casale

One of the environmental permits related to the open pit and water management system at Barrick’s 50%-owned Cerro Casale project (now known as the Norte Abierto project) in Chile is subject to an environmental regulation (the “Regulation”) that, if applied as written, would have required Barrick to begin construction of the project by January 26, 2015 or risk cancellation of the environmental permit. The Company sought relief from the Regulation as construction was not feasible and did not begin by that date. On October 15, 2015, the Chilean environmental authority issued a resolution confirming that initial project activities were timely commenced as required by the environmental permit and the matter is now closed. Permits required for the majority of the project’s proposed operations were obtained under a second environmental approval (the “Cerro Casale environmental permit”) that was subject to a January 2018 construction commencement deadline. The Company requested relief using the same procedure described above, and the environmental authority confirmed that the initial project activities were timely commenced.

The Cerro Casale environmental permit was challenged in 2013 by local and indigenous community members for alleged procedural deficiencies in the community consultation process and other aspects of the evaluation of the project by the Chilean environmental authority. The challenge was brought before the Chilean Committee of Ministers for the Environment, which has jurisdiction over procedural claims of this nature. On January 19, 2015, the Committee of Ministers for the Environment rejected the majority of claims made against the Cerro Casale environmental permit while also imposing new limitations on the volume of groundwater that the project may extract for mining operations. The Company appealed this decision to the Environmental Court, which held a hearing on August 27, 2015. On June 12, 2017, the Environmental Court ordered the Chilean Committee of Ministers for the Environment to review its January 9, 2015 decision to impose new limitations on the volume of groundwater that the Cerro Casale project may extract for mining operations. The Company and the Chilean environmental authority appealed this decision to the Chilean Supreme Court.

While this appeal was pending, the Chilean Committee of Ministers for the Environment issued a new decision on November 23, 2017 in which it modified the limitations on groundwater extraction imposed in its original ruling. The decision may provide additional water resources for the project and therefore the Company and the Chilean environmental authority agreed to withdraw the appeal to the Supreme Court. The matter is now closed.

Acacia Mining plc – Tanzanian Revenue Authority Assessments

The Tanzanian Revenue Authority (“TRA”) has issued a number of tax assessments to Acacia related to past taxation years from 2002 onwards. Acacia believes that the majority of these assessments are incorrect and has filed objections and appeals accordingly in an attempt to resolve these matters by means of discussions with the TRA or through the Tanzanian appeals process. Overall, it is Acacia’s current assessment that the relevant assessments and claims by the TRA are without merit.

The claims include an assessment issued to Acacia in the amount of $41.3 million for withholding tax on certain historic offshore dividend payments paid by Acacia to its shareholders from 2010 to 2013. Acacia is appealing this assessment on the substantive grounds that, as an English incorporated company, it is not resident in Tanzania for taxation purposes. The appeal is currently pending at the Court of Appeal. Accordingly, no amounts have been recorded for any potential liability and Acacia intends to continue to defend this action vigorously.

Further TRA assessments were issued to Acacia in January 2016 in the amount of $500.7 million, based on an allegation that Acacia is resident in Tanzania for corporate and dividend withholding tax purposes. The corporate tax assessments have been levied on certain of Acacia’s net profits before tax. Acacia is in the process of appealing these assessments at the TRA Board level. Acacia’s substantive grounds of appeal are based on the correct interpretation of Tanzanian permanent establishment principles and law, relevant to a non-resident English incorporated company.

In addition, the TRA issued adjusted tax assessments totaling approximately $190 billion for alleged unpaid taxes, interest and penalties, apparently issued in respect of alleged and disputed under-declared export revenues, and appearing to follow on from the announced findings of the First and Second Presidential Committees. For more information about these adjusted tax assessments, see “– Acacia Mining plc – Concentrate Export Ban and Related Disputes” below.

Acacia Mining plc – Concentrate Export Ban and Related Disputes

On March 3, 2017, the Tanzanian Ministry of Energy and Minerals imposed the Ban, a general ban on the export of metallic concentrates. This includes gold/copper concentrate exported by Acacia’s Bulyanhulu and Buzwagi mines. Following the imposition of the Ban, Acacia immediately ceased all exports of its gold/copper concentrate, including 27 containers previously approved for export prior to the Ban.

During the second quarter of 2017, investigations were conducted on behalf of the Tanzanian Government by two Tanzanian Government Presidential Committees, which have resulted in allegations of historical undeclared revenue and unpaid taxes being made against Acacia and its predecessor companies. Acacia considers these findings to be implausible and has fully refuted the findings of both Presidential Committees. Acacia has requested copies of the reports issued by the two Presidential Committees and called for independent verification of the findings, but has not yet received a response to these requests.

On July 4, 2017, Acacia’s subsidiaries, Bulyanhulu Gold Mine Limited (“BGML”), the owner of the Bulyanhulu mine, and Pangea Minerals Limited (“PML”), the owner of the Buzwagi mine, each commenced international arbitrations against the Government of Tanzania in accordance with the dispute resolution processes agreed by the Government of Tanzania in the Mineral Development Agreements (“MDAs”) with BGML and PML. These arbitrations remain ongoing.

In July 2017, Acacia received adjusted assessments for the tax years 2000-2017 from the TRA for a total amount of approximately $190 billion for alleged unpaid taxes, interest and penalties, apparently issued in respect of alleged and disputed under-declared export revenues, and appearing to follow on from the announced findings of the First and Second Presidential Committees. These assessments are being disputed and the underlying allegations are included in the matters that have been referred to international arbitration.

In addition, following the end of the third quarter, Acacia was served with notices of conflicting adjusted corporate income tax and withholding tax assessments for tax years 2005 to 2011 with respect to Acacia’s former Tulawaka joint venture, and demands for payment, for a total amount of approximately $3 billion. Interest and penalties represent the vast majority of the new assessments. The TRA has not provided Acacia with any explanations or reasons for the adjusted assessments, or with the TRA’s position on how the assessments have been calculated or why they have been issued. Acacia disputes these assessments and has requested supporting calculations, which have not yet been received. Acacia is objecting to these assessments and defending this matter through the Tanzanian tax appeals process.

In addition to the Ban, new and amended legislation was passed in Tanzania in early July 2017, including various amendments to the 2010 Mining Act and a new Finance Act. The amendments to the 2010 Mining Act increased the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), and the new Finance Act imposes a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017. In January 2018, new Mining Regulations were announced by the Tanzanian Government introducing, among other things, local content requirements, export regulations and mineral rights regulations, the scope and effect of which remain under review by Acacia. Acacia continues to monitor the impact of all new legislation in light of its MDAs with the Government of Tanzania. However, to minimize further disruptions to its operations Acacia will, in the interim, satisfy the requirements imposed as regards the increased royalty rate in addition to the recently imposed 1% clearing fee on exports. Acacia is making these payments under protest, without prejudice to its legal rights under its MDAs.

Acacia has been looking to address all issues in respect of the Ban along with other ongoing disputes through dialogue with the Tanzanian Government. Acacia remains of the view that a negotiated resolution is the preferable outcome to the current disputes and Acacia will continue to work to achieve this. During the third quarter of 2017, Barrick and the Government of Tanzania engaged in discussions for the potential resolution of the disputes. Acacia did not participate directly in these discussions as the Government of Tanzania had informed Barrick that it wished to continue dialogue solely with Barrick.

On October 19, 2017, Barrick announced that it had agreed with the Government of Tanzania on a proposed framework for a new partnership between Acacia and the Government of Tanzania. Barrick and the Government of Tanzania also agreed to form a working group that will focus on the resolution of outstanding tax claims against Acacia. Key terms of the proposed framework announced by Barrick and the Government of Tanzania include: (i) the creation of a new Tanzanian company to manage Acacia’s Bulyanhulu, Buzwagi and North Mara mines and all future operations in the country with key officers located in Tanzania and Tanzanian representation on the board of directors; (ii) maximization of local employment of Tanzanians and procurement of goods and services within Tanzania; (iii) economic benefits from Bulyanhulu, Buzwagi and North Mara to be shared on a 50/50 basis, with the Government’s share delivered in the form of royalties, taxes and a 16% free carry interest in Acacia’s Tanzanian operations; and (iv) in support of the working group’s ongoing efforts to resolve outstanding tax claims, Acacia would make a payment of $300 million to the Government of Tanzania, staged over time, on terms to be settled by the working group. Barrick and the Government of Tanzania are also reviewing the conditions for the lifting of the Ban. Negotiations concerning the proposed framework remain ongoing and the definitive terms of any final proposal for the implementation of the framework remain outstanding. Such terms would be subject to review and approval by Acacia.

General

Barrick and its subsidiaries are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. Barrick is also subject to reassessment for income and mining taxes for certain years. The results of pending or threatened proceedings related to any potential tax assessments or other matters cannot be predicted with certainty.

RISK FACTORS

The risks described below are not the only ones facing Barrick. Additional risks not currently known to Barrick, or that Barrick currently deems immaterial, may also impair Barrick’s operations.

Metal price volatility

Barrick’s business is strongly affected by the world market price of gold and copper. If the world market price of gold or copper was to drop and the prices realized by Barrick on gold or copper sales were to decrease significantly and remain at such a level for any substantial period, Barrick’s profitability and cash flow would be negatively affected.

Gold and copper prices have fluctuated widely in recent years. These fluctuations can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond Barrick’s control. Future production from Barrick’s mining properties is dependent on gold and copper prices that are adequate to make these properties economically viable. During 2017, the gold price ranged from $1,146 per ounce to $1,358 per ounce. The average market price of gold in 2017 was $1,257 per ounce, an increase of 0.5% compared to the 2016 average. Based on current estimates of Barrick’s 2018 gold production and sales, a $100 per ounce increase or decrease in the market gold price will result in an approximately $468 million increase or decrease in the Company’s revenue, net of royalties, excluding the impact of Barrick’s hedging strategies. Factors tending to affect the price of gold include:

•	industrial and jewelry demand;

•	the level of demand for gold as an investment;

•	central bank lending, sales and purchases of gold;

•	the volume of recycled material available in the market;

•	speculative trading; and

•	costs and levels of global gold production by producers of gold.

Gold prices may also be affected by macroeconomic factors, including:

•	expectations of the future rate of inflation;

•	the strength of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and other currencies;

•	the value of alternative investments, including global equity prices;

•	interest rates; and

•	global or regional, political or economic uncertainties.

Based on current estimates of Barrick’s 2018 copper production and sales, a $0.50 per pound increase or decrease in the market copper price will result in an approximately $205 million increase or $180 million decrease in the Company’s revenue, net of royalties, excluding the impact of Barrick’s hedging strategies. Factors tending to affect the price of copper include:

•	the worldwide balance of copper demand and supply;

•	rates of global economic growth, trends in industrial production and conditions in the housing and automotive industries, all of which correlate with demand for copper;

•	economic growth and political conditions in China, which has become the largest consumer of refined copper in the world, and other major developing economies;

•	speculative investment positions in copper and copper futures;

•	the availability of secondary material for smelting;

•	expectations of the future rate of inflation;

•	the price of input costs, including fuel;

•	the availability and cost of substitute materials; and

•	currency exchange fluctuations, including the relative strength of the U.S. dollar.

Barrick’s gold production is sold into the spot market. The sales price for Barrick’s copper production is determined provisionally at the date of sale with the final price determined based on market copper prices at a future date set by the customer, generally one to three months after the initial date of sale. Market prices for copper may fluctuate during this extended settlement period. The prices of Barrick’s copper sales are marked-to-market at the balance sheet date based on the forward copper price for the relevant quotational period. All such mark-to-market adjustments are recorded in copper sale revenues. If the market price for copper declines, the final sale price realized by the Company at settlement may be lower than the provisional sale price initially recognized by the Company, requiring negative adjustments to Barrick’s average realized copper price for the relevant period.

In addition, certain of Barrick’s mineral projects include other minerals (principally silver), each of which is subject to price volatility based on factors beyond Barrick’s control.

Depending on the market price of the relevant metal, Barrick may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, as applicable, which could have an adverse impact on Barrick’s financial performance and results of operations. In such a circumstance, Barrick may also curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced. In addition, the market value of Barrick’s gold or copper inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.

Foreign investments and operations

Barrick conducts or participates in mining, development and exploration and other activities through subsidiaries and/or joint ventures in many foreign countries, including the United States, Australia, Argentina, Chile, Peru, Dominican Republic, Papua New Guinea, Saudi Arabia, Tanzania and Zambia. Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including:

•	renegotiation, cancellation or forced modification of existing contracts;

•	expropriation or nationalization of property;

•	changes in laws or policies or increasing legal and regulatory requirements of particular countries, including those relating to taxation, royalties, imports, exports, duties, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices (see “Legal Matters – Government Controls and Regulations”);

•	uncertain political and economic environments, war, terrorism, sabotage and civil disturbances;

•	lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law;

•	delays in obtaining or the inability to obtain or maintain necessary governmental permits or to operate in accordance with such permits or regulatory requirements;

•	currency fluctuations;

•	restrictions on the ability of local operating companies to sell gold, copper or other minerals offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts;

•	import and export regulations, including restrictions on the export of gold, copper or other minerals;

•	limitations on the repatriation of earnings;

•	reliance on advisors and consultants in foreign jurisdictions in connection with regulatory, permitting or other governmental requirements; and

•	increased financing costs.

Operating in emerging markets can increase the risk that contractual and/or mineral rights may be disregarded or unilaterally altered. A special lease agreement between the Dominican State and PVDC governs the development and operation of the Pueblo Viejo mine, including applicable tax rates. Barrick has a 60% equity interest in PVDC. Following the achievement of commercial production at Pueblo Viejo mine in January 2013, the Dominican State engaged PVDC in discussions to amend the SLA. These amendments became effective on October 5, 2013 and resulted in additional and accelerated tax revenues to the Dominican State.

On March 3, 2017, the Tanzanian Ministry of Energy and Minerals imposed the Ban, a ban on exports of gold/copper concentrate following a directive made by the President of the United Republic of Tanzania. Despite efforts to have this ban lifted, it continues to remain in force at the date hereof. In addition to such ban, new and amended legislation was passed in Tanzania in early July 2017 which, among other things, increased the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), and imposed a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017. The Tanzanian Government has also alleged that Acacia failed to declare revenue in tax years 2000-2017 and has re-assessed Acacia for approximately $190 billion for that period which Acacia considers to be implausible. See “– Acacia Mining plc – Concentrate Export Ban and

Related Disputes” and “– Acacia Mining plc – Tanzanian Revenue Authority” in “Legal Matters – Legal Proceedings”.

In addition to potentially affecting the price of gold, copper and silver, general inflationary pressures may also affect Barrick’s labor, commodity and other input costs at operations in emerging markets, which could have a materially adverse effect on Barrick’s financial condition, results of operations and capital expenditures for the development of its projects. For example, operating and capital costs at Barrick’s Veladero mine and Pascua-Lama project in Argentina have been impacted in recent years by sustained inflationary pressures in that country and currency fluctuations.

There can be a greater level of political, social and economic risk in emerging markets compared to some other countries in which Barrick operates. Operations in emerging markets may be subject to more frequent civil disturbances and criminal activities such as trespass, illegal mining, sabotage, theft and vandalism. These disturbances and criminal activities have caused disruptions at certain of Barrick’s operations or joint ventures, including the Porgera joint venture in Papua New Guinea (in which Barrick has a 47.5% interest), the Lagunas Norte and Pierina (now in closure) mines in Peru, the Pueblo Viejo mine in the Dominican Republic (in which Barrick has a 60% interest) and certain of Acacia’s operations in Tanzania, occasionally resulting in the suspension of operations. Affected sites have taken certain measures to protect their employees, property and production facilities from these risks, including entering into arrangements with law enforcement agencies to provide policing and law and order in the areas surrounding the applicable site. The measures that have been implemented by Barrick or Acacia will not guarantee that such incidents will not continue to occur and such incidents may halt or delay production, increase operating costs, result in harm to employees or trespassers, cause damage to production facilities or otherwise decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for Barrick, Acacia or their respective employees and/or financial damages or penalties.

Similarly, different economic and social issues exist in emerging markets which may affect Barrick’s operating and financial results. For example, infectious diseases (including malaria, HIV/AIDS and tuberculosis) are major health care issues in African countries. In Zambia, Barrick has continued workforce training and health programs at its Lumwana mine to maximize prevention awareness and minimize the impact of infectious diseases, including HIV/AIDS and malaria. Similarly, in Tanzania, Acacia, in which Barrick has a 63.9% equity interest, has implemented infectious disease programs, including malaria control programs and HIV/AIDS awareness and prevention programs.

The foregoing risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause Barrick to have to expend more funds than previously expected, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect Barrick’s financial position or results of operations. Certain of these risks have increased in recent years. Furthermore, in the event of disputes arising from Barrick’s activities in Argentina, Chile, Peru, Dominican Republic, Papua New Guinea, Tanzania, Zambia, Saudi Arabia and Pakistan, Barrick has been and may continue to be subject to the jurisdiction of courts outside North America and Australia, which could adversely affect the outcome of the dispute.

Environmental, health and safety regulations

Barrick’s mining and processing operations and development and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development, water management and protection of endangered and other special status species. Failure to comply with applicable environmental and health and safety laws and regulations could result in injunctions, fines, suspension or revocation of permits and other penalties. While Barrick strives to achieve full compliance with all such laws and regulations and with its environmental and health and safety permits, there can be no assurance that Barrick will at all times be in full compliance with such requirements. Activities required to achieve full compliance can be costly and involve extended timelines. Failure to comply with such laws, regulations and permits can have serious consequences, including damage to Barrick’s reputation; stopping Barrick from proceeding with the development of a project; negatively impacting the operation or further development of a mine; increasing the costs of development or production and litigation or regulatory action against Barrick, and may materially adversely affect Barrick’s business, results of operations or financial condition.

Future changes in applicable environmental and health and safety laws and regulations could substantially increase costs and burdens to achieve compliance or otherwise have an adverse impact on Barrick’s business, results of operations or financial condition (see “– Government regulation and changes in legislation”).

Barrick may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. Barrick could also be held liable to third parties for exposure to hazardous substances. The costs associated with such responsibilities and liabilities may be significant. While Barrick has implemented extensive health and safety initiatives at its sites to protect the health and safety of its employees, contractors and members of the communities affected by its operations, there is no guarantee that such measures will eliminate the occurrence of accidents or other incidents which may result in personal injuries or damage to property, and in certain instances such occurrences could give rise to regulatory fines and/or civil liability.

In certain of the countries in which Barrick has operations, it is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes Barrick’s obligation to reclaim property after minerals have been mined from the site. In some jurisdictions, bonds or other forms of financial assurances are required security for these reclamation activities. Barrick may incur significant costs in connection with these reclamation activities, which may materially exceed the provisions Barrick has made for such reclamation. In addition, the unknown nature of possible future additional regulatory requirements and the potential for additional reclamation activities create further uncertainties related to future reclamation costs, which may have a material adverse effect on Barrick’s financial condition, liquidity or results of operations. Barrick is involved in various investigative and remedial actions. There can be no assurance that the costs of such actions would not be material. When a previously unrecognized reclamation liability becomes known or a previously estimated cost is increased, the amount of that liability or additional cost is expensed, which may materially reduce net income in that period.

In addition, Barrick’s activities and ownership interests could expose the Company to liability in the U.S. under CERCLA and its state law equivalents. Under CERCLA and its state law equivalents, present or past owners of a property may be held jointly and severally liable for cleanup costs or forced to undertake remedial actions in response to unpermitted releases of hazardous substances at such property, in addition to, among other potential consequences, potential liability to governmental entities for the cost of damages to natural resources, which may be substantial. These subject properties are referred to as “superfund” sites. There is a chance that our current or legacy operations in the U.S. could be designated as a superfund site in the future, exposing Barrick to potential liability under CERCLA.

Permits

Barrick’s mining and processing operations and development and exploration activities are subject to extensive permitting requirements. Failure to obtain required permits and/or to maintain compliance with permits once obtained could result in injunctions, fines, suspension or revocation of permits and other penalties. While Barrick strives to obtain and comply with all of its required permits, there can be no assurance that Barrick will obtain all such permits and/or achieve or maintain full compliance with such permits at all times. Activities required to obtain and/or achieve or maintain full compliance with such permits can be costly and involve extended timelines. Previously issued permits may be suspended or revoked for a variety of reasons, including through government or court action (see “Legal Matters – Legal Proceedings – Pascua-Lama – SMA Regulatory Sanctions” for information regarding the status of the Chilean environmental approval for the Pascua-Lama project). Failure to obtain and/or comply with required permits can have serious consequences, including damage to Barrick’s reputation; stopping Barrick from proceeding with the development of a project; negatively impacting the operation or further development of a mine; increasing the costs of development or production and litigation or regulatory action against Barrick, and may materially adversely affect Barrick’s business, results of operations or financial condition.

Barrick’s ability to successfully obtain and maintain key permits and approvals will be impacted by its ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities and may be adversely impacted by real or perceived detrimental events associated with Barrick’s activities or those of other mining companies affecting the environment, human health and safety or the surrounding communities. Barrick has made, and expects to make in the future, significant expenditures to comply with permitting requirements and, to the extent reasonably practicable, create social and economic benefit in the surrounding communities.

Climate change risks

Barrick’s mining and processing operations are energy intensive, resulting in a significant carbon footprint. Barrick acknowledges climate change as an international and community concern. A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, this may result in increased costs at some of its operations. In addition, the physical risks of climate change may also have an adverse effect at some of Barrick’s operations. These may include extreme weather events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures.

Replacement of depleted reserves

Barrick’s mineral reserves must be replaced to maintain production levels over the long-term. Reserves can be replaced by expanding known orebodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. Barrick’s exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. Depletion of reserves may not be offset by discoveries or acquisitions and divestitures of assets could lead to a lower reserve base. In 2017, as part of meeting its debt reduction target and focusing on high-quality assets, Barrick disposed of 50% of its interest in the Veladero mine and 25% of its interest in the Cerro Casale project, resulting in a decrease in its reserve base. Barrick may continue to dispose of additional assets in 2018 or future years as part of its ongoing debt reduction strategy and other strategic initiatives, which may further deplete Barrick’s reserves. Reserves estimated in accordance with National Instrument 43-101 may also decrease due to economic factors such as the use of a lower metal price assumption. However, such a decline would not be a reduction in the actual mineral base of the Company, as the ounces removed from Barrick’s reserves due to the use of a lower gold price assumption would be transferred to resources, preserving the option to access them in the future at higher gold prices. The mineral base of Barrick will decline if reserves are mined without adequate replacement and Barrick may not be able to sustain production to or beyond the currently contemplated mine lives, based on current production rates.

On February 6, 2018, following the decision of the SMA to order the closure of the existing infrastructure on the Chilean side of the Pascua-Lama project (see “Legal Matters – Legal Proceedings – Pascua-Lama – SMA Regulatory Sanctions”), the Company announced that approximately 14 million ounces of Pascua-Lama’s proven and probable reserves were reclassified as measured and indicated resources. Barrick continues to evaluate an underground, block-caving operation at Pascua-Lama which may result in the reclassification of some or all of these resources back to reserves. However, there can be no assurance that these resources will ever be upgraded to reserves with the use of an underground, block-caving operation or any other mining method.

Projects

Barrick’s ability to sustain or increase its present levels of gold and copper production is dependent in part on the success of its projects. There are many risks and unknowns inherent in all projects. For example, the economic feasibility of projects is based upon many factors, including:

•	the accuracy of reserve estimates;

•	metallurgical recoveries with respect to gold, copper and by-products;

•	capital and operating costs of such projects;

•	the timetables for the construction, commissioning and ramp-up of such projects and any delays or interruptions;

•	the accuracy of engineering and changes in scope;

•	the ability to manage large-scale construction;

•	the future prices of the relevant minerals; and

•	the ability to secure appropriate financing to develop such projects.

The Company’s ability to maintain its license to operate in all of the jurisdictions in which Barrick has projects is also important to the success of those projects (see “ – Community relations and license to operate”).

Projects also require the successful completion of feasibility studies, the resolution of various fiscal, tax and royalty matters, the issuance of, and compliance with, necessary governmental permits and the acquisition of satisfactory surface or other land rights. It may also be necessary for Barrick to, among other things, find or generate suitable sources of water and power for a project, ensure that appropriate community infrastructure is developed by third parties to support the project and to secure appropriate financing to fund these expenditures (see “– Global financial conditions” and “– Liquidity and level of indebtedness”). It is also not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring the investment of more capital than anticipated.

Projects have no operating history upon which to base estimates of future financial and operating performance, including future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs may increase significantly and economic returns may differ materially from Barrick’s estimates or that metal prices may decrease significantly or that Barrick could fail to obtain the satisfactory resolution of fiscal and tax matters or the governmental approvals necessary for the operation of a project or obtain project financing on acceptable terms and conditions or at all, in which case, the project may not proceed either on its original timing or at all. In fact, Barrick’s Pascua-Lama project has experienced a significant increase in its capital cost estimate and length of construction schedule since the feasibility study on the project. The project has been suspended since 2013 and a decision to proceed with development of an underground mine will depend on improved economics and more certainty relating to legal and permitting matters (for more information, see “Exploration and Evaluations – Pascua-Lama”).

If Barrick declines to advance a project on a particular timetable or at all, the rights associated with the project could be negatively affected.

Liquidity and level of indebtedness

As of December 31, 2017, Barrick had cash and cash equivalents of approximately $2.2 billion and capital leases and total debt of approximately $6.4 billion. Although Barrick has been successful in repaying debt in the past and issuing new debt securities in capital markets transactions, there can be no assurance that it can continue to do so. In addition, Barrick may assume additional debt in future periods or reduce its holdings of cash and cash equivalents in connection with funding future acquisitions, existing operations, capital expenditures, dividends or in pursuing other business opportunities. Barrick’s level of indebtedness could have important consequences for its operations, including:

•	Barrick may need to use a large portion of its cash flow to repay principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities; and

•	Barrick’s debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future or implement its business strategy.

As of December 31, 2017, Barrick had approximately $32 million in debt maturing by the end of 2018. This amount excludes $27 million in capital lease payments in 2018 and includes $28 million in project financing payments at Acacia (100% basis). Currently, $3.977 billion of the Company’s $4.0 billion revolving credit facility terminates in January 2023, while the remaining $23 million terminates in January 2020.

Barrick is targeting reducing its total debt to approximately $5 billion by the end of 2018. The Company expects to achieve this primarily by using cash flow from operations and cash on hand, and potentially through further portfolio optimization. Barrick intends to continue to pursue debt reduction with discipline, taking only those actions that are sensible for the Company, on terms favourable to shareholders. There can be no assurance that these initiatives will be successfully completed or, if completed, that they will be sufficient to achieve the stated debt reduction objectives.

In addition to future cash flow from operations, potential divestments and the creation of new joint ventures and partnerships, Barrick’s potential other sources of liquidity for the payment of its expenses and principal and interest payable on its debt in 2018 include issuing additional equity or unsecured debt and borrowing under the Company’s $4.0 billion revolving credit facility (subject to compliance with covenants and the making of certain representations and warranties). The key financial covenant in Barrick’s $4.0 billion revolving credit facility, as amended in the fourth quarter of 2015, requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1 (as of December 31, 2017, this ratio was approximately 0.27:1). Barrick’s ability to reduce its indebtedness and meet its payment obligations will depend on its future financial performance, which will be impacted by financial, business, economic and other factors. Barrick will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Barrick cannot be certain that its existing capital resources and future cash flow from operations will be sufficient to allow it to pay principal and interest on Barrick’s debt and meet its other obligations. If these amounts are insufficient or if there is a contravention of its debt covenants, Barrick may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. The ability of Barrick to access the bank, public debt or equity capital markets on an efficient basis may be constrained by a dislocation in the credit markets and/or capital and/or liquidity constraints in the banking, debt and/or equity markets at the time of issuance. See “– Global financial conditions”. If Barrick is unable to maintain its indebtedness and financial ratios at levels acceptable to its credit rating agencies, or should Barrick’s business prospects deteriorate, the ratings currently assigned to Barrick by Moody’s Investor Services, Standard & Poor’s Ratings Services or DBRS could be downgraded, which could adversely affect the value of Barrick’s outstanding securities and existing debt and its ability to obtain new financing on favourable terms, and increase Barrick’s borrowing costs.

Barrick is also exposed to liquidity and various counterparty risks including, but not limited to: (i) Barrick’s lenders and other banking counterparties; (ii) Barrick’s insurance providers; (iii) financial institutions that hold Barrick’s cash; (iv) companies that have payables to Barrick, including concentrate customers; and (v) companies that have received deposits from Barrick for the future delivery of equipment.

Global financial conditions

Following the onset of the credit crisis in 2008, global financial conditions were characterized by extreme volatility and several major financial institutions either went into bankruptcy or were rescued by governmental authorities. While global financial conditions subsequently stabilized, there remains considerable risk in the system given the extraordinary measures adopted by government authorities to achieve that stability. Global financial conditions could suddenly and rapidly destabilize in response to future economic shocks, as government authorities may have limited resources to respond to future crises. Future economic shocks may be precipitated by a number of causes, including a rise in the price of oil, geopolitical instability and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact Barrick’s ability to obtain equity or debt financing in the future on terms favourable to Barrick. Additionally, any such occurrence could cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. Further, in such an event, Barrick’s operations and financial condition could be adversely impacted.

Inflation

In addition to potentially affecting the price of gold, copper and silver, general inflationary pressures may also affect Barrick’s labor, commodity and other input costs, which could have a materially adverse effect on Barrick’s financial condition, results of operations and capital expenditures for the development of its projects. In particular, operating and capital costs at Barrick’s Veladero mine and Pascua-Lama project in Argentina have been impacted by sustained inflationary pressures in that country. See “ – Metal price volatility”, “– Projects”, “– Price volatility and availability of other commodities”, “ – Production and cost estimates” and “– Availability and increased cost of critical parts, equipment and skilled labor”.

Mineral reserves and resources

Barrick’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of gold, copper or any other mineral will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because Barrick prepares this Annual Information Form in accordance with the disclosure requirements of Canadian securities laws, it contains resource estimates, which are required by National Instrument 43-101. Mineral resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available, as actual production experience is gained or as the Company’s mining methods are changed. For example, if the Company ultimately decides to proceed with a phased underground development at Pascua-Lama, the amount of resources ultimately reclassified back to reserves may be less than the amount of reserves originally contemplated under the original open pit plan for Pascua-Lama. No assurance can be given that any part or all of Barrick’s mineral resources constitute or will be converted into reserves.

Market price fluctuations of gold, copper, silver and certain other metals, as well as increased production and capital costs or reduced recovery rates, may render Barrick’s proven and probable reserves uneconomic to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of orebodies, the processing of new or different ore grades, the technical complexity of ore bodies, unusual or unexpected ore body formations, ore dilution or varying metallurgical and other ore characteristics may cause mineral reserves to be reduced or Barrick to be unprofitable in any particular accounting period. Estimated reserves may have to be recalculated based on actual production experience, fluctuations in the price of metals, or changes in other assumptions on which they are based. Any of these factors may require Barrick to reduce its mineral reserves and resources, which could have a negative impact on Barrick’s financial results.

Failure to obtain or maintain necessary permits or government approvals or changes to applicable legislation could also cause Barrick to reduce its reserves. In addition, changes to mine plans due to capital allocation decisions could cause Barrick to reduce its reserves. There is also no assurance that Barrick will achieve indicated levels of gold or copper recovery or obtain the prices assumed in determining such reserves.

Joint ventures

Barrick holds an indirect interest in a number of joint venture properties, including the Veladero mine in Argentina (50%), the Zaldívar copper mine in Chile (50%), the Pueblo Viejo mine in the Dominican Republic (60%), the Porgera mine in Papua New Guinea (47.5%), the Kalgoorlie mine in Australia (50%), the Turquoise Ridge mine in Nevada (75%), the Jabal Sayid copper mine in Saudi Arabia (50%) and the Norte Abierto (formerly known as Cerro Casale) project in Chile (50%), the remaining interests in which are held by third parties. Barrick’s interests in these properties are subject to the risks customarily associated with the conduct of joint ventures, including (i) disagreement with joint venture partners on how to develop and operate the mine efficiently or, in the case of exploration projects, on the exploration plan and related expenditures, (ii) inability to exert influence over certain strategic decisions, (iii) inability of joint venture partners to meet their obligations, and (iv) litigation regarding joint venture matters. Each of these risks could have a material adverse impact on Barrick’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on Barrick’s future cash flows, earnings, results of operations and financial condition. In addition, Barrick is not always the operator of its joint venture projects. To the extent Barrick is not the operator, the success of any operations will be dependent on third party operators and Barrick may be unable to have any significant influence on the direction or control of the activities of the operators. Barrick will be subject to the decisions made by the operators of the joint venture properties and will rely on the operators for accurate information about the properties.

Price volatility and availability of other commodities

The profitability of Barrick’s business is affected by the market prices of commodities produced as by-products at Barrick’s mines, such as silver, as well as the cost and availability of commodities and critical parts and equipment which are consumed or otherwise used in connection with Barrick’s operations and projects, including, but not limited to, diesel fuel, natural gas, electricity, acid, steel, concrete and cyanide. Prices of such commodities can be subject to volatility, which can be material and can occur over short periods of time, and are affected by factors that are beyond Barrick’s control. An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of Barrick’s projects. If Barrick’s proceeds from the sale of by-products were to decrease significantly, or the costs of certain commodities consumed or otherwise used in connection with Barrick’s operations and projects were to increase, or their availability to decrease, significantly, and remain at such levels for a substantial period of time, Barrick may determine that it is not economically feasible to continue commercial production at some or all of Barrick’s operations, or the development of some or all of Barrick’s current projects, which could have an adverse impact on Barrick as described under “– Metal price volatility” above.

Geotechnical challenges could impact profitability

Barrick and the mining industry are facing continued geotechnical challenges associated with the aging of certain mines and the need to mine deeper pits and more complex deposits. This leads to higher pit walls, more complex underground operations and increased exposure to geotechnical instability. As Barrick’s operations mature, the open pits and underground operations at certain sites are getting deeper. Barrick has experienced geotechnical failures at some open pit operations and seismic events at some underground operations. Seismic events may also affect mining operations in other ways. For example, on February 26, 2018, a 7.5 magnitude earthquake struck Papua New Guinea, causing significant damage to the Hides natural gas power plant that supplies electricity to the Porgera mine. No assurances can be given that unanticipated adverse geotechnical conditions, such as pit wall failures, underground cave-ins and other ground-related instability, will not occur in the future or that such events will be detected in advance. Geotechnical instabilities can be difficult to predict and are often affected by risks beyond Barrick’s control, such as severe weather, higher than average rainfall and seismic events. Geotechnical failures can result in limited access to minesites, suspension of operations, production delays, government investigations, increased costs, as well as injuries and deaths in the most extreme cases. All of these could adversely impact Barrick’s results of operations and financial position.

Infrastructure and information technology systems

Barrick’s mining, processing, development and exploration activities depend on adequate infrastructure and dependable information technology systems. Reliable power sources, water supply, roads and other infrastructure are important for Barrick’s operations. Water shortages, power outages, sabotage, community, government or other interference in the maintenance or provision of such infrastructure could adversely affect Barrick’s business, financial condition and results of operations.

Barrick is also dependent upon information technology systems in the conduct of its operations. The Company could be adversely affected by network disruptions from a variety of sources, including, without limitation, computer viruses, security breaches, cyber-attacks, natural disasters and defects in design. Barrick’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment information technology systems and software, as well as pre-emptive expenses to mitigate the risk of failure. Any of these or other events could result in information system failures, delays and/or increases in capital expenditures. Given the unpredictability of the timing, nature and scope of information technology disruptions, Barrick could potentially be subject to production downtimes, operational delays, destruction or corruption of data, any of which could have a material adverse effect on the Company’s cash flows, competitive position, financial condition or results of operations.

Best-in-Class initiatives and digitization

Through its Best-in-Class approach, Barrick pursues initiatives to improve the productivity and efficiency of existing systems and operations, including through investments in digital technologies. There can be no certainty that some or any of Barrick’s Best-in-Class initiatives and targeted investments will meet the Company’s capital allocation objectives. In addition, certain Best-in-Class initiatives are still in the early stages of evaluation, and additional engineering and other analysis is required to fully assess their impact. Further, there can be no certainty as to the time required for Barrick to extract value from its digital transformation initiative, or that Barrick will achieve the expected savings or efficiency improvements from this or other Best-in-Class initiatives.

Reputational risk

As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at much greater risk of losing control over how they are perceived in the marketplace. Damage to Barrick’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to Barrick’s handling of environmental matters or the Company’s dealings with community groups), whether true or not. Barrick places a great emphasis on protecting its image and reputation, but the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to Barrick’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.

Mining risks and insurance risks

The mining industry is subject to significant risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological conditions, labor force disruptions, civil strife, unavailability of materials and equipment, weather conditions, pit wall failures, rock bursts, cave-ins, flooding, seismic activity and water conditions, most of which are beyond Barrick’s control. Barrick is also exposed to theft or loss of gold bullion, copper cathode or gold/copper concentrate. These risks and hazards could result in: damage to, or destruction of, mineral properties or producing facilities; personal injury or death; environmental damage; delays in mining; and monetary losses and possible legal liability. As a result, production may fall below historic or estimated levels and Barrick may incur significant costs or experience significant delays that could have a material adverse effect on Barrick’s financial performance, liquidity and results of operations.

Barrick maintains insurance to cover some of these risks and hazards. The insurance is maintained in amounts that are believed to be reasonable depending on the circumstances surrounding the identified risk. No assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums, or that Barrick will obtain or maintain such insurance. Barrick’s property, liability and other insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In addition, Barrick does not have coverage for certain environmental losses and other risks, as such coverage cannot be purchased at a commercially reasonable cost. The lack of, or insufficiency of, insurance coverage could adversely affect Barrick’s cash flow and overall profitability.

Production and cost estimates

Barrick prepares estimates of future production, cash costs and capital costs of production for particular operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Barrick’s future cash flows, profitability, results of operations and financial condition.

Barrick’s actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labor shortages or strikes. Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labor costs, the cost of commodities, general inflationary pressures and currency exchange rates.

Security and human rights

Civil disturbances and criminal activities, such as trespass, illegal mining, sabotage, theft and vandalism, have caused disruptions at certain of Barrick’s operations, including the Porgera joint venture in Papua New Guinea operated by BNL, the Lagunas Norte and Pierina (now in closure) mines in Peru and the Pueblo Viejo mine in the Dominican Republic and certain of Acacia’s operations in Tanzania, occasionally resulting in the suspension of operations. Affected sites have taken certain measures to protect their employees, property and production facilities from these risks. Certain sites have engaged armed and unarmed security personnel and installed perimeter fencing, walls and cameras in sensitive areas, such as main entrances and processing plants. Some sites have entered into arrangements with law enforcement agencies to provide policing and law and order in the areas surrounding the applicable site. Incidents of criminal activity, trespass, illegal mining, theft and vandalism have occasionally led to conflict with security personnel and/or police, which in some cases resulted in injuries and/or fatalities. The measures that have been implemented by the Company or Acacia cannot guarantee that such incidents will not continue to occur and such incidents may halt or delay production, increase operating costs, result in harm to employees or trespassers, decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for the Company or its employees and/or financial damages or penalties.

The manner in which the Company’s or Acacia’s personnel respond to civil disturbances and criminal activities can give rise to additional risks where those responses are not conducted in a manner that is consistent with international standards relating to the use of force and respect for human rights (see “Narrative Description of the Business – Corporate Social Responsiblity”). Barrick and Acacia have implemented a number of measures and safeguards which are designed to assist their personnel in understanding and upholding these standards. The implementation of these measures will not guarantee that the Company’s or Acacia’s personnel will uphold these standards in every instance. The failure to conduct security operations in accordance with these standards can result in harm to employees or community members, increase community tensions, reputational harm to Barrick and its partners or result in litigation, criminal and/or civil liability for the Company, Acacia or their respective employees and/or financial damages or penalties.

Illegal mining, which involves trespass into the operating area of the mine, is both a security and safety issue at the Porgera joint venture operated by BNL and at certain of Acacia’s operations in Tanzania. The illegal miners from time to time have clashed with mine security staff and law enforcement personnel who have attempted to move them away from the facilities. The presence of the illegal miners, given the nature of the mines’ operations, creates a safety issue for the illegal miners as well as Barrick’s and Acacia’s employees and can cause disruptions to mine operations.

It is not possible to determine with certainty the future costs that Barrick may incur in dealing with the issues described above at its operations. However, if the number of incidents increases, costs associated with security, in the case of civil disturbances and illegal mining, may also increase, affecting profitability.

Community relations and license to operate

The Company’s relationships with the communities in which it operates are critical to the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or Barrick’s operations specifically, could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While Barrick is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

Government regulation and changes in legislation

The Company’s business is subject to various levels of government controls and regulations, which are supplemented and revised from time to time. Barrick is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company. To the extent that Barrick fails to or is alleged to fail to comply with any applicable regulation, whether in the future or in the past, the Company may be unable to continue to operate successfully at a particular location. See “Legal Matters – Government Controls and Regulations”.

Exchange and Capital Controls

From time to time emerging market countries in which the Company operates or has interests have adopted measures to restrict the availability of the local currency or the repatriation of capital across borders. These measures are typically imposed by governments and/or central banks during times of local economic instability to prevent the removal of capital or the sudden devaluation of local currencies or to maintain in-country foreign currency reserves. In addition, many emerging markets require supplementary consents or reporting processes before local currency earnings can be converted into U.S. dollars or other currencies and/or such earnings can be repatriated or otherwise transferred outside of the operating jurisdiction. Furthermore, some jurisdictions regulate the amount of earnings that can be maintained by operating entities in off-shore bank accounts and require additional earnings to be held by banks located in the country of operation.

These measures can have a number of negative effects on the Company’s operations. For example, exchange and capital controls reduce the quantum of immediately available capital that the Company could otherwise deploy for investment opportunities or the payment of expenses. As a result, the Company may be required to use other sources of funds for these objectives which may result in increased financing costs. In addition, measures that restrict the availability of the local currency or impose a requirement to operate in the local currency may create practical difficulties for the Company.

Currency fluctuations

Currency fluctuations may affect the costs Barrick incurs at its operations and may affect Barrick’s operating results and cash flows. Gold and copper are each sold throughout the world based principally on the U.S. dollar price, but a portion of Barrick’s operating expenses are incurred in local currencies, such as the Australian dollar, Canadian dollar, Chilean peso, Argentine peso, Dominican peso, Peruvian sol, Papua New Guinea kina, Tanzanian shilling and Zambian kwacha. Appreciation of certain non-U.S. dollar currencies against the U.S. dollar would increase the costs of production at Barrick’s mines, making such mines less profitable. From time to time, Barrick enters into currency hedging contracts to mitigate the impact on operating costs of the appreciation of certain non-U.S. dollar currencies against the U.S. dollar. Barrick may incur an opportunity loss if the U.S. dollar appreciates in value relative to non-U.S. dollar currencies. As of December 31, 2017, Barrick had no foreign currency derivative contracts beyond spot requirements. There can be no assurance that Barrick will enter into foreign currency hedging activities in the future. See “– Use of derivatives”.

U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws

The Foreign Corrupt Practices Act (United States) and the Corruption of Foreign Public Officials Act (Canada) and anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. Barrick’s policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. Barrick operates in jurisdictions that have experienced governmental and private sector corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurance that Barrick’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on Barrick’s reputation, as well as business, financial position and results of operations and could cause the market value of Barrick’s common shares to decline.

Interest rates

A significant, prolonged decrease in interest rates could have a material adverse impact on the interest earned on Barrick’s cash balances ($2.2 billion at December 31, 2017). The Company’s interest rate exposure mainly relates to the mark-to-market value of derivative instruments, the fair value of and ongoing payments under U.S. dollar interest rate swaps, the carrying value of certain long lived assets and liabilities, and to the interest payments on its variable-rate debt ($0.1 billion at December 31, 2017). There can be no assurance that Barrick will continue the hedging activities that it currently undertakes. See “– Use of derivatives”.

Use of derivatives

From time to time, Barrick may use certain derivative products to manage the risks associated with gold, copper and silver price volatility, changes in other commodity input prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including: (i) credit risk – the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with Barrick or adversely affect the financial and other terms the counterparty is able to offer Barrick; (ii) market liquidity risk – the risk that Barrick has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in Barrick incurring an unrealized mark-to-market loss in respect of such derivative products. For a summary of the derivative instruments used in the Company’s currency, interest rate and commodity hedge programs, see page 49 of the MD&A and Note 25 to the Consolidated Financial Statements. See also “– Global financial conditions”.

Litigation

Barrick is currently subject to litigation and may be involved in disputes with other parties in the future which may result in litigation. The results of litigation cannot be predicted with certainty. The costs of defending or settling such litigation can be significant. If Barrick is unable to resolve these disputes favourably, it may have a material adverse impact on Barrick’s financial performance, cash flow and results of operations. See “Legal Matters – Legal Proceedings”.

Holding of Acacia

On March 24, 2010, Acacia began operating as a separate, publicly traded company that holds all of Barrick’s former African gold mines, gold projects and gold exploration properties. Barrick retained an equity interest of 73.9% in Acacia. This holding was reduced to 63.9% following a partial divestment of shares completed on March 11, 2014. Barrick and Acacia are parties to a relationship agreement that regulates various aspects of the ongoing relationship between the two companies, the principal purpose of which is to ensure that Acacia is capable of carrying on its business independently of Barrick and that any transactions and relationships with Barrick occur at arm’s length and under normal commercial terms. Accordingly, the board of directors and/or executive management team of Acacia may determine to undertake actions that are different than those that the board of directors and/or executive management team of Barrick would have taken. In addition, the minority shareholders of Acacia represent an important stakeholder group that is required to be considered in Acacia’s corporate governance and decision-making. Given the potential divergence in stakeholder interests, there is a risk that actions undertaken by Acacia could differ from actions that would have been taken by Barrick and in certain circumstances could adversely affect Barrick’s reputation and/or result in potential civil or criminal liability for the Company. In addition, holding a controlling equity interest in a London Stock Exchange-listed company such as Acacia places certain practical and regulatory constraints on the manner in which Barrick could dispose of its interest in Acacia, should it determine it wishes to do so. Furthermore, market fluctuations could adversely affect the market price of Acacia and the value which Barrick could realize on this investment.

On March 3, 2017, the Tanzanian Ministry of Energy and Minerals imposed the Ban, a ban on exports of gold/copper concentrate, following a directive made by the President of the United Republic of Tanzania. This includes gold/copper concentrate exported by Acacia’s Bulyanhulu and Buzwagi mines. Despite efforts to have the Ban lifted, it continues to remain in force at the date hereof. In addition to the Ban, new and amended legislation was passed in Tanzania in early July 2017, including various amendments to the 2010 Mining Act and a new Finance Act. The amendments to the 2010 Mining Act increased the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), and the new Finance Act imposes a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017. In January 2018, new Mining Regulations were announced by the Tanzanian Government introducing, among other things, local content requirements, export regulations and mineral rights regulations, the scope and effect of which remain under review by Acacia.

The Tanzanian Government has also alleged that Acacia failed to declare revenue in tax years 2000-2017 and has re-assessed Acacia for approximately $190 billion for that period which Acacia considers to be implausible. See “– Acacia Mining plc – Concentrate Export Ban and Related Disputes” and “– Acacia Mining plc – Tanzanian Revenue Authority” in “Legal Matters – Legal Proceedings”.

There can be no assurance that Barrick and/or Acacia will come to an agreement to resolve the Ban or the tax re-assessment described above, or that the Government of Tanzania will not impose other measures that may negatively impact Acacia’s performance or operations. Failure to reach a satisfactory settlement with, or the imposition of other measures by, the Government of Tanzania may have a material adverse impact on Barrick’s cash flows, earnings, results of operations and financial position.

Title to properties

The validity of mining claims, which constitute most of Barrick’s property holdings, can be uncertain and may be contested. Although Barrick has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to undeveloped properties, may be defective. Any disputes about Barrick’s property holdings or title may have a material adverse impact on Barrick’s financial performance, cash flow and results of operations.

Acquisitions and integration

From time to time, Barrick examines opportunities to acquire additional mining assets and businesses. Any acquisition that Barrick may choose to complete may be of a significant size, may change the scale of Barrick’s business and operations, and may expose Barrick to new or greater geographic, political, operating, financial, legal and geological risks. Barrick’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition and integrate the acquired operations successfully with those of Barrick. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after Barrick has committed to complete the transaction and established the purchase price or exchange ratio; a material orebody may prove to be below expectations; Barrick may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt Barrick’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that Barrick chooses to raise debt capital to finance any such acquisition, Barrick’s leverage will be increased. If Barrick chooses to use equity as consideration for any such acquisition, existing shareholders may suffer dilution. In addition, many companies in the mining industry have recently seen substantial downward pressure on their equity values after announcing significant acquisitions. There is a risk that if Barrick was to announce a significant acquisition, the value of Barrick’s common shares could decrease over the short-, medium- and/or long-term. Barrick cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit Barrick’s business. There can be no assurance that Barrick would be successful in overcoming the risks noted above or any other problems encountered in connection with such acquisitions.

Divestitures

Barrick has recently sold or reduced its interest in certain assets. In connection with these dispositions, Barrick has given representations and warranties and indemnities customary for transactions of this type and may have also, in certain cases, agreed to retain responsibility for certain liabilities related to the period prior to the sale. As a result, Barrick may incur liability in the future associated with assets it no longer owns or in which it has a reduced interest.

Employee relations

Barrick’s ability to achieve its future goals and objectives is dependent, in part, on maintaining good relations with its employees and minimizing employee turnover. Work stoppages or other industrial relations events at Barrick’s major capital projects could lead to project delays or increased costs. A prolonged labor disruption at any of its material properties could have a material adverse impact on its operations as a whole.

Availability and increased cost of critical parts, equipment and skilled labor

An increase in worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labor may cause unanticipated cost increases and delays in delivery times, thereby impacting the Company’s operating costs, capital expenditures and production schedules.

Internal control environment

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to a company’s management, including its President and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Barrick has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. See “Internal Control Over Financial Reporting and Disclosure Controls and Procedures”.

Competition

Barrick competes with other mining companies and individuals for mining claims and leases on exploration properties, the acquisition of mining assets and access to water, power and other required infrastructure. This competition may increase Barrick’s cost of acquiring suitable claims, properties and assets, should they become available to Barrick. Barrick also competes with other mining companies to attract and retain key executives and employees. There can be no assurance that Barrick will continue to be able to compete successfully with its competitors in acquiring properties, assets or access to infrastructure or in attracting and retaining skilled and experienced employees.

Ability to support the carrying value of goodwill and non-current assets

As of December 31, 2017, the carrying value of Barrick’s goodwill was approximately $1.3 billion or 5% of Barrick’s total assets. Goodwill is allocated to each cash generating unit (“CGU”), where CGUs generally represent individual mineral properties. Goodwill is tested annually for impairment at the beginning of the fourth quarter. In addition, at each reporting period, Barrick assesses whether there is an indication that goodwill is impaired and, if there is such an indication, Barrick tests for goodwill impairment at that time. The test for goodwill impairment involves a comparison of the recoverable amount of an operating segment to its carrying value. A goodwill impairment charge is recognized for any excess of the carrying amount of the operating segment over its recoverable amount.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount of these assets may not be recoverable. The impairment test is carried out using the same approach that is used for goodwill.

Barrick recorded net impairment reversals of $7 million (after-tax and our share) on non-current assets for the year ended December 31, 2017. This includes impairments taken at Acacia’s Bulyanhulu mine related to the continued challenges experienced in the operating environment in Tanzania and net impairments taken at Pascua-Lama, mainly attributable to the reclassification of open-pit reserves to resources after receiving a closure order from the Chilean regulators. The assessment for goodwill and non-current asset impairment is subjective and requires management to make estimates and assumptions for a number of factors that market participants would make about the recoverable amount of the CGU, including estimates of production levels, operating costs and capital expenditures and permitting assumptions reflected in Barrick’s life of mine plans, as well as economic factors beyond management’s control, such as gold and copper prices, discount rates and observable net asset value multiples. Should management’s estimate of the future not reflect actual events, further goodwill or non-current asset impairment charges may materialize and the timing and amount of such impairment charges are difficult to predict.

Market price of Barrick’s shares

Securities of mining companies have experienced volatility in the past, at times unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and internationally, currency fluctuations and market perceptions of the attractiveness of particular industries. The price of Barrick’s common shares is also likely to be affected by short-term changes in gold and copper prices. As a result of these changes, the market price of Barrick’s common shares at any given point in time may not accurately reflect Barrick’s long-term value. Securities class action litigation is also becoming more prevalent and is often brought against companies following periods of volatility in the market price of their securities. Barrick may in the future be the target of similar litigation which could result in substantial defense costs and divert management’s attention and resources.

Foreign Subsidiaries

A significant portion of Barrick’s business is carried on through subsidiaries, including foreign subsidiaries. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Barrick’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on Barrick’s valuation and stock price.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Reference is made to the Management’s Discussion and Analysis of Financial and Operating Results of the Company (IFRS) for the year ended December 31, 2017, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F.

CONSOLIDATED FINANCIAL STATEMENTS

Reference is made to the Company’s Consolidated Financial Statements as at and for the year ended December 31, 2017 (IFRS), which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F.

CAPITAL STRUCTURE

Set forth below is a description of Barrick’s share capital. The following statements are brief summaries of, and are subject to the provisions of, the articles of amalgamation and by-laws of Barrick and the relevant provisions of the Business Corporations Act (Ontario).

General

Barrick’s authorized share capital consists of an unlimited number of Barrick common shares, an unlimited number of first preferred shares issuable in series (the “First Preferred Shares”) and an unlimited number of second preferred shares issuable in series (the “Second Preferred Shares”).

Common Shares

The holders of Barrick common shares are entitled to one vote for each share on all matters submitted to a vote of shareholders and do not have cumulative voting rights. The holders of Barrick common shares are entitled to receive dividends if, as and when declared by the Board of Directors of Barrick in respect of the Barrick common shares. Subject to the prior rights of the holders, if any, of the First Preferred Shares and Second Preferred Shares then outstanding and of the shares then outstanding of any other class ranking senior to the Barrick common shares, the holders of Barrick common shares are entitled to share ratably in any distribution of the assets of Barrick upon liquidation, dissolution or winding-up, after satisfaction of all debts and other liabilities. As of March 19, 2018, there were 1,166,892,835 Barrick common shares issued and outstanding.

The rights, preferences and privileges of holders of Barrick common shares are subject to the rights of the holders of shares of any series of First Preferred Shares or Second Preferred Shares or any other class ranking senior to the Barrick common shares that Barrick may issue in the future.

There are no limitations contained in the articles or by-laws of Barrick or in the Business Corporations Act (Ontario) on the ability of a person who is not a Canadian resident to hold Barrick common shares or exercise the voting rights associated with Barrick common shares. The Barrick common shares are not subject to any exchange, conversion, exercise, redemption, retraction, surrender or similar rights or restrictions.

Preferred Shares

First Preferred Shares and Second Preferred Shares may be issued from time to time in series. The Board of Directors of the Company determines by resolution the designation, rights, privileges, restrictions and conditions to be attached to each such series.

The Company is entitled to redeem all or any part of the First Preferred Shares or Second Preferred Shares of any series on payment for each share of the amount equal to the result obtained when the stated capital account for the series is divided by the number of issued and outstanding shares of such series together with such premium, if any, as may be determined by the Board of Directors in connection with its determination of the designation, rights, privileges, restrictions and conditions to be attached to the applicable series, and all declared and unpaid dividends thereon. The Company is also entitled to purchase for cancellation all or any part of the First Preferred Shares of any series.

The First Preferred Shares and the Second Preferred Shares of each series are entitled to a preference over the common shares of the Company and any other shares ranking junior to the First Preferred Shares or Second Preferred Shares, as the case may be, with respect to the payment of dividends and the distribution of assets in the event of a liquidation, dissolution or winding-up of the Company. Any series of First Preferred Shares or Second Preferred Shares may also be given such other preferences over the common shares and any other shares ranking junior to the First Preferred Shares or Second Preferred Shares, as the case may be, as may be determined. In the event of a liquidation, dissolution or winding-up of the Company, the holders of the First Preferred Shares are entitled to receive, in the aggregate, the amount of the stated capital account of the First Preferred Shares plus all declared and unpaid dividends plus, if the liquidation, dissolution or winding-up is voluntary, any premium to which the shares would be entitled on a redemption, before any amount is paid or property or assets are distributed to the holders of common shares or any other shares ranking junior to the First Preferred Shares. After payment of such amount, the holders of the First Preferred Shares are not entitled to share in any further distribution of the property or assets of the Company. In the event of a liquidation, dissolution or winding-up of the Company, the holders of the Second Preferred Shares are entitled to receive, in the aggregate, the amount of the stated capital account of the Second Preferred Shares plus all declared and unpaid dividends plus, if the liquidation, dissolution or winding-up is voluntary, any premium to which the shares would be entitled on a redemption, before any amount is paid or property or assets are distributed to the holders of common shares or any other shares ranking junior to the Second Preferred Shares. After payment of such amount, the holders of the Second Preferred Shares are not entitled to share in any further distribution of the property or assets of the Company.

The holders of First Preferred Shares and Second Preferred Shares are entitled to receive fixed, non-cumulative preferential quarterly cash dividends at such rate and on such dates as may be determined by the Board of Directors in connection with its determination of the designation, rights, privileges, restrictions and conditions to be attached to the applicable series.

The approval of the holders of the First Preferred Shares or the Second Preferred Shares is required to delete or vary any right, privilege, restriction or condition attaching to the First Preferred Shares or Second Preferred Shares, as the case may be, as a class and any other matter requiring the approval or consent of the holders of the First Preferred Shares or the Second Preferred Shares, as the case may be, as a class.

The first series of First Preferred Shares is designated as “$0.114 Non-cumulative Redeemable Convertible First Preferred Shares, Series A” (the “First Preferred Shares, Series A”), consisting of 10,000,000 First Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, the First Preferred Shares, Series A are entitled to fixed non-cumulative preferential cash dividends of C$0.114 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for the First Preferred Shares, Series A is initially C$1.90 per share, but it may change if the Company gives notice that it has determined that the market price of the First Preferred Shares, Series A is a stipulated price. On or after the day that is 30 days after such notice is given, a holder of First Preferred Shares, Series A can require the Company to redeem his or her First Preferred Shares, Series A. The approval of the holders of the First Preferred Shares, Series A is required in respect of certain changes to the provisions relating to the First Preferred Shares or the First Preferred Shares, Series A. As of March 19, 2018, there were no First Preferred Shares, Series A issued and outstanding.

The second series of First Preferred Shares is designated as “$0.126 Non-cumulative Redeemable Convertible First Preferred Shares, Series B” (the “First Preferred Shares, Series B”), consisting of 10,000,000 First Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, the First Preferred Shares, Series B are entitled to fixed non-cumulative preferential cash dividends of C$0.126 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for each First Preferred Share, Series B is its stated capital (being C$2.10 per share) plus a premium of C$0.2625 per share, together with all declared and unpaid dividends. The approval of the holders of the First Preferred Shares, Series B is required in respect of certain changes to the provisions relating to the First Preferred Shares or the First Preferred Shares, Series B. No class of shares may be created or issued ranking as to capital or dividends prior to or on parity with the First Preferred Shares except with the prior approval of the holders of the First Preferred Shares, Series B. As of March 19, 2018, there were no First Preferred Shares, Series B issued and outstanding.

The third series of First Preferred Shares is designated as “First Preferred Shares, Series C Special Voting Share” (the “Special Voting Share”), consisting of one Special Voting Share. The Special Voting Share was issued to effect the assumption by Barrick of the BGI exchangeable share structure in connection with the acquisition of Homestake. In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, except as otherwise required by applicable law, the holder of record of the Special Voting Share has a number of votes equal to the number of BGI exchangeable shares outstanding from time to time, which are not owned by Barrick or its subsidiaries or affiliates, multiplied by 0.53. The holder of the Special Voting Share will vote together with the holders of Barrick common shares as a single class on all matters submitted to a vote of the holders of the Barrick common shares, except as may be required by applicable law. The holder of the Special Voting Share is entitled to receive, in any distribution of property or assets of Barrick upon any liquidation, dissolution or winding up of Barrick, an amount equal to the stated capital of the share plus all declared and unpaid dividends on the share, before any amount is paid or distributed in respect of the Barrick common shares or any other Barrick shares ranking junior to the Special Voting Share. The holder of the Special Voting Share is entitled to receive a dividend of C$0.04 per year. All outstanding BGI exchangeable shares (other than BGI exchangeable shares owned by Barrick or any subsidiary or affiliate of Barrick) were redeemed by Barrick on February 27, 2009. The Special Voting Share was redeemed and cancelled by Barrick in March 2009.

The first series of Second Preferred Shares is designated as “$0.222 Non-cumulative Redeemable Convertible Second Preferred Shares, Series A” (the “Second Preferred Shares, Series A”), consisting of 15,000,000 Second Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the Second Preferred Shares as a class, the Second Preferred Shares, Series A are entitled to fixed non-cumulative preferential cash dividends of C$0.222 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for each Second Preferred Share, Series A is C$2.43 per share, together with all declared and unpaid dividends. A holder of Second Preferred Shares, Series A can require the Company to redeem his or her Second Preferred Shares, Series A at the redemption price. The approval of the holders of the Second Preferred Shares, Series A is required in respect of certain changes to the provisions relating to the Second Preferred Shares or the Second Preferred Shares, Series A. No class of shares may be created or issued ranking as to capital or dividends prior to or on parity with the Second Preferred Shares (with the exception of the First Preferred Shares) except with the prior approval of the holders of the Second Preferred Shares, Series A. As of March 19, 2018, there were no Second Preferred Shares, Series A issued and outstanding.

RATINGS

The following table sets out the ratings of Barrick’s corporate debt by the rating agencies indicated as at March 22, 2018:

Rating Agency
	Moody’s Investors Service	Standard & Poor’s Ratings Services	DBRS

Senior Unsecured Debt	Baa2	BBB	BBB (low)

The DBRS credit rating is current to January 23, 2018, the Moody’s credit rating is current to March 1, 2018 and the S&P credit rating is current to March 22, 2018.

Moody’s Investors Service (“Moody’s”) credit ratings for long-term debt are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of Baa is the fourth highest of nine major categories. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. A Moody’s rating outlook is an opinion regarding the likely rating direction over the medium-term. Ratings outlooks fall into four categories: positive, negative, stable, and developing. A stable outlook indicates a low likelihood of a rating change over the medium term. A negative, positive or developing outlook indicates a higher likelihood of a rating change over the medium term. The time between the assignment of a new rating outlook and a subsequent rating action has historically varied widely. On average, the next rating action has followed within about a year. The next rating action subsequent to the assignment of a negative rating outlook has historically been a downgrade or review for possible downgrade. In August 2015, Moody’s lowered its rating on the Company’s senior unsecured debt from Baa2 to Baa3 and assigned a stable outlook. In January 2016, Moody’s placed the Company’s senior unsecured debt rating on review for downgrade. In March 2016, Moody’s affirmed the Company’s Baa3 rating and assigned a negative outlook. In August 2016, Moody’s affirmed the Company’s Baa3 rating and revised its outlook to stable from negative. In September 2017, Moody’s affirmed the Company’s Baa3 rating with a stable outlook. On March 1, 2018, Moody’s upgraded the rating on Barrick’s senior unsecured debt to Baa2 with a stable outlook. According to the Moody’s rating system, long-term obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and, as such, may possess certain speculative characteristics.

Standard & Poor’s Ratings Services (“S&P”) credit ratings for long-term debt are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. The BBB rating is the fourth highest of ten major categories. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. If S&P anticipates that a credit rating may change in the next six to 24 months, it may issue an updated ratings outlook indicating whether the possible change is likely to be “positive”, “negative”, “stable” or “developing”. However, a rating outlook does not mean that a rating change is inevitable. In March 2015, S&P lowered the Company’s long-term corporate credit rating to BBB- and also placed a stable outlook on the rating, noting the Company’s liquidity position as strong and that the downgrade reflects its revised estimates for the Company following the release of its year-end 2014 results. In March 2016, S&P affirmed the Company’s BBB- rating with a stable outlook. In August 2016, S&P affirmed the Company’s BBB- rating and raised its outlook to positive from stable. On March 22, 2018, S&P upgraded the rating on Barrick’s senior unsecured debt to BBB with a stable outlook. According to the S&P rating system, an obligor rated BBB has adequate capacity to meet its financial commitments, but adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments.

DBRS Limited (“DBRS”) uses a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated, and, with the exception of the AAA and D categories, also contains the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the “middle” of the category. In August 2015, DBRS downgraded its rating on the Company’s senior unsecured debt to BBB (low) from BBB and assigned a stable trend. In November 2016, DBRS affirmed the Company’s BBB (low) rating with a stable trend. In January 2018, DBRS affirmed the Company’s BBB (low) rating and raised its trend to positive from stable. According to DBRS, a rating of BBB is in the fourth highest of ten major categories and is of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. Entities in this category are considered to be vulnerable to future events, but qualifying negative factors are considered manageable.

Barrick understands that the ratings are based on, among other things, information furnished to the above ratings agencies by Barrick and information obtained by the ratings agencies from publicly available sources. The credit ratings given to Barrick’s debt instruments by the rating agencies are not recommendations to buy, hold or sell such debt instruments since such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. Credit ratings are intended to provide investors with (i) an independent measure of the credit quality of an issue of securities; (ii) an indication of the likelihood of repayment for an issue of securities; and (iii) an indication of the capacity and willingness of the issuer to meet its financial obligations in accordance with the terms of those securities. Credit ratings accorded to Barrick’s debt instruments may not reflect the potential impact of all risks on the value of such instruments, including risks related to market or other factors discussed in this Annual Information Form (see also “Risk Factors”).

Barrick has paid each of Moody’s and S&P its customary fees in connection with the provision of the above credit ratings. The Company has not made any payments to DBRS and no payments have been made to Moody’s and S&P unrelated to the provision of their rating services for the last two years.

MARKET FOR SECURITIES

Barrick’s common shares are listed and posted for trading on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ABX. The following table outlines the closing share price trading range and volume of shares traded by month in 2017, and for the period from January 1, 2018 to March 19, 2018, based on trading information published by each exchange.

	Toronto Stock Exchange			New York Stock Exchange
	Share Price Trading Range		Share Volume	Share Price Trading Range		Share Volume
	High	Low		High	Low
2017	(C$ per share)		(millions)	($ per share)		(millions)
January	24.16	21.31	90	18.60	15.87	374
February	27.19	23.62	73	20.78	18.07	311
March	26.48	23.34	81	19.77	17.35	307
April	27.03	22.56	83	20.36	16.57	286
May	23.66	21.77	69	17.38	15.86	274
June	22.92	20.43	64	17.04	15.51	240
July	21.37	19.25	47	17.12	15.26	232
August	22.70	20.74	49	18.09	16.35	224
September	22.70	19.95	51	18.35	16.06	180
October	21.03	18.57	44	16.83	14.41	201
November	18.80	17.32	49	14.56	13.46	199
December	18.59	17.07	51	14.67	13.28	198

2018
January	19.49	17.44	62	15.52	14.16	250
February	17.87	14.78	65	14.52	11.51	288
March 1 to 19	16.21	14.26	41	12.40	11.07	194

Acacia’s common shares are listed and posted for trading on the LSE under the symbol ACA. The following table outlines the closing share price trading range and volume of shares traded by month in 2017, and for the period from January 1, 2018 to March 19, 2018, based on trading information provided by the LSE.

	London Stock Exchange
	Share Price Trading Range		Total Share Volume
	High	Low
2017	(GBp+ per share)		(millions)
January	435	369.7	23
February	541	420.3	24
March	540	414.9	34
April	493.4	391	19
May	438.1	265.9	41
June	308	261	58
July	287.3	157.8	61
August	215.4	175.4	43
September	207.1	174.8	31

	London Stock Exchange
	Share Price Trading Range		Total Share Volume
	High	Low
October	212	180.3	45
November	197.7	171.6	34
December	198.5	161.5	23

2018
January	185.5	202.9	21
February	186.0	139.0	33
March 1 to 19	150.2	133.5	20

MATERIAL CONTRACTS

Set out below is a description of Barrick’s material contracts as at December 31, 2017.

On March 6, 2003, Placer Dome entered into an Indenture (the “2003 Indenture”) with Deutsche Bank Trust Company Americas in connection with the issuance of senior debt securities.

On March 6, 2003, Placer Dome entered into a First Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $200 million principal amount of 6.375% debentures on March 6, 2003. This First Supplemental Indenture, together with the original 2003 Indenture, sets out the terms and conditions pertaining to the $200 million principal amount 6.375% debentures.

On October 10, 2003, Placer Dome entered into a Second Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $300 million principal amount of 6.45% debentures on October 10, 2003. This Second Supplemental Indenture, together with the original 2003 Indenture, sets out the terms and conditions pertaining to the $300 million principal amount 6.45% debentures.

On November 12, 2004, Barrick entered into an Indenture with Barrick Gold Inc., Barrick Gold Finance Company and JPMorgan Chase Bank (the “2004 Indenture”). Pursuant to the 2004 Indenture, (a) Barrick issued $200 million principal amount of 5.80% notes due 2034 (the “Barrick 2034 Notes”), (b) Barrick Gold Finance Company issued $200 million principal amount of 5.80% notes due 2034 (the “BGFC 2034 Notes”), and (c) Barrick Gold Finance Company issued $350 million principal amount of 4.875% notes due 2014 (the “BGFC 2014 Notes”), all on November 12, 2004. On December 16, 2013, the entire balance of the BGFC 2014 Notes was repaid in full. The 2004 Indenture sets out the terms and conditions pertaining to the Barrick 2034 Notes and the BGFC 2034 Notes. The BGFC 2034 Notes are unconditionally guaranteed by Barrick.

On October 12, 2006, Barrick International (Barbados) Corp., formerly Barrick International Bank Corp. (“BIBC”) issued an aggregate of $1 billion of notes (the “BIBC Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036 pursuant to an Indenture dated as of the same date among BIBC, as issuer, Barrick (HMC) Mining Company (“Barrick (HMC)”), as initial joint obligor, Barrick, as parent guarantor and The Bank of New York, as trustee (the “2006 Indenture”). The 2006 Indenture sets out the terms and conditions pertaining to the BIBC Notes, which include an unconditional guarantee by Barrick.

On the same date, and as part of the same transaction, ABX Financing Company (“ABXFC”), a company incorporated for the purpose of acquiring the BIBC Notes, issued an aggregate of $1 billion of notes (the “ABXFC Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036 pursuant to an Indenture dated as of the same date among ABXFC, as issuer, BIBC, Barrick (HMC) and Barrick, as guarantors, and The Bank of New York, as trustee (the “ABXFC Indenture”). On October 15, 2015, the outstanding principal amount of the 5.75% notes due 2016 was repaid in full. The ABXFC Indenture sets out the terms and conditions pertaining to the ABXFC Notes, which include an unconditional guarantee by Barrick, BIBC and Barrick (HMC).

On September 11, 2008, Barrick entered into an Indenture with Barrick Gold Financeco LLC, Barrick North America Finance LLC and The Bank of New York Mellon (“2008 Indenture”). Pursuant to the 2008 Indenture, (i) Barrick Gold Financeco LLC issued $500 million principal amount 6.125% notes due 2013 (the “BGFC 2013 Notes”), and (ii) Barrick North America Finance LLC issued $500 million principal amount 6.80% notes due 2018 (the “BNAF 2018 Notes”) and $250 million principal amount 7.50% notes due 2038 (the “BNAF 2038 Notes”), all on September 11, 2008. On March 19, 2009, Barrick issued an aggregate of $750 million principal amount 6.95% notes due 2019 (the “BGC 2019 Notes”) pursuant to the 2008 Indenture. During 2013, upon maturity, the outstanding principal amount of the BGFC 2013 Notes was repaid in full. On October 28, 2015, pursuant to a cash tender offer, $275 million of the principal amount of the BGC 2019 Notes was repaid. On March 21, 2016, pursuant to a cash tender offer, approximately $227 million of the principal amount of the BNAF 2018 Notes and approximately $196 million of the principal amount of the BGC 2019 Notes was repaid. On September 26, 2016, the outstanding principal amount of the BNAF 2018 Notes was repaid in full. On June 20, 2017, the outstanding principal amount of the BGC 2019 Notes was repaid in full. The 2008 Indenture sets out the terms and conditions pertaining to the BNAF 2018 Notes, the BNAF 2038 Notes and the BGC 2019 Notes. The BNAF 2038 Notes are unconditionally guaranteed by Barrick.

On October 16, 2009, Barrick entered into an Indenture with Barrick (PD) Australia Finance Pty Ltd. and the Bank of New York Mellon (the “2009 Indenture”). Pursuant to the 2009 Indenture, Barrick (PD) Australia Finance Pty Ltd. issued $400 million principal amount 4.950% notes due 2020 (the “BPDAF 2020 Notes”) and $850 million principal amount 5.950% notes due 2039 (the “BPDAF 2039 Notes”), all on October 16, 2009. On March 21, 2016, pursuant to a cash tender offer, approximately $152 million of the principal amount of the BPDAF 2020 Notes was repaid. The 2009 Indenture sets out the terms and conditions pertaining to the BPDAF 2020 Notes and the BPDAF 2039 Notes. Each of the BPDAF 2020 Notes and the BPDAF 2039 Notes are unconditionally guaranteed by Barrick.

On June 1, 2011, Barrick entered into an Indenture with Barrick North America Finance LLC (“BNAF”), Citibank N.A. and Wilmington Trust Company (the “2011 Indenture”). Pursuant to the 2011 Indenture, Barrick and BNAF issued an aggregate of $4.0 billion in debt securities comprised of: $700 million of 1.75% notes due 2014 (the “Barrick 2014 Notes”) and $1.1 billion of 2.90% notes due 2016 (the “Barrick 2016 Notes”), each issued by Barrick, as well as $1.35 billion of 4.40% notes due 2021 (the “BNAF 2021 Notes”) and $850 million of 5.70% notes due 2041 (the “BNAF 2041 Notes”), each issued by BNAF. On December 16, 2013, the outstanding principal amount of the Barrick 2014 Notes was repaid in full. On September 9, 2015, the outstanding principal amount of the Barrick 2016 Notes was repaid in full. In 2016, approximately $721 million of the principal amount of the BNAF 2021 Notes was repaid pursuant to cash tender offers. The BNAF 2021 Notes and the BNAF 2041 Notes are unconditionally guaranteed by Barrick.

On April 3, 2012, Barrick issued an aggregate of $2 billion in debt securities pursuant to the 2011 Indenture, comprised of $1.25 billion of 3.85% notes due 2022 and $750 million of 5.25% notes due 2042. In 2015, approximately $913 million of the principal amount of the 3.85% notes due 2022 was repaid pursuant to cash tender offers.

On May 2, 2013, Barrick and BNAF issued an aggregate of $3 billion in debt securities pursuant to the 2011 Indenture, comprised of $650 million of 2.50% notes due 2018 and $1.5 billion of 4.10% notes due 2023 issued by Barrick as well as $850 million of 5.75% notes due 2043 issued by BNAF (the “BNAF Notes”). The BNAF Notes are unconditionally guaranteed by Barrick. On December 3, 2013, pursuant to a cash tender offer, approximately $398 million of the principal amount of the 2.50% notes due 2018 was repaid. In 2015, approximately $129 million of the principal amount of the 2.50% notes due 2018 and approximately $769 million of the principal amount of the 4.10% notes due 2023 was repaid pursuant to cash tender offers. On March 21, 2016, pursuant to a cash tender offer, approximately $18 million of the principal amount of the 2.50% notes due 2018 was repaid. On June 24, 2016, the outstanding principal amount of the 2.50% notes due 2018 was repaid in full. On September 21, 2017, the outstanding principal amount of the 4.10% notes due 2023 was repaid in full.

TRANSFER AGENTS AND REGISTRARS

Barrick’s transfer agent and registrar for its common shares is AST Trust Company (Canada) in Canada at its principal office in Toronto, Ontario and American Stock Transfer & Trust Company, LLC in the United States at its principal office in Brooklyn, New York.

DIVIDEND POLICY

On August 5, 2015, Barrick announced that its Board of Directors reduced the quarterly dividend on its common shares by 60% from $0.05 to $0.02 per quarter to increase financial flexibility in light of market conditions. The reduction in the quarterly dividend became effective starting with the dividend payable in mid-September 2015. In 2015, Barrick paid an aggregate cash dividend of $0.14 per common share: $0.05 in mid-March, $0.05 in mid-June, $0.02 in mid-September and $0.02 in mid-December. In 2016, Barrick paid an aggregate cash dividend of $0.08 per common share: $0.02 in mid-March, $0.02 in mid-June, $0.02 in mid-September and $0.02 in mid-December. On February 15, 2017, Barrick announced that its Board of Directors increased its quarterly dividend from $0.02 per share to $0.03 per share beginning with the dividend payable in mid-March 2017. In 2017, Barrick paid an aggregate cash dividend of $0.12 per common share: $0.03 in mid-March, $0.03 in mid-June, $0.03 in mid-September and $0.03 in mid-December. On February 14, 2017, Barrick announced that its Board of Directors had declared a dividend of $0.03, payable on March 15, 2018. The amount and timing of dividends are within the discretion of the Board of Directors. The Board of Directors reviews the dividend quarterly based on, among other things, the Company’s current and projected liquidity profile.

Also on August 5, 2015, the Board of Directors approved a Dividend Reinvestment Plan (the “DRIP”), which was made available to eligible shareholders beginning with the mid-September 2015 dividend. The DRIP allows registered or beneficial holders of Barrick’s common shares who reside in Canada or the United States to reinvest cash dividends paid on their common shares in additional common shares issued from treasury at a discount to the average market price (as defined in the DRIP), currently set at 3% and subject to change at the discretion of the Board of Directors.

DIRECTORS AND OFFICERS OF THE COMPANY

As of March 19, 2018, directors and executive officers of Barrick as a group beneficially own, directly or indirectly, or exercise control or direction over 3,099,209 common shares representing approximately 0.27% of the outstanding common shares of Barrick.

Directors of the Company

Gary A. Doer and Dambisa F. Moyo will not stand for re-election as directors at the Company’s upcoming annual meeting of shareholders to be held on April 24, 2018 (the “AGM”). The Board of Directors has nominated two new independent directors to stand for election at the AGM: María I. Benítez and Patricia A. Hatter.

The present term of each director will expire at the next annual meeting of shareholders or upon such director’s successor being elected or appointed. The following are the directors of the Company as at March 19, 2018:

Name (age) and municipality of residence	Principal occupations during past 5 years
Gustavo A. Cisneros (72) Santo Domingo, Dominican Republic

Mr. Cisneros is the Chairman of Cisneros, a privately-held media, entertainment, technology, and consumer products organization. Mr. Cisneros is a member of Barrick’s International Advisory Board. He is also a senior advisor to RRE Ventures LLC, a venture capital firm. Mr. Cisneros is a member of the advisory boards of a number of organizations and universities, including the United Nations Information and Communication Technologies (ICT) Task Force, Haiti Presidential International Advisory Board, The Americas Society, and Harvard University. Mr. Cisneros holds an undergraduate degree from Babson College.

Barrick Board Details:

•  Director since September 9, 2003

Graham G. Clow (67) Toronto, Ontario Canada	Mr. Clow is the Chairman and Principal Mining Engineer of Roscoe Postle Associates Inc. (RPA), a consulting firm providing reserves and resources services to the mining industry at all stages of project development. He has more than 40 years of experience in all aspects of mining, including acquisitions, exploration, feasibility, finance, development, construction, operations, and closure. Prior to joining RPA in 2001, Mr. Clow spent more than 20 years in senior executive and operating positions, including with publicly listed mining companies. For a number of years, Mr. Clow served as an Adjunct Professor at the Lassonde Mineral Institute, University of Toronto, where he lectured in resource and reserve estimation. He was formerly the Chairman of the Metal Mining Division of the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM) and was a member of the committee on ore reserve definitions that established the requirements for the Canadian Securities Administrators’ National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Mr. Clow is a Fellow of the CIM and has been awarded the Vale Medal and the CIM Metal Mining Award for his contributions to the industry. He holds degrees in geology and mining engineering from Queen’s University.

Name (age) and municipality of residence	Principal occupations during past 5 years
Barrick Board Details: • Director since April 26, 2016

Gary A. Doer (69) Winnipeg, Manitoba Canada

Mr. Doer has been a Senior Business Advisor to the law firm Dentons Canada LLP since August 2016. From October 2009 until January 2016, Mr. Doer was Canada’s ambassador to the United States, a jurisdiction that represents a very significant portion of Barrick’s business. Prior to that, he was Premier of Manitoba for 10 years. Mr. Doer is a volunteer Co-Chair of the Wilson Centre’s Canada Institute, a non-partisan public policy forum focused on Canada-U.S. relations. In 2010, he became a Member of the Order of Manitoba and, in 2011, he received a distinguished diplomatic service award from the World Affairs Council.

Barrick Board Details:

•  Director since April 26, 2016

Kelvin P.M. Dushnisky (54) Toronto, Ontario Canada

Mr. Dushnisky joined Barrick in 2002 as Director of Regulatory Affairs and was appointed President of Barrick on August 17, 2015. He has 30 years of international mining industry experience. As President of Barrick, he has overall responsibility for execution of the Company’s strategic priorities. Mr. Dushnisky is also Chairman of the Board of Directors of Acacia Mining plc and represents Barrick at the World Gold Council, the International Council on Mining and Metals, and the Business Council of Canada. Prior to joining Barrick, he held management positions at EuroZinc Mining Corporation, Sutton Resources, and Rescan Consultants. Mr. Dushnisky holds an Honours Bachelor of Science degree from the University of Manitoba, in addition to a Master of Science degree and a Juris Doctor degree from the University of British Columbia.

Barrick Board Details:

•  Director since February 17, 2016

J. Michael Evans (60) New York, New York USA	Mr. Evans is the President of Alibaba Group Holding Ltd., a position he has held since August 2015. Prior to becoming President, Mr. Evans was an independent director and member of the audit committee of Alibaba Group Holding Ltd. with responsibility, among other things, for the oversight and evaluation of operating and financial risk and internal controls. He served as Vice Chairman of The Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. Mr. Evans was Chairman of Goldman Sachs’ Asia operations from 2004 to 2013 and held various leadership positions within the firm’s securities business, including global head of equity

Name (age) and municipality of residence	Principal occupations during past 5 years

capital markets. As the co-head of Goldman Sachs’ securities division for seven years, Mr. Evans was responsible, with the other division co-heads, among other things, for the continuous review of risk including operating and financial risk. He is a board member of City Harvest. He is also a trustee of the Asia Society and a member of the Advisory Council for the Bendheim Center for Finance at Princeton University. Mr. Evans holds an undergraduate degree from Princeton University. Mr. Evans won a gold medal for Canada at the 1984 summer Olympics in men’s eight rowing.

Barrick Board Details:

•  Director since July 30, 2014

Brian L. Greenspun (71) Henderson, Nevada USA

Mr. Greenspun is the Publisher and Editor of the Las Vegas Sun. He is also Chairman and Chief Executive Officer of Greenspun Media Group. Mr. Greenspun has been appointed to two U.S. Presidential Commissions. In the early 1990s, he was appointed by President Bill Clinton to the White House Commission on Small Business. In December 2014, he was appointed by President Barack Obama to the Commission for the Preservation of America’s Heritage Abroad. He is a Trustee of The Brookings Institution, the University of Nevada Las Vegas Foundation and the Simon Wiesenthal Museum of Tolerance. He is active in numerous civic and charitable organizations in the Las Vegas community. Mr. Greenspun holds a law degree and an undergraduate degree from Georgetown University.

Barrick Board Details:

•  Director since July 30, 2014

J. Brett Harvey (67) Mesquite, Nevada USA	Mr. Harvey was Chairman Emeritus of CONSOL Energy Inc., a coal, gas, and energy services company from May 2016 to May 2017. He was CONSOL Energy Inc.’s Chairman from January 2015 to May 2016, Executive Chairman from May 2014 to January 2015, Chairman and Chief Executive Officer from June 2010 to May 2014, and Chief Executive Officer from January 1998 to June 2010. From January 2009 to May 2014, he was also the Chairman and Chief Executive Officer of CNX Gas Corporation, a subsidiary of CONSOL Energy Inc. He began his business career in mining, joining the Kaiser Steel Company in 1979 at the Sunnyside Mine in Utah, and, in 1984, he was appointed as Vice President and General Manager of Kaiser Coal of New Mexico. Mr. Harvey also served as Vice President, Mining for PacifiCorp. In 2016, he received the Charles F. Rand Memorial Gold Medal, awarded by the Society for Mining, Metallurgy and Exploration for distinguished achievement in mining administration.

Name (age) and municipality of residence	Principal occupations during past 5 years

Mr. Harvey is the former chair of the National Mining Association and of the Coal Industry Advisory Board to the International Energy Agency. He is a member of the National Executive Board of the Boy Scouts of America and a director and past chairman of the Laurel Highlands Council of the Boy Scouts. Mr. Harvey holds an undergraduate degree in mining engineering from the University of Utah.

Barrick Board Details:

•  Director since December 15, 2005

Nancy H.O. Lockhart (63) Toronto, Ontario Canada

Ms. Lockhart is a Corporate Director. She was the Chief Administrative Officer of Frum Development Group, a property development and management company, from 1995 to September 2013. She is also a member of the Sotheby’s Canada Advisory Board. Ms. Lockhart is a director of the Royal Conservatory of Music and the Chair of Crow’s Theatre Company. She is a past director of the Canada Deposit Insurance Corporation.

Barrick Board Details:

•  Director since April 30, 2014

Pablo Marcet (54) Buenos Aires, Argentina

Mr. Marcet is a Corporate Director. He is a seasoned mining professional with nearly 30 years of experience in the exploration, development, and operation of mines across Latin America and in East Africa. During his career, Mr. Marcet has held senior management positions in geology, mining operations, and business development, including 15 years at BHP. He also served as President of Northern Orion Resources’ South American operations before the company’s acquisition by Yamana Gold, and later as Chief Executive Officer of Waymar Resources, until its acquisition by Orosur Mining. Mr. Marcet holds a Bachelor of Science degree in Geology from the University of the Pacific in Stockton, California, a Master’s degree in Economic Geology from Harvard University, and a Master of Business Administration degree from the University of Phoenix.

Barrick Board Details:

•  Director since December 6, 2016

Dambisa F. Moyo (49) New York, New York USA	Dr. Moyo is an international economist and author on the global economy. Dr. Moyo worked at the World Bank from 1993 to 1995 and at Goldman Sachs from 2001 to 2008, where she worked in debt capital markets, hedge fund coverage, and as an economist in the global macroeconomics team. Dr. Moyo holds an undergraduate degree and a Master’s degree in

Name (age) and municipality of residence	Principal occupations during past 5 years

Business Administration from American University, a Master’s degree from Harvard University’s Kennedy School of Government, and a Doctorate in Economics from Oxford University.

Barrick Board Details:

•  Director since April 27, 2011

Anthony Munk (57) Toronto, Ontario Canada

Mr. Munk has been a Senior Managing Director of Onex Corporation, a leading North American private equity firm, since 2013. Prior to 2013 he was a Managing Director of Onex Corporation. In his capacity with Onex Corporation, Mr. Munk has worked on numerous private equity transactions and served on the boards of a number of portfolio companies. Mr. Munk currently serves on the boards of JELD-WEN Holding, Inc., Jack’s Family Restaurants, Inc., Save-A-Lot and Claravate Analytics. Mr. Munk holds a Bachelor of Arts (Honours) degree from Queen’s University.

Barrick Board Details:

•  Director since December 10, 1996

J. Robert S. Prichard (69) Toronto, Ontario Canada

Mr. Prichard is Chairman of the Board of Bank of Montreal, a Canadian financial institution, a position he has held since March 2012. Since September 2010, Mr. Prichard has served as non-executive Chairman of Torys LLP, a Canadian law firm. He also serves as Chairman of Metrolinx, the regional transportation agency and operator for the Greater Toronto and Hamilton area. Mr. Prichard was formerly President and Chief Executive Officer of Metrolinx, President and Chief Executive Officer of Torstar Corporation, and President of the University of Toronto. Mr. Prichard is a trustee of The Hospital for Sick Children. Mr. Prichard holds a Master’s degree in Business Administration from the University of Chicago and law degrees from the University of Toronto and Yale University. He is an Officer of the Order of Canada, a Member of the Order of Ontario, a Fellow of the Royal Society of Canada, and a Fellow of Canada’s Institute of Corporate Directors.

Barrick Board Details:

•  Director since December 3, 2015

Steven J. Shapiro (66) Silverthorne, Colorado USA	Mr. Shapiro is a Corporate Director with more than 35 years of experience in the energy and mining business. He spent nine years in the coal and minerals business at ARCO, a producer of copper, molybdenum, uranium, and coal, with byproducts including gold and silver. Mr. Shapiro was President of ARCO Coal Australia, overseeing four operating mines with 1,100 employees. He was also Manager of Acquisitions for the

Name (age) and municipality of residence	Principal occupations during past 5 years

Anaconda Company (a subsidiary of ARCO at the time) and the Vice President, Finance for ARCO’s coal and minerals division. Mr. Shapiro was formerly Executive Vice President, Finance and Corporate Development and a director of Burlington Resources, Inc., an oil and gas exploration and production company. He was also formerly Senior Vice President and a director of Vastar Resources, an oil and gas exploration and production company. Mr. Shapiro holds an undergraduate degree from Union College and a Master’s degree in Business Administration from Harvard University.

Barrick Board Details:

•  Director since September 1, 2004

John L. Thornton (64) Palm Beach, Florida USA

Mr. Thornton was appointed Executive Chairman of Barrick on April 30, 2014. From June 5, 2012 to April 29, 2014, Mr. Thornton was Co-Chairman of Barrick. He is also Chairman of Silk Road Finance Corporation, an Asian investment firm, and Non-Executive Chairman of PineBridge Investments, a global asset manager. He is a Professor, Director of the Global Leadership Program, and a Member of the Advisory Board of the Tsinghua University School of Economics and Management in Beijing. He is also Chairman of the Board of Trustees of the Brookings Institution in Washington, D.C. He retired in 2003 as President and a member of the board of The Goldman Sachs Group Inc. Mr. Thornton is Co-Chair of the Asia Society, and is also a trustee, advisory board member or member of, the China Investment Corporation (CIC), McKinsey Advisory Council, Morehouse College, and the African Leadership Academy. Mr. Thornton holds an undergraduate degree from Harvard College, a degree in jurisprudence from Oxford University, and a Master’s degree from the Yale School of Management.

Barrick Board Details:

•  Executive Chairman since 2014 and Director since February 15, 2012

Ernie L. Thrasher (62) Latrobe, Pennsylvania USA	Mr. Thrasher is a seasoned veteran of the mining and resources industry with a career spanning five decades. He is the founder, Chief Executive Officer, and Chief Marketing Officer of Xcoal Energy & Resources, a global coal products supplier and the largest exporter of U.S. origin coal to Asia, whose activities also include the financing and development of mining and related infrastructure projects in West Virginia and in the anthracite coalfield in Northeastern Pennsylvania. Mr. Thrasher’s career in mining dates back to 1971, working for his family’s mining company for 10 years as a manual labourer, equipment operator, pit superintendent, and ultimately

Name (age) and municipality of residence	Principal occupations during past 5 years

in operations and mine planning. From 1981 to 1991, Mr. Thrasher worked at Primary Coal, Inc., where his responsibilities included coal procurement, inland transport, and logistics. Over the next 12 years, prior to founding Xcoal, Mr. Thrasher served as President of AMCI Export Corporation and Executive Vice-President, Marketing of AMCI International (both coal products suppliers) where, in addition to his role overseeing the commercial operations of the business, he was involved in mine planning and the development of AMCI’s mining operations in Australia and Mozambique.

Mr. Thrasher is a member of the Council on Foreign Relations (USA) and a director on the National Committee on United States-China Relations.

Barrick Board Details:

•  Director since April 30, 2014

Mr. Clow, a director of the Company, was a director of Campbell Resources Inc. (“Campbell Resources”) in 2005 when that company filed for protection under the Companies Creditors’ Arrangement Act (Canada) (the “CCAA”). Mr. Clow ceased to be a director of Campbell Resources on November 14, 2008, prior to Campbell Resources filing for protection from its creditors under the CCAA for a second time, on January 28, 2009.

Mr. Greenspun, a director of the Company, was a director of the Tribune Company, a privately-held company, when it filed for bankruptcy protection in December 2008. Mr. Greenspun ceased to be a director of the Tribune Company on December 31, 2012.

Mr. Shapiro, a director of the Company, was a director of Asia Resource Minerals plc (formerly Bumi plc) from 2011 to 2014. Trading on the LSE of the voting ordinary shares of Bumi plc (which changed its name to Asia Resource Minerals plc on December 17, 2013) was suspended by the United Kingdom Financial Conduct Authority (the “FCA”) from April 22, 2013 to July 22, 2013. Bumi plc voluntarily requested this temporary trading suspension pending clarification of the company’s financial position on the publication of its audited full year results for the year ended December 31, 2012. Trading in the voting ordinary shares of Bumi plc resumed on July 22, 2013, following the publication of its audited full year results for 2012 and discussions with the FCA. Mr. Shapiro ceased to be a director of Asia Resource Minerals plc on June 5, 2014.

Corporate Governance and Committees of the Board

Barrick’s current corporate governance policies and practices are consistent with the requirements of Canadian securities laws. Barrick’s policies and practices also take into account the rules of the Toronto Stock Exchange and the corporate governance standards adopted by the New York Stock Exchange (the “NYSE Standards”), even though the majority of the NYSE Standards do not directly apply to Barrick as a Canadian company. The one significant difference between Barrick’s corporate governance practices and the NYSE Standards which are applicable to U.S. companies is summarized below:

Section 303A.08 of the NYSE Standards requires shareholder approval of all “equity compensation plans” and material revisions. The definition of equity compensation plans under the NYSE Standards covers plans that provide for the delivery of newly issued securities, as well as plans that rely on securities reacquired on the market by the issuing company for the purpose of redistribution to employees and directors. In comparison, the Toronto Stock Exchange rules require shareholder approval of security-based compensation arrangements only in respect of arrangements which involve the delivery of newly issued securities or specified amendments thereto. Therefore, Barrick does not seek shareholder approval for equity compensation plans and amendments unless they involve newly issued securities or constitute specified amendments under the Toronto Stock Exchange rules.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of G.A. Cisneros, B.L. Greenspun, N.H.O. Lockhart and D.F. Moyo.

Audit Committee

The Audit Committee is comprised of P. Marcet, D.F. Moyo, S.J. Shapiro and E.L. Thrasher.

Compensation Committee

The Compensation Committee is comprised of G.A. Cisneros, J.B. Harvey, J.R.S. Prichard, S.J. Shapiro and E.L. Thrasher.

Corporate Responsibility Committee

The Corporate Responsibility Committee is comprised of G.A. Doer, B.L. Greenspun, N.H.O. Lockhart, P. Marcet and E.L. Thrasher.

Risk Committee

The Risk Committee is comprised of G.G. Clow, J.M. Evans, D.F. Moyo, A. Munk and J.R.S. Prichard.

International Advisory Board

The only member of the Board of Directors that also sits on the International Advisory Board is G.A. Cisneros.

Executive Officers of the Company

In addition to John L. Thornton and Kelvin P.M. Dushnisky, as set out above, the following are the executive officers of the Company as at March 19, 2018.

Name (age) and municipality of residence	Office	Principal occupations during past 5 years
Mark Hill (53) Oakville, Ontario Canada	Chief Investment Officer	Chief Investment Officer; prior to September 2016, Partner and Head of Mining at Waterton Global Resource Management.

Name (age) and municipality of residence	Office	Principal occupations during past 5 years
Robert Krcmarov (53) Toronto, Ontario Canada	Executive Vice President, Exploration and Growth	Executive Vice President, Exploration and Growth; prior to March 2016, Senior Vice President, Global Exploration.

Catherine Raw (36) Toronto, Ontario Canada	Executive Vice President, Chief Financial Officer	Executive Vice President, Chief Financial Officer; prior to March 2016, Executive Vice President, Business Performance; prior to May 2015, Member of the Natural Resources Team and Manager of gold, mining and natural resource funds including Co-Manager of BlackRock World Mining Trust and BGF World Mining Fund at BlackRock Inc.

Darian Rich (57) Mississauga, Ontario Canada	Executive Vice President, Talent Management	Executive Vice President, Talent Management; prior to July 2014, Senior Vice President, Human Resources; prior to July 2013, Vice President, Human Resources.

Kathy Sipos (49) Toronto, Ontario Canada	Chief of Staff	Chief of Staff; prior to September 2015, Senior Vice President, Business Process Integration; prior to January 2015, Vice President of Investor and Stakeholder Relations at Teranga Gold Corporation.

Kevin Thomson (61) Toronto, Ontario Canada	Senior Executive Vice President, Strategic Matters	Senior Executive Vice President, Strategic Matters; prior to October 2014, Senior Partner at Davies Ward Phillips & Vineberg LLP.

Greg Walker (57) Toronto, Ontario Canada	Senior Vice President, Operational and Technical Excellence	Senior Vice President, Operational and Technical Excellence; prior to December 2017, Executive General Manager, Pueblo Viejo Mine; prior to September 2016, Executive Managing Director, Barrick Niugini Ltd; prior to October 2015, Executive General Manager, Porgera Mine

AUDIT COMMITTEE

Audit Committee Mandate

A copy of the Audit Committee’s mandate is attached hereto as Schedule “A”.

Composition of the Audit Committee

The Audit Committee is comprised entirely of independent directors (P. Marcet, D. Moyo, S.J. Shapiro and E.L. Thrasher). There were five meetings of the Audit Committee in 2017. All of the members of the Committee attended all of the meetings held in 2017 while they were members.

Relevant Education and Experience

All of the members of the Audit Committee are financially literate and at least one member has accounting or related financial management expertise. Barrick’s Board of Directors has determined that D.F. Moyo, S.J. Shapiro and E.L. Thrasher are each an “audit committee financial expert” as defined by SEC rules and is independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to Barrick.

The rules adopted by the SEC indicate that the designation of Dr. Moyo and Messrs. Shapiro and Thrasher as audit committee financial experts will not deem any of them to be an “expert” for any purpose or impose any duties, obligations or liability on them that are greater than those imposed on members of the Audit Committee and Barrick’s Board of Directors who do not carry this designation. Mr. Marcet is also an experienced audit committee member; however, the Board of Directors has not designated him as an audit committee financial expert.

Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities in that capacity. For more information about the members of Barrick’s Audit Committee, see “Directors and Officers of the Company – Directors of the Company”.

Pablo Marcet	Mr. Marcet holds a Bachelor of Science degree in Geology from the University of the Pacific in Stockton, California, a Master’s degree in Economic Geology from Harvard University and a Master of Business Administration degree from the University of Phoenix. During his career, Mr. Marcet has held senior management positions, including serving as President of Northern Orion Resources’ South American operations before the Company’s acquisition by Yamana Gold, and later as Chief Executive Officer of Waymar Resources until its acquisition by Orosur Mining. Mr. Marcet has been a member of the Audit Committee of Esrey Resources Ltd since 2017 and was a member of the Audit Committee of U3O8 Corp. from 2012 to 2017. Mr. Marcet brings extensive management experience to the Board of Directors, as well as experience with internal controls and procedures for financial reporting.

Dambisa F. Moyo	Dr. Moyo holds an undergraduate degree and a master’s degree in business administration from American University, a master’s degree from Harvard University’s Kennedy School of Government and a doctorate in economics from Oxford University. She has been a member of the audit committee of Chevron Corporation since 2016 and was formerly a member of the audit committee of Seagate Technology and Barclays Bank. Dr. Moyo brings extensive management experience to the Board of Directors as well as experience with internal controls and procedures for financial reporting.

Steven J. Shapiro	Mr. Shapiro holds an undergraduate degree from Union College and a master’s degree in business administration from Harvard University. Mr. Shapiro was Chief Financial Officer of Burlington Resources, Inc. from 2000 to 2006 and Chief Financial Officer of Vastar Resources from 1994 to 2000. He was a member of the audit committee of Asia Resource Minerals plc from 2011 to 2014 and was a member of the audit committee of El Paso Corporation from 2006 to 2012. The Board of Directors benefits from Mr. Shapiro’s financial and accounting experience.

Ernie L. Thrasher	Mr. Thrasher is the founder, Chief Executive Officer and Chief Marketing Officer of Xcoal Energy & Resources, a global coal products supplier. He is the former President of AMCI Export Corporation and Executive Vice-President, Marketing of AMCI International (both coal products suppliers). Mr. Thrasher brings extensive management experience to the Board of Directors as well as experience with financial reporting.

Participation on Other Audit Committees

Members of the Audit Committee may not serve on more than two other public company audit committees without approval of the Board of Directors. No member of the Audit Committee currently serves on the audit committee of more than three publicly-traded companies, including Barrick.

Audit Committee Pre-Approval Policies and Procedures

Barrick’s Audit Committee has adopted a Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services (the “Pre-Approval Policy”) for the pre-approval of services performed by Barrick’s auditors. The objective of the Pre-Approval Policy is to specify the scope of services permitted to be performed by the Company’s auditor and to ensure that the independence of the Company’s auditor is not compromised through their engagement for other services. All services provided by the Company’s auditor are pre-approved by the Audit Committee as they arise or through an annual pre-approval of services and related fees for specific services. All services performed by Barrick’s auditor comply with the Pre-Approval Policy, and professional standards and securities regulations governing auditor independence.

External Auditor Service Fees

PricewaterhouseCoopers LLP are the auditors of Barrick’s Consolidated Financial Statements. The following PricewaterhouseCoopers LLP fees were incurred by Barrick in each of the years ended December 31, 2017 and 2016 for professional services rendered to Barrick:

Fees[1] (amount in millions)	2017	2016
Audit Fees[2]	$9.5	$9.5
Audit-related Fees[3]	0.4	0.5
Tax Fees[4]	0.7	0.8
All Other Fees	Nil	Nil

Total	$10.6	$10.8

1	The classification of fees is based on applicable Canadian securities laws and SEC definitions.
2	Audit fees include fees for services rendered by the external auditor in relation to the audit and review of Barrick’s financial statements and in connection with the Company’s statutory and regulatory filings, including out-of-pocket expenses of $0.6 million. Audit fees for 2016 have been adjusted to include out-of-pocket expenses of $0.6 million.
3	In 2017, audit-related fees primarily related to a number of projects, including services related to the Company’s 2016 Extractive Sector Transparency Measures Act Report and translation services. In 2016, audit-related fees primarily related to a number of projects, including pre-implementation procedures on changes in Information Technology systems.
4	Tax fees mainly related to tax compliance services and audit support for various jurisdictions.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. The Company’s internal control over financial reporting framework includes those policies and procedures that pertain to the preparation of financial information, including information contained in Barrick’s 2017 Annual Report and this Annual Information Form.

Disclosure controls and procedures form a broader framework designed to provide reasonable assurance that other financial and non-financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in the MD&A and Barrick’s 2017 Annual Report. Barrick’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to Barrick, and its consolidated subsidiaries, is made known to management, including Barrick’s President and Chief Financial Officer, by others within those entities to allow timely decisions regarding required disclosure. Disclosure controls and procedures apply to various disclosures, including reports filed with securities regulatory agencies.

The management of Barrick, at the direction of the Company’s President and Chief Financial Officer, have evaluated the effectiveness of the design and operation of the Company’s internal control over financial reporting (as defined in rules adopted by the SEC) and disclosure controls and procedures as at December 31, 2017, based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based on management’s evaluation, Barrick’s President and Chief Financial Officer concluded that the Company’s internal control over financial reporting and disclosure controls and procedures were effective as at December 31, 2017. There were no changes in the Company’s internal control over financial reporting during 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. For additional information as regards the effectiveness of internal control over financial reporting, see “Management’s Report on Internal Control over Financial Reporting” in Barrick’s 2017 Annual Report.

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial statement preparation and financial reporting. Accordingly, Barrick’s management, including Barrick’s President and Chief Financial Officer, does not expect that Barrick’s internal control over financial reporting and disclosure will prevent or detect all misstatements or fraud. Further, projections of any evaluation of the effectiveness of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

Barrick will continue to monitor the effectiveness of its internal control over financial reporting and disclosure and may make modifications from time to time as considered necessary or desirable.

Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick’s auditors for the year ended December 31, 2017 are included in Barrick’s 2017 Annual Report and its 2017 Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

NON-GAAP FINANCIAL MEASURES

All-in sustaining costs per ounce, All-in costs per ounce, Cash costs per ounce, All-in sustaining costs per pound and C1 cash costs per pound

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial measures which are calculated based on the definition published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 23 gold mining companies from around the world, including Barrick). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of Barrick’s gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.

Cash costs start with Barrick’s cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with cash costs and include sustaining capital expenditures, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.

All-in costs starts with all-in sustaining costs and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital expenditures at new projects and discrete projects at existing operations intended to increase production capacity and will not benefit production for at least 12 months) and other non-sustaining costs (primarily exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

We believe that Barrick’s use of cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing Barrick’s operating performance and also its ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore Barrick believes these measures are useful non-GAAP operating metrics and supplement its IFRS disclosures. These measures are not representative of all of Barrick’s cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

Cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, Barrick has calculated these metrics on a co-product basis. Barrick’s co-product metrics remove the impact of other metal sales that are produced as a by-product of its gold production from cost per ounce calculations, but does not reflect a reduction in costs for costs associated with other metal sales.

C1 cash costs per pound and all-in sustaining costs per pound are non-GAAP financial measures related to Barrick’s copper mine operations. Barrick believes that C1 cash costs per pound enables investors to better understand the performance of its copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and non-routine charges as they are not direct production costs. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. Barrick believes that this measure enables investors to better understand the operating performance of its copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, corporate general and administrative costs, minesite exploration and evaluation costs, royalties, environmental rehabilitation costs and write-downs taken on inventory to net realizable value.

Reconciliation of Gold Cost of Sales to Cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the years ended December 31			For the three months ended December 31
	Footnote	2017	2016	2015	2017	2016
Cost of sales related to gold production		$4,836	$4,980	$5,906	$1,292	$1,347
Depreciation		(1,529)	(1,504)	(1,615)	(404)	(396)
By-product credits	1	(135)	(184)	(214)	(30)	(41)
Realized (gains)/losses on hedge and non-hedge derivatives	2	23	89	128	4	18
Non-recurring items	3	—	24	(210)	—	—
Other	4	(106)	(44)	25	(35)	(20)
Non-controlling interests (Pueblo Viejo and Acacia)	5	(299)	(358)	(394)	(81)	(91)

Cash costs		$2,790	$3,003	$3,626	$746	$817

General & administrative costs		248	256	233	62	39
Minesite exploration and evaluation costs	6	47	44	47	8	18
Minesite sustaining capital expenditures	7	1,109	944	1,359	279	298
Rehabilitation – accretion and amortization (operating sites)	8	64	59	145	13	18
Non-controlling interest, copper operations and other	9	(273)	(287)	(362)	(74)	(78)

All-in sustaining costs		$3,985	$4,019	$5,048	$1,034	$1,112

Project exploration and evaluation and project costs	6	307	193	308	90	64
Community relations costs not related to current operations		4	8	12	1	2
Project capital expenditures	7	273	175	133	81	51
Rehabilitation – accretion and amortization (non-operating sites)	8	20	11	12	4	4
Non-controlling interest and copper operations	9	(21)	(42)	(43)	(9)	(4)

All-in costs		$4,568	$4,364	$5,470	$1,201	$1,229

Ounces sold – equity basis (000s ounces)	10	5,302	5,503	6,083	1,372	1,519

Cost of sales per ounce	11,12	$794	$798	$859	$801	$784

Cash costs per ounce	12	$526	$546	$596	$545	$540
Cash costs per ounce (on a co-product basis)	12,13	$544	$569	$619	$561	$557

All-in sustaining costs per ounce	12	$750	$730	$831	$756	$732
All-in sustaining costs per ounce (on a co-product basis)	12,13	$768	$753	$854	$772	$749

All-in costs per ounce	12	$860	$792	$900	$882	$809
All-in costs per ounce (on a co-product basis)	12,13	$878	$815	$923	$898	$826

1	By-product credits

Revenues include the sale of by-products for Barrick’s gold and copper mines for the three months ended December 31, 2017 of $30 million (2016: $41 million) and the year ended December 31, 2017 of $135 million (2016: $151 million; 2015: $140 million) and energy sales from the Monte Rio power plant at Barrick’s Pueblo Viejo mine for the three months ended December 31, 2017 of $nil (2016: $nil) and the year ended December 31, 2017 of $nil (2016: $33 million; 2015: $74 million) up until its disposition on August 18, 2016.

2	Realized (gains)/losses on hedge and non-hedge derivatives

Includes realized hedge losses of $5 million and $27 million for the three months and year ended December 31, 2017, respectively (2016: $14 million and $73 million, respectively; 2015: $106 million), and realized non-hedge gains of $1 million and $4 million for the three months and year ended December 31, 2017, respectively (2016: $4 million and $16 million losses, respectively; 2015: $22 million losses). Refer to Note 5 of the Financial Statements for further information.

3	Non-recurring items

These gains/costs are not indicative of Barrick’s cost of production and have been excluded from the calculation of cash costs.

4	Other

Other adjustments include adding the net margins related to power sales at Pueblo Viejo of $nil and $nil, respectively, for the three months and year ended December 31, 2017 (2016: $nil and $5 million, respectively; 2015: $12 million) and adding the cost of treatment and refining charges of $nil and $1 million, respectively, for the three months and year ended December 31, 2017 (2016: $4 million and $16 million, respectively; 2015: $14 million). 2016 and 2017 includes the removal of cash costs associated with Barrick’s Pierina mine, which is mining incidental ounces as it enters closure, of $35 million and $108 million for the three months and year ended December 31, 2017, respectively (2016: $24 million and $66 million, respectively).

5	Non-controlling interests (Pueblo Viejo and Acacia)

Non-controlling interests include non-controlling interests related to gold production of $137 million and $454 million, respectively, for the three months and year ended December 31, 2017 (2016: $127 million and $508 million, respectively; 2015: $681 million). Refer to Note 5 of the Financial Statements for further information.

6	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite if it supports current mine operations and project if it relates to future projects.

7	Capital expenditures

Capital expenditures are related to Barrick’s gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are Crossroads, Cortez Hills Lower Zone, Range Front Declines and Goldrush.

8	Rehabilitation – accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of Barrick’s gold operations and accretion on the rehabilitation provisions of its gold operations, split between operating and non-operating sites.

9	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project costs, rehabilitation costs and capital expenditures incurred by Barrick’s copper sites and the non-controlling interest of its Acacia and Pueblo Viejo operating segment and South Arturo. In 2016 and 2017, figures remove the impact of Pierina, which is mining incidental ounces as it enters closure. The impact is summarized as the following:

	For the years ended December 31			For the three months ended December 31
($ millions)	2017	2016	2015	2017	2016
Non-controlling interest, copper operations and other
General & administrative costs	($21)	($36)	($53)	($8)	($5)
Minesite exploration and evaluation costs	(12)	(9)	(8)	1	(3)
Rehabilitation – accretion and amortization (operating sites)	(10)	(9)	(13)	(2)	(4)
Minesite sustaining capital expenditures	(230)	(233)	(288)	(65)	(66)

All-in sustaining costs total	($273)	($287)	($362)	($74)	($78)

Project exploration and evaluation and project costs	(17)	(12)	(11)	(8)	(4)
Project capital expenditures	(4)	(30)	(32)	(1)	—

All-in costs total	($21)	($42)	($43)	($9)	($4)

10	Ounces sold – equity basis

In 2016 and 2017, figures remove the impact of Pierina, which is mining incidental ounces as it enters closure.

11	Cost of sales per ounce

In 2016 and 2017, figures remove the cost of sales impact of Pierina of $55 million and $174 million, respectively, for the three months and year ended December 31, 2017 (2016: $30 million and $82 million, respectively), which is mining incidental ounces as it enters closure. Cost of sales per ounce excludes non-controlling interest related to gold production. Cost of sales related to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces.

12	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

13	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of Barrick’s gold production (net of non-controlling interest) calculated as:

($ millions)	For the years ended December 31			For the three months ended December 31
	2017	2016	2015	2017	2016
By-product credits	$135	$184	$214	$30	$41
Non-controlling interest	(30)	(53)	(62)	(6)	(13)

By-product credits (net of non-controlling interest)	$105	$131	$152	$24	$28

Reconciliation of Gold Cost of Sales to Cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis, by operating segment

($ millions, except per ounce information in dollars)					For the three months ended December 31, 2017
	Footnote	Barrick Nevada	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
Cost of sales related to gold production		$428	$241	$75	$108	$55	$114	$53	$14	$69	$79
Depreciation		(155)	(107)	(18)	(33)	(10)	(25)	(8)	—	(12)	(16)
By-product credits	1	(1)	(14)	(4)	(5)	—	—	—	—	(1)	—
Non-recurring items	2	—	—	—	—	—	—	—	—	—	—
Other	3	—	—	—	—	—	1	—	—	—	—
Non-controlling interests		(1)	(49)	—	—	—	(31)	—	—	—	—

Cash costs		$271	$71	$53	$70	$45	$59	$45	$14	$56	$63

General & administrative costs		—	—	—	—	—	9	—	—	—	—
Minesite exploration and evaluation costs	4	4	—	—	—	—	—	—	—	1	3
Minesite sustaining capital expenditures	5	94	30	8	39	8	18	10	—	16	8
Rehabilitation – accretion and amortization (operating sites)	6	4	3	1	—	—	1	1	—	(1)	—
Non-controlling interests		—	(13)	—	—	—	(12)	—	—	—	—

All-in sustaining costs		$373	$91	$62	$109	$53	$75	$56	$14	$72	$74

Project exploration and evaluation and project costs	4	4	—	—	—	—	—	—	—	—	—
Project capital expenditures	5	63	—	—	—	4	3	—	—	—	—
Non-controlling interests		—	—	—	—	—	(1)	—	—	—	—

All-in costs		$440	$91	$62	$109	$57	$77	$56	$14	$72	$74

Ounces sold – equity basis (000s ounces)		539	182	114	114	81	94	64	11	80	93

Cost of sales per ounce	7,8	$794	$795	$659	$953	$672	$774	$831	1,221	864	850

Cash costs per ounce	8	$506	$388	$461	$609	$550	$581	$690	$1,218	$705	$675
Cash costs per ounce (on a co-product basis)	8,9	$507	$490	$508	$618	$550	$587	$695	$1,228	$715	$680

All-in sustaining costs per ounce	8	$696	$498	$547	$950	$638	$779	$864	$1,262	$897	$796
All-in sustaining costs per ounce (on a co-product basis)	8,9	$697	$600	$594	$959	$638	$785	$869	$1,272	$907	$801

All-in costs per ounce	8	$818	$498	$553	$950	$692	$803	$878	$1,267	$897	$796
All-in costs per ounce (on a co-product basis)	8,9	$819	$600	$600	$959	$692	$809	$883	$1,277	$907	$801

($ millions, except per ounce information in dollars)					For the three months ended December 31, 2016
	Footnote	Barrick Nevada	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
Cost of sales related to gold production		$504	$144	$60	$173	$41	$195	$53	$17	$54	$76
Depreciation		(224)	(21)	(19)	(42)	(8)	(44)	(7)	(2)	(9)	(15)
By-product credits	1	(1)	(17)	(4)	(7)	—	(10)	—	—	—	—
Non-recurring items	2	—	—	—	—	—	—	—	—	—	—
Other	3	—	1	—	—	—	1	—	—	—	2
Non-controlling interests		—	(39)	—	—	—	(52)	—	—	—	—

Cash costs		$279	$68	$37	$124	$33	$90	$46	$15	$45	$63

General & administrative costs		—	—	—	—	—	(1)	—	—	—	—
Minesite exploration and evaluation costs	4	8	—	—	1	—	1	—	—	1	2
Minesite sustaining capital expenditures	5	74	32	3	49	9	56	14	1	13	6
Rehabilitation – accretion and amortization (operating sites)	6	9	2	2	1	—	2	—	—	—	1
Non-controlling interests		(4)	(13)	—	—	—	(21)	—	—	—	—

All-in sustaining costs		$366	$89	$42	$175	$42	$127	$60	$16	$59	$72

Project exploration and evaluation and project costs	4	6	—	—	—	—	—	—	—	—	—
Project capital expenditures	5	34	—	1	—	—	—	—	—	—	—
Non-controlling interests		—	—	—	—	—	—	—	—	—	—

All-in costs		$406	$89	$43	$175	$42	$127	$60	$16	$59	$72

Ounces sold – equity basis (000s ounces)		582	198	98	194	69	134	74	13	59	99

Cost of sales per ounce	7,8	$864	$450	$612	$892	$595	$935	$728	$1,264	$912	$772

Cash costs per ounce	8	$478	$341	$379	$642	$484	$679	$625	$1,162	$765	$638
Cash costs per ounce (on a co-product basis)	8,9	$479	$471	$418	$716	$484	$713	$630	$1,173	$775	$631

All-in sustaining costs per ounce	8	$630	$443	$436	$905	$610	$952	$822	$1,245	$981	$731
All-in sustaining costs per ounce (on a co-product basis)	8,9	$631	$573	$475	$979	$610	$986	$827	$1,256	$991	$724

All-in costs per ounce	8	$696	$443	$447	$905	$610	$953	$822	$1,245	$981	$731
All-in costs per ounce (on a co-product basis)	8,9	$697	$573	$486	$979	$610	$987	$827	$1,256	$991	$724

($ millions, except per ounce information in dollars)					For the year ended December 31, 2017
	Footnote	Barrick Nevada	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
Cost of sales related to gold production		$1,869	$730	$245	$410	$159	$469	$193	$55	$239	$292
Depreciation		(793)	(229)	(68)	(119)	(28)	(107)	(27)	(3)	(39)	(58)
By-product credits	1	(3)	(72)	(16)	(17)	—	(7)	(1)	—	(3)	(2)
Non-recurring items	2	—	—	—	—	—	—	—	—	—	—
Other	3	—	—	—	—	—	1	—	—	—	—
Non-controlling interests		(1)	(171)	—	—	—	(127)	—	—	—	—

Cash costs		$1,072	$258	$161	$274	$131	$229	$165	$52	$197	$232

General & administrative costs		—	—	—	—	—	21	—	—	—	—
Minesite exploration and evaluation costs	4	16	—	4	3	—	—	—	—	1	9
Minesite sustaining capital expenditures	5	360	114	20	173	32	137	44	—	55	20
Rehabilitation – accretion and amortization (operating sites)	6	25	13	7	2	1	6	5	2	(2)	3
Non-controlling interests		(3)	(51)	—	—	—	(61)	—	—	—	—

All-in sustaining costs		$1,470	$334	$192	$452	$164	$332	$214	$54	$251	$264

Project exploration and evaluation and project costs	4	8	—	—	—	—	—	—	—	—	—
Project capital expenditures	5	224	—	5	—	4	11	5	1	—	—
Non-controlling interests		—	—	—	—	—	(4)	—	—	—	—

All-in costs		$1,702	$334	$197	$452	$168	$339	$219	$55	$251	$264

Ounces sold – equity basis (000s ounces)		2,357	637	397	458	222	379	196	41	253	362

Cost of sales per ounce	7,8	$792	$699	$617	$897	$715	$791	$986	$1,334	$944	$806

Cash costs per ounce	8	$455	$405	$405	$598	$589	$587	$841	$1,265	$781	$642
Cash costs per ounce (on a co-product basis)	8,9	$456	$475	446	$636	$589	$598	$846	$1,270	$791	$647

All-in sustaining costs per ounce	8	$624	$525	$483	$987	$733	$875	$1,092	$1,329	$993	$729
All-in sustaining costs per ounce (on a co-product basis)	8,9	$625	$595	$524	$1,025	$733	$886	$1,097	$1,334	$1,003	$734

All-in costs per ounce	8	$722	$525	$497	$987	$753	$894	$1,119	$1,349	$993	$729
All-in costs per ounce (on a co-product basis)	8,9	$723	$595	$538	$1,025	$753	$905	$1,124	$1,354	$1,003	$734

($ millions, except per ounce information in dollars)					For the year ended December 31, 2016
	Footnote	Barrick Nevada	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
Cost of sales related to gold production		$1,896	$644	$276	$464	$155	$719	$188	$54	$203	$289
Depreciation		(807)	(147)	(96)	(118)	(27)	(166)	(26)	(5)	(34)	(56)
By-product credits	1	(2)	(90)	(17)	(27)	—	(39)	(1)	—	(2)	(2)
Non-recurring items	2	—	34	—	(10)	—	—	—	—	—	—
Other	3	—	5	—	—	—	8	—	—	—	7
Non-controlling interests		—	(170)	—	—	—	(188)	—	—	—	—

Cash costs		$1,087	$276	$163	$309	$128	$334	$161	$49	$167	$238

General & administrative costs		—	—	—	—	—	55	—	—	—	—
Minesite exploration and evaluation costs	4	10	—	2	1	—	3	—	—	1	5
Minesite sustaining capital expenditures	5	217	101	51	95	32	190	37	2	43	21
Rehabilitation – accretion and amortization (operating sites)	6	26	10	8	4	1	6	1	2	(2)	4
Non-controlling interests		(4)	(44)	—	—	—	(88)	—	—	—	—

All-in sustaining costs		$1,336	$343	$224	$409	$161	$500	$199	$53	$209	$268

Project exploration and evaluation and project costs	4	19	—	—	—	—	—	—	—	—	—
Project capital expenditures	5	141	—	5	—	—	1	—	—	—	—
Non-controlling interests		(30)	—	—	—	—	—	—	—	—	—

All-in costs		$1,466	$343	$229	$409	$161	$501	$199	$53	$209	$268

Ounces sold – equity basis (000s ounces)		2,162	700	425	532	257	522	237	36	243	380

Cost of sales per ounce	7,8	$876	$564	$651	$872	$603	$880	$795	$1,512	$836	$762

Cash costs per ounce	8	$502	$395	$383	$582	$498	$640	$679	$1,376	$689	$627
Cash costs per ounce (on a co-product basis)	8,9	$503	$473	$423	$632	$498	$677	$683	$1,385	$697	$615

All-in sustaining costs per ounce	8	$618	$490	$529	$769	$625	$958	$839	$1,493	$858	$706
All-in sustaining costs per ounce (on a co-product basis)	8,9	$619	$568	$569	$819	$625	$995	$843	$1,502	$866	$694

All-in costs per ounce	8	$678	$490	$540	$769	$625	$960	$839	$1,493	$858	$706
All-in costs per ounce (on a co-product basis)	8,9	$679	$568	$580	$819	$625	$997	$843	$1,502	$866	$694

($ millions, except per ounce information in dollars)				For the year ended December 31, 2015
	Footnote	Barrick Nevada	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
Cost of sales related to gold production		$1,551	$904	$378	$499	$141	$837	$192	$134	$375	$306
Depreciation		(537)	(277)	(169)	(108)	(23)	(143)	(38)	(38)	(37)	(74)
By-product credits	1	(2)	(120)	(18)	(22)	—	(36)	(1)	(2)	(1)	(1
Non-recurring items	2	(12)	(47)	(5)	(21)	(1)	(109)	—	(11)	—	—
Other	3	—	13	—	—	—	8	—	—	—	6
Non-controlling interests		—	(194)	—	—	—	(200)	—	—	—	—

Cash costs		$1,000	$279	$186	$348	$117	$357	$153	$83	$337	$237

General & administrative costs		—	—	—	—	—	42	—	—	—	—
Minesite exploration and evaluation costs	4	12	1	3	2	—	2	1	2	2	2
Minesite sustaining capital expenditures	5	211	102	67	242	32	178	38	7	93	34
Rehabilitation – accretion and amortization (operating sites)	6	27	25	32	4	1	9	1	13	2	7
Non-controlling interests		—	(51)	—	—	—	(75)	—	—	—	—

All-in sustaining costs		$1,250	$356	$288	$596	$150	$513	$193	$105	$434	$280

Project exploration and evaluation and project costs	4	40	—	—	—	—	—	—	—	—	—
Project capital expenditures	5	159	—	—	—	—	(1)	39	—	—	—
Non-controlling interests		(31)	—	—	—	—	—	—	—	—	—

All-in costs		$1,418	$356	$288	$596	$150	$512	$232	$105	$434	$280

Ounces sold – equity basis (000s ounces)		1,981	597	565	629	202	461	216	76	426	315

Cost of sales per ounce	7,8	$782	$881	$669	$792	$697	$1,161	$887	$1,768	$881	$973

Cash costs per ounce	8	$504	$467	$329	$552	$581	$772	$708	$1,098	$791	$752
Cash costs per ounce (on a co-product basis)	8,9	$505	$595	$361	$587	$581	$810	$711	$1,121	$794	$738

All-in sustaining costs per ounce	8	$631	$597	$509	$946	$742	$1,112	$895	$1,379	$1,018	$886
All-in sustaining costs per ounce (on a co-product basis)	8,9	$632	$725	$541	$981	$742	$1,150	$898	$1,402	$1,021	$872

All-in costs per ounce	8	$715	$597	$509	$946	$742	$1,111	$1,075	$1,379	$1,018	$886
All-in costs per ounce (on a co-product basis)	8,9	$716	$725	$541	$981	$742	$1,149	$1,078	$1,402	$1,021	$872

1	By-product credits

Revenues include the sale of by-products for Barrick’s gold mines and energy sales from the Monte Rio power plant at its Pueblo Viejo mine for the three months ended December 31, 2017 of $nil (2016: $nil) and the year ended December 31, 2017 of $nil (2016: $33 million; 2015: $74 million) up until its disposition on August 18, 2016.

2	Non-recurring items

These gains/costs are not indicative of Barrick’s cost of production and have been excluded from the calculation of cash costs.

3	Other

Other adjustments include adding the net margins related to power sales at Pueblo Viejo of $nil and $nil, respectively, for the three months and year ended December 31, 2017 (2016: $nil and $5 million, respectively; 2015: $12 million) and adding the cost of treatment and refining charges of $1 million and $1 million, respectively, for the three months and year ended December 31, 2017 (2016: $2 million and $9 million, respectively; 2015: $8 million).

4	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite if it supports current mine operations and project if it relates to future projects.

5	Capital expenditures

Capital expenditures are related to Barrick’s gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are Crossroads, Cortez Hills Lower Zone, Range Front Declines and Goldrush.

6	Rehabilitation – accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of Barrick’s gold operations and accretion on the rehabilitation provisions of its gold operations, split between operating and non-operating sites.

7	Cost of sales per ounce

Cost of sales related to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces.

8	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

9	Co-product costs per ounce

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

($ millions)	For the three months ended December 31, 2017
	Barrick Nevada	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
By-product credits	$1	$14	$4	$5	$—	$—	$—	$—	$1	$—
Non-controlling interest	—	(6)	—	—	—	—	—	—	—	—

By-product credits (net of non-controlling interest)	$1	$8	$4	$5	$—	$—	$—	$—	$1	$—

	For the three months ended December 31, 2016
	Barrick Nevada	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
By-product credits	$1	$17	$4	$7	$—	$10	$—	$—	$—	$—
Non-controlling interest	—	(9)	—	—	—	(4)	—	—	—	—

By-product credits (net of non-controlling interest)	$1	$8	$4	$7	$—	$6	$—	$—	$—	$—

	For the year ended December 31, 2017
	Barrick Nevada	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
By-product credits	$3	$72	$16	$17	$—	$7	$1	$—	$3	$2
Non-controlling interest	—	(28)	—	—	—	(3)	—	—	—	—

By-product credits (net of non-controlling interest)	$3	$44	$16	$17	$—	$4	$1	$—	$3	$2

	For the year ended December 31, 2016
	Barrick Nevada	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
By-product credits	$2	$90	$17	$27	$—	$39	$1	$—	$2	$2
Non-controlling interest	—	(39)	—	—	—	(14)	—	—	—	—

By-product credits (net of non-controlling interest)	$2	$51	$17	$27	$—	$25	$1	$—	$2	$2

	For the year ended December 31, 2015
	Barrick Nevada	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
By-product credits	$2	$120	$18	$22	$—	$36	$1	$2	$1	$1
Non-controlling interest	—	(49)	—	—	—	(13)	—	—	—	—

By-product credits (net of non-controlling interest)	$2	$71	$18	$22	$—	$23	$1	$2	$1	$1

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)	For the years ended December 31			For the three months ended December 31
	2017	2016	2015	2017	2016
Cost of sales	$399	$319	$814	$107	$84
Depreciation/amortization	(83)	(45)	(104)	(24)	(15)
Treatment and refinement charges	157	167	178	41	43
Cash cost of sales applicable to equity method investments	245	203	23	75	53
Less: royalties	(38)	(41)	(101)	(11)	(9)
By-product credits	(5)	—	(1)	(1)	—
Other	—	—	72	—	—

C1 cash cost of sales	$675	$603	$881	$187	$156

General & administrative costs	12	14	21	3	3
Rehabilitation – accretion and amortization	12	7	6	3	2
Royalties	38	41	101	11	9
Minesite exploration and evaluation costs	6	—	—	1	—
Minesite sustaining capital expenditures	204	169	177	67	48

All-in sustaining costs	$947	$834	$1,186	$272	$218

Pounds sold – consolidated basis (millions pounds)	405	405	510	107	107

Cost of sales per pound[1,2]	$1.77	$1.41	$1.65	$1.79	$1.43

C1 cash cost per pound[1]	$1.66	$1.49	$1.73	$1.72	$1.47

All-in sustaining costs per pound[1]	$2.34	$2.05	$2.33	$2.51	$2.04

1	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
2	Cost of sales per pound related to copper is calculated using cost of sales including Barrick’s proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including Barrick’s proportionate share of copper pounds from its equity method investments).

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis, by operating site

($ millions, except per pound information in dollars)	For the three months ended December 31
	2017			2016
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	73	104	23	59	84	11
Depreciation/amortization	(16)	(24)	(5)	(13)	(15)	(3)
Treatment and refinement charges	—	37	4	—	41	2
Less: royalties	—	(11)	—	—	(9)	—
By-product credits	—	—	—	—	—	—

C1 cash cost of sales	57	106	22	46	101	10

Rehabilitation – accretion and amortization	—	3	—	—	3	—
Royalties	—	11	—	—	9	—
Minesite exploration and evaluation costs	1	—	—	—	—	—
Minesite sustaining capital expenditures	21	43	3	16	27	6

All-in sustaining costs	79	163	25	62	140	16

Pounds sold – consolidated basis (millions pounds)	32	65	10	31	70	6

Cost of sales per pound[1,2]	2.29	1.60	2.15	1.87	1.20	1.89

C1 cash cost per pound[1]	1.78	1.63	2.05	1.46	1.45	1.79

All-in sustaining costs per pound[1]	2.45	2.52	2.41	1.97	1.99	2.73

($ millions, except per pound information in dollars)					For the years ended December 31
	2017			2016			2015
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	$243	$396	$75	$221	$319	$33	$424	$418	$—
Depreciation/amortization	(55)	(83)	(17)	(44)	(45)	(6)	(50)	(59)	—
Treatment and refinement charges	—	144	14	—	161	6	—	178	—
Less: royalties	—	(38)	—	—	(41)	—	—	(101)	—
By-product credits	—	—	(5)	—	—	—	(1)	—	—
Other	—	—	—	—	—	—	—	72	—

C1 cash cost of sales	$188	$419	$67	$177	$394	$33	$373	$508	$—

Rehabilitation – accretion and amortization	—	12	—	—	7	—	1	5	—
Royalties	—	38	—	—	41	—	—	101	—
Minesite exploration and evaluation costs	4	2	—	—	—	—	—	—	—
Minesite sustaining capital expenditures	58	123	23	56	96	17	78	99	—

All-in sustaining costs	$250	$594	$90	$233	$538	$50	$452	$713	$—

Pounds sold – consolidated basis (millions pounds)	113	253	39	114	274	17	215	295	—

Cost of sales per pound[1,2]	$2.15	$1.57	$1.90	$1.93	$1.16	$1.98	$1.97	$1.42	$—

C1 cash cost per pound[1]	$1.66	$1.66	$1.70	$1.55	$1.44	$1.97	$1.74	$1.72	$—

All-in sustaining costs per pound[1]	$2.21	$2.35	$2.30	$2.05	$1.97	$2.98	$2.11	$2.42	$—

1	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
2	Cost of sales per pound applicable to copper is calculated using cost of sales including Barrick’s proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including Barrick’s proportionate share of copper pounds from its equity method investments).

Realized Prices

Realized price is a non-GAAP financial measure which excludes from sales:

•	Unrealized gains and losses on non-hedge derivative contracts;

•	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;

•	Sales attributable to ore purchase arrangements;

•	Treatment and refining charges; and

•	Export duties.

This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices, so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. Barrick also excludes export duties that are paid upon sale and netted against revenues as well as treatment and refining charges that are paid to the refiner on gold and copper concentrate sales that are netted against revenues. Barrick believes this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess its gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of the Company’s past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

	For the years ended December 31
($ millions, except per ounce/pound information in dollars)	Gold			Copper
	2017	2016	2015	2017	2016	2015
Sales	$7,631	$7,908	$7,813	$608	$466	$1,002
Sales applicable to non-controlling interests	(810)	(948)	(826)	—	—	—
Sales applicable to equity method investments[1,2]	—	—	—	427	293	26
Realized non-hedge gold/copper derivative (losses) gains	3	(2)	—	—	—	—
Sales applicable to Pierina[3]	(153)	(112)	—	—	—	—
Treatment and refinement charges	1	16	14	157	167	178
Export duties	—	2	34	—	—	—

Revenues – as adjusted	$6,672	$6,864	$7,035	$1,192	$926	$1,206

Ounces/pounds sold (000s ounces/millions pounds)[3]	5,302	5,503	6,083	405	405	510

Realized gold/copper price per ounce/pound[4]	$1,258	$1,248	$1,157	$2.95	$2.29	$2.37

1	Represents sales of $325 million for the year ended December 31, 2017 (2016: $259 million; 2015: $26 million) applicable to Barrick’s 50% equity method investment in Zaldívar and $116 million (2016: $40 million; 2015: $nil) applicable to its 50% equity method investment in Jabal Sayid.
2	Sales applicable to equity method investments are net of treatment and refinement charges.
3	Figures exclude Pierina from the calculation of realized price per ounce, which is mining incidental ounces as it enters closure.
4	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

•	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;

•	Acquisition/disposition gains/losses;

•	Foreign currency translation gains/losses;

•	Significant tax adjustments;

•	Unrealized gains/losses on non-hedge derivative instruments; and

•	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate the Company’s underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of the Company’s performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of its core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, Barrick uses this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items that the Company adjusts for.

Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of Barrick’s core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of Barrick’s business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the years ended December 31			For the three months ended December 31
	2017	2016	2015	2017	2016
Net earnings (loss) attributable to equity holders of the Company	$1,438	$655	($2,838)	($314)	$425
Impairment charges (reversals) related to long-lived assets[1]	(212)	(250)	3,897	916	(304)
Acquisition/disposition (gains)/losses[2]	(911)	42	(187)	(29)	7
Foreign currency translation (gains)/losses	72	199	120	12	18
Significant tax adjustments[3]	244	43	134	61	(16)
Other expense adjustments[4]	178	114	135	17	39
Unrealized gains on non-hedge derivative instruments	(1)	(32)	11	5	(9)
Tax effect and non-controlling interest[5]	68	47	(928)	(415)	95

Adjusted net earnings	$876	$818	$344	$253	$255

Net earnings (loss) per share[6]	1.23	0.56	(2.44)	(0.27)	0.36
Adjusted net earnings per share[6]	0.75	0.70	0.30	0.22	0.22

1	Net impairment reversals for the current year primarily relate to impairment reversals at the Cerro Casale project upon reclassification of the project’s net assets as held-for-sale as at March 31, 2017 and impairment reversals at Lumwana during the fourth quarter of 2017, partially offset by net impairments at Acacia’s Bulyanhulu mine and the Pascua-Lama project during the fourth quarter of 2017.
2	Disposition gains for the current year primarily relate to the sale of a 50% interest in the Veladero mine and the gain related to the sale of a 25% interest in the Cerro Casale project.
3	Significant tax adjustments for the current year primarily relate to dividend withholding tax expense and a tax provision relating to the impact of the proposed framework for Acacia operations in Tanzania, partially offset by the anticipated impact of the U.S tax reform.
4	Other expense adjustments for the current year primarily relate to losses on debt extinguishment and reduced operations program costs at Acacia’s Bulyanhulu mine.
5	Tax effect and non-controlling interest for the current year primarily relates to the impairment reversals at the Cerro Casale project, tax provision at Acacia and Pueblo Viejo depreciation adjustment discussed above.
6	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

INTERESTS OF EXPERTS

The Company’s independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued an independent auditor’s report dated February 14, 2018 in respect of the Company’s consolidated financial statements as at December 31, 2017 and December 31, 2016 and for each of the years then ended and the Company’s internal control over financial reporting as at December 31, 2017. PricewaterhouseCoopers LLP has advised that they are independent with respect to the

Company within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct and the rules of the US Securities and Exchange Commission.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase securities is contained in the Company’s Management Information Circular and Proxy Statement dated March 16, 2018. As well, additional financial information is provided in the Company’s 2017 Annual Report, in the Company’s Consolidated Financial Statements (as prepared under IFRS) and Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2017 (as prepared under IFRS), each of which is available electronically from SEDAR (www.sedar.com) and from EDGAR (www.sec.gov). Additional Information relating to Barrick is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

SCHEDULE “A” AUDIT COMMITTEE MANDATE

Purpose

1. The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) is to assist the Board in its oversight of: (i) the financial reporting process and the quality, transparency and integrity of the Company’s financial statements and other related public disclosures; (ii) the Company’s internal controls over financial reporting; (iii) the Company’s compliance with legal and regulatory requirements relevant to the financial statements and financial reporting; (v) the external auditor’s qualifications and independence; and (vi) the performance of the internal audit function and the external auditor.

2. The function of the Committee is oversight. The members of the Committee are not full-time employees of the Company. The Company’s management is responsible for the preparation of the Company’s financial statements in accordance with applicable accounting standards and applicable laws and regulations. The Company’s external auditor is responsible for the audit or review, as applicable, of the Company’s financial statements in accordance with applicable auditing standards and laws and regulations.

Committee Responsibilities

3.	The Committee’s responsibilities shall include:

External Auditors

(a)	retaining and terminating, and/or making recommendations to the Board of Directors and the shareholders with respect to the retention or termination of an external auditing firm to conduct review engagements on a quarterly basis and an annual audit of the Company’s financial statements;

(b)	communicating to the external auditor that it is ultimately accountable to the Board and the Committee as representatives of the shareholders;

(c)	obtaining and reviewing an annual report prepared by the external auditor describing: the firm’s internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;

(d)	evaluating the independence of the external auditor and any potential conflicts of interest and (to assess the auditor’s independence) all relationships between the external auditor and the Company, including obtaining and reviewing an annual report prepared by the external auditor describing all relationships between the external auditor and the Company;

(e)	approving, or recommending to the Board of Directors for approval, all audit engagement fees and terms, as well as all non-audit engagements of the external auditor prior to the commencement of the engagement;

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(f)	reviewing with the external auditor the plan and scope of the quarterly review and annual audit engagements;

(g)	setting hiring policies with respect to the employment of current or former employees of the external auditor;

Financial Reporting

(h)	reviewing, discussing and recommending to the Board for approval the annual audited financial statements and related management’s discussion and analysis of financial and operating results prior to filing with securities regulatory authorities and delivery to shareholders;

(i)	reviewing and discussing with the external auditor the results of its reviews and audit, any issues arising and management’s response, including any restrictions on the scope of the external auditor’s activities or requested information and any significant disagreements with management, and resolving any disputes;

(j)	reviewing, discussing and approving, or recommending to the Board for approval, the quarterly financial statements and quarterly management’s discussion and analysis of financial and operating results prior to filing with securities regulatory authorities and delivery to shareholders;

(k)	reviewing and discussing with management and the external auditor the Company’s critical accounting policies and practices, material alternative accounting treatments, significant accounting and reporting judgments, material written communications between the external auditor and management (including management representation letters and any schedule of unadjusted differences) and significant adjustments resulting from the audit or review;

(l)	reviewing and discussing with management the Company’s earnings press releases, as well as types of financial information and earnings guidance (if any) provided to analysts and ratings agencies;

(m)	reviewing and discussing such other relevant public disclosures containing financial information as the Committee may consider necessary or appropriate;

(n)	reviewing and discussing with management the disclosure controls relating to the Company’s public disclosure of financial information, including information extracted or derived from the financial statements, and periodically assessing the adequacy of such procedures;

Internal Controls Over Financial Reporting

(o)	reviewing and discussing with management, the external auditor and the head of internal audit the effectiveness of the Company’s internal controls over financial reporting, including reviewing and discussing any significant deficiencies in the design or operation of internal controls, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting;

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(p)	discussing the Company’s process with respect to risk assessment (including fraud risk), risk management and the Company’s major financial risks and financial reporting exposures, all as they relate to internal controls over financial reporting, and the steps management has taken to monitor and control such risks;

(q)	reviewing and discussing with management the Company’s Code of Business Conduct and Ethics and anti-fraud program and the actions taken to monitor and enforce compliance;

(r)	establishing procedures for:

(i)	the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting, internal controls or auditing matters;

Internal Audit

(s)	reviewing and discussing with management, the external auditor and the head of internal audit the responsibilities and effectiveness of the Company’s internal audit function, including reviewing the internal audit mandate, independence, organizational structure, internal audit plans and adequacy of resources, receiving periodic internal audit reports and meeting privately with the head of internal audit on a periodic basis;

(t)	approving in advance the retention and dismissal of the head of internal audit;

Other

(u)	meeting separately, periodically, with each of management, the head of internal audit and the external auditor;

(v)	reporting regularly to the Board and, where appropriate, making recommendations to management of the Company and/or to the Board;

(w)	liaising with the Risk Committee of the Board, as appropriate, on matters relevant to the Company’s management of enterprise risks;

(x)	reviewing and assessing its mandate and recommending any proposed changes to the Corporate Governance & Nominating Committee of the Board on an annual basis; and

(y)	evaluating the functioning of the Committee on an annual basis, including with reference to the discharge of its mandate.

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Responsibilities of the Committee Chair

4. The fundamental responsibility of the Committee Chair is to be responsible for the management and effective performance of the Committee and provide leadership to the Committee in fulfilling its mandate and any other matters delegated to it by the Board. To that end, the Committee Chair’s responsibilities include:

(a)	working with the Executive Chairman and the Secretary to establish the frequency of Committee meetings and the agendas for meetings;

(b)	providing leadership to the Committee and presiding over Committee meetings;

(c)	facilitating the flow of information to and from the Committee and fostering an environment in which Committee members may ask questions and express their viewpoints;

(d)	reporting to the Board with respect to the significant activities of the Committee and any recommendations of the Committee;

(e)	liaising with the Chair of the Risk Committee of the Board, as appropriate, on matters relevant to the Company’s management of enterprise risks;

(f)	leading the Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate; and

(g)	taking such other steps as are reasonably required to ensure that the Committee carries out its mandate.

Powers

5. The Committee shall have the authority, including approval of fees and other retention terms, to obtain advice and assistance from outside legal, accounting or other advisors in its sole discretion, at the expense of the Company, which shall provide adequate funding for such purposes. The Company shall also provide the Committee with adequate funding for the ordinary administrative expenses of the Committee. The Committee shall have unrestricted access to information, management, the external auditor and the head of internal audit, including private meetings, as it considers necessary or appropriate to discharge its duties and responsibilities. The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee.

Composition

6. The Committee shall be appointed by the Board annually and shall be comprised of a minimum of three directors. If an appointment of members of the Committee is not made as prescribed, the members shall continue as such until their successors are appointed.

7. All of the members of the Committee shall be directors whom the Board has determined are independent, taking into account the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

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8. Each member of the Committee shall be “financially literate” and at least one member of the Committee shall have “accounting or related financial management expertise”1. At least one member of the Committee shall be an “audit committee financial expert”, as defined in the applicable rules and authorities and/or stock exchanges.

9. If a Committee member simultaneously serves on the audit committee of more than two other public companies, the Board shall make a determination as to whether such service impairs the ability of such member to serve effectively on the Committee and disclose such determination in the Company’s annual proxy statement.

Meetings

10. The Committee shall have a minimum of four meetings per year, to coincide with the Company’s financial reporting cycle. Additional meetings will be scheduled as considered necessary or appropriate, including to consider specific matters at the request of the external auditor or the head of internal audit.

11. The time and place of the meetings of the Committee, the calling of meetings and the procedure at such meetings shall be determined by the Chair of the Committee unless otherwise determined by the by-laws of the Company or by resolution of the Board, provided that all matters put forward for approval by the Committee shall be determined by majority vote.

[1]	For purposes of this mandate, “financially literate” means the ability to read and understand a balance sheet, an income statement, a cash flow statement and the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and “accounting or related financial management expertise” means the ability to analyze and interpret a full set of financial statements, including the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements.

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